Exhibit 2.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [*], HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

CONFIDENTIAL

Execution Version

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

MIRUM PHARMACEUTICALS, INC.,

BJORK MERGER SUB I, INC.,

BJORK MERGER SUB II, LLC,

BLUEJAY THERAPEUTICS, INC.

AND

FORTIS ADVISORS LLC,

AS STOCKHOLDER REPRESENTATIVE

DECEMBER 6, 2025

i

2.20	Compliance with Laws	65
2.21	Export Control and Sanctions Laws	67
2.22	Foreign Corrupt Practices Act; Anti-Money Laundering Compliance	68
2.23	Key Suppliers	68
2.24	Outbound Investment Security Program	69

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS		69

3.1	Organization	69
3.2	Authority and Enforceability	69
3.3	Capitalization	70
3.4	Cash Resources	70
3.5	Parent Common Stock	70
3.6	No Conflict	71
3.7	Litigation	71
3.8	Compliance with Laws	71
3.9	No Prior Activities of Merger Subs	71
3.10	Governmental Approvals	71
3.11	Brokers’ and Finders’ Fees	71
3.12	Parent SEC Documents	72
3.13	Tax Matters	72

ARTICLE IV STOCKHOLDER AND TAX MATTERS		73

4.1	Stockholder Notice; Security Holder Notice	73
4.2	Tax Matters	73
4.3	Spreadsheet	76
4.4	Securities Law Exemption; Transfer Restrictions	77
4.5	Listing	80
4.6	Indemnification of Directors and Officers of the Company	80

ARTICLE V ADDITIONAL AGREEMENTS		81

5.1	Conduct of the Business of the Company	81
5.2	Conduct of Business of Parent	85
5.3	No Solicitation	85
5.4	Access to Information	87
5.5	Regulatory Matters	87
5.6	Notification of Certain Matters	88
5.7	Section 280G	89
5.8	Confidentiality	90
5.9	Public Disclosure	90
5.10	Regulatory Filings; Efforts	91
5.11	Continuing Employee Matters	93
5.12	Termination of 401(k) Plan	93
5.13	Consents	94

5.14	Terminated Agreements	94
5.15	Expenses	94
5.16	Transaction Invoices	95
5.17	Closing Deliverables and Actions	95
5.18	Non-Continuing Employees	95
5.19	228 Consent	96
5.20	Delivery of Related Agreements	96

ARTICLE VI CONDITIONS TO THE FIRST MERGER		96

6.1	Conditions to Obligations of Each Party to Effect the First Merger	96
6.2	Conditions to the Obligations of Parent and Merger Sub I	97
6.3	Conditions to Obligations of the Company	98

ARTICLE VII SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION; HOLDBACK		98

7.1	Survival	98
7.2	Indemnification	99
7.3	Certain Limitations	101
7.4	Claims for Indemnification; Resolution of Conflicts	103
7.5	Third Party Claims	106

ARTICLE VIII TERMINATION		107

8.1	Termination	107
8.2	Effect of Termination	108

ARTICLE IX GENERAL PROVISIONS		108

9.1	Notices	108
9.2	Stockholder Representative	109
9.3	Interpretation	112
9.4	Counterparts	113
9.5	Entire Agreement; Assignment	113
9.6	Severability	113
9.7	Extension and Waiver	114
9.8	Amendment	114
9.9	Specific Performance	114
9.10	Other Remedies	114
9.11	Governing Law	115
9.12	Exclusive Jurisdiction; Waiver of Jury Trial	115
9.13	Rules of Construction	116
9.14	Company Acknowledgements	116
9.15	Parent Parties Acknowledgements	117
9.16	Disclosure Schedules	118
9.17	Attorney-Client Privilege	119

Schedules

A	Company Signing Stockholders
B	Third Party Consents and Notices
C	Terminated Agreements
D	Indemnification Agreements
E	Parent Representatives
F	Illustrative Working Capital Calculation
1.18	Milestone Payments
5.17	Non-Continuing Employees

Exhibits

A	Form of Certificate of Merger
B	Form of Second Certificate of Merger
C	Form of Director and Officer Resignation Letters
D	Form of Joinder and Lock-Up Agreement
E	Form of FIRPTA Compliance Certificate
F	Form of Suitability Documentation
G	Form of Letter of Transmittal
H	Form of Spreadsheet
I	Form of Option Release Agreement
J	Form of Selling Stockholder Questionnaire

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of December 5, 2025 (the “Agreement Date”), by and among Mirum Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Bjork Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub I”), Bjork Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Bluejay Therapeutics, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the Company Security Holders (the “Stockholder Representative”). Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to them in Section 1.7.

RECITALS

WHEREAS, the board of directors of the Company (the “Board”) has unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement, including the acquisition of the Company by Parent, by means of a statutory merger of Merger Sub I with and into the Company, pursuant to which the Company would survive and become a direct wholly owned subsidiary of Parent (the “First Merger”), and, as part of the same overall transaction, the surviving entity of the First Merger would merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger (the “Second Merger” and, together with the First Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement, are advisable and fair to, and in the best interests of, the Company and the Company Stockholders, (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, and (c) adopted a resolution directing the approval of this Agreement be submitted to the Company Stockholders for its consideration and recommending that all of such Company Stockholders approve this Agreement;

WHEREAS, the board of directors of Parent has unanimously approved this Agreement and the transactions contemplated hereby, including the Mergers and the issuance of shares of Parent Common Stock to Company Security Holders receiving shares of Parent Common Stock pursuant to this Agreement (the “Parent Stock Issuance”);

WHEREAS, each of the parties intends that (a) for U.S. federal income tax purposes, the Mergers, taken together, constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321, (b) the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder to which each of Parent and the Company are to be parties under Section 368(b) of the Code (the “Intended Tax Treatment”) and (c) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Specified Non-Continuing Employee is entering into a Restrictive Covenant Agreement, (each, a “Restrictive Covenant Agreement”), to be effective as of the Effective Time;

WHEREAS, on the Agreement Date and immediately after delivery of this Agreement, the Company shall deliver to Parent and Merger Sub I the written consent of the Company Stockholders (such written consent, the “Company Stockholder Consent”) representing not less than (a) a majority of the outstanding shares of Company Common Stock, (b) a majority of the outstanding shares of Company Preferred Stock (voting together as a single voting class and on an as-converted to Company Common Stock basis), (c) a majority of the outstanding shares of Company Senior Preferred Stock (voting together as a single voting class and on an as-converted to Company Common Stock basis), and (d) a majority of all of the outstanding shares of Company Capital Stock (voting together as a single class on an as-converted to Company Common Stock basis), in each case, outstanding as of the date of this Agreement, in favor of this Agreement and the transactions contemplated by this Agreement, including the Mergers (the “Company Stockholder Approval”); and

WHEREAS, in connection with the execution of this Agreement and as an inducement for Parent to enter into this Agreement, the Company Stockholders set forth on Schedule A hereto have executed a Joinder and Lock-Up Agreement and Suitability Documentation.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

ARTICLE I

THE MERGERS

1.1 Mergers. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub I shall be merged with and into the Company, the separate corporate existence of Merger Sub I shall cease, and the Company shall continue as the surviving corporation and as a direct wholly owned subsidiary of Parent. The surviving corporation after the First Merger is sometimes referred to hereinafter as the “First-Step Surviving Corporation.” At the Second Effective Time, Parent shall cause the First-Step Surviving Corporation to merge with and into Merger Sub II in accordance with the Delaware Limited Liability Company Act (the “Delaware LLC Act”), whereupon the separate corporate existence of the First-Step Surviving Corporation shall cease, and Merger Sub II shall be the surviving entity. The surviving entity after the Second Merger is sometimes referred to hereinafter as the “Surviving Entity.”

1.2 Effective Time.

(a) Contemporaneously with the Closing, the parties hereto shall cause the First Merger to be effected by filing a certificate of merger in the form attached hereto as Exhibit A (the “Certificate of Merger”), with the Secretary of State of the State of Delaware, in accordance with the terms and conditions of the DGCL. The First Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time which the parties hereto shall have agreed and designated in the Certificate of Merger as the effective time of the First Merger (the “Effective Time”).

(b) Promptly following the Effective Time, Parent shall cause the Second Merger to be consummated by filing a certificate of merger in the form attached hereto as Exhibit B (the “Second Certificate of Merger” and together with the Certificate of Merger, the “Certificates of Merger”) with the Secretary of State of the State of Delaware, in accordance with the terms and conditions of the DGCL and Delaware LLC Act. The Second Merger shall become effective at the time of filing the Second Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and Delaware LLC Act, or at such later time which the parties hereto shall have agreed and designated in the Second Certificate of Merger as the effective time of the Second Merger (the “Second Effective Time”).

1.3 Effects of the Mergers. At the Effective Time, the First Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub I shall vest in the First-Step Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the First-Step Surviving Corporation. At the Second Effective Time, the Second Merger shall have the effects set forth in the applicable provisions of the DGCL and the Delaware LLC Act. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, immunities, powers and franchises of the First-Step Surviving Corporation and Merger Sub II shall vest in the Surviving Entity, and all debts, liabilities, and duties of the First-Step Surviving Corporation and Merger Sub II shall become the debts, liabilities, and duties of the Surviving Entity.

1.4 Closing; Closing Deliverables.

(a) Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the First Merger (the “Closing”) shall take place by electronic means of communication at 6:00 a.m. Pacific time on the third (3rd) Business Day following satisfaction or waiver of the conditions set forth in Article VI (except for those conditions that, by their nature, are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at the Closing); provided, however, that the Closing shall occur no earlier than January 5, 2026, or at such other time and place as the parties may agree in writing. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

(b) At or before the Closing, as applicable, the Company will deliver (or cause to be delivered) to Parent:

(i) an effective 280G Waiver from each Person described in Section 5.7(a);

(ii) (a) all necessary consents, waivers and approvals of parties to the Contracts listed on Part One of Schedule C attached hereto and (b) evidence that the Company has terminated each of such agreements listed on Part Two of Schedule C attached hereto (the “Terminated Agreements”), in each case, in a form reasonably acceptable to Parent;

(iii) evidence that the Company shall have terminated the employment or engagement of the Specified Non-Continuing Employee and the Company shall have obtained the Non-Continuing Employee Release from the Specified Non-Continuing Employee;

(iv) a duly executed Director and Officer Resignation Letter in the form attached hereto as Exhibit C (the “Director and Officer Resignation Letter”) from each of the officers and directors of the Company effective as of the Closing;

(v) the Company Stockholder Consent;

(vi) a certificate, validly executed by the Chief Executive Officer of the Company, certifying as to (1) the valid adoption of the Company Board Resolutions and (2) the results of the Company Stockholder solicitation described in Section 5.7(a);

(vii) the Company Closing Financial Certificate, validly executed by the Chief Executive Officer of the Company;

(viii) the Spreadsheet and the Estimated Closing Statement;

(ix) a duly executed Joinder and Lock-Up Agreement in the form attached hereto as Exhibit D (the “Joinder and Lock-Up Agreement”) from the Company Stockholders representing, in the aggregate, at least [*] of the outstanding number of shares of Company Capital Stock (on an as-converted to Company Common Stock basis);

(x) a duly executed statement, in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) and in the form attached hereto as Exhibit E, certifying that an interest in the Company is not a U.S. real property interest within the meaning of Section 897(c) of the Code, together with the required notice to the IRS and written authorization for Parent to deliver such notice and a copy of such statement to the IRS on behalf of the Company upon the Closing (the “FIRPTA Compliance Certificate”);

(xi) the Paying Agent Agreement, duly executed by the Stockholder Representative; and

(xii) a certificate of good standing with respect to the Company from the Secretary of State of the State of Delaware which is dated within two (2) Business Days prior to the Closing.

1.5 Certificate of Incorporation and Bylaws; Certificate of Formation and LLC Agreement. The certificate of incorporation of Merger Sub I in effect immediately prior to the Effective Time shall be the certificate of incorporation of the First-Step Surviving Corporation in the First Merger as of the Effective Time, and the bylaws of Merger Sub I in effect immediately prior to the Effective Time shall be the bylaws of the First-Step Surviving Corporation in the First Merger as of the Effective Time until amended in accordance with applicable Law. The certificate of formation of Merger Sub II in effect immediately prior to the Second Effective Time shall be certificate of formation of the Surviving Entity in the Second Merger as of the Second Effective Time, and the limited liability company agreement of Merger Sub II in effect immediately prior to the Second Effective Time shall be the limited liability company agreement of the Surviving Entity in the Second Merger as of the Second Effective Time until amended in accordance with applicable Law.

1.6 Directors and Officers; Managers and Officers.

(a) Directors and Officers of the First-Step Surviving Corporation. The directors of Merger Sub I immediately prior to the Effective Time shall be the directors of the First-Step Surviving Corporation immediately after the Effective Time, each to hold the office of a director of the First-Step Surviving Corporation in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the First-Step Surviving Corporation until their successors are duly elected and qualified. The officers of Merger Sub I immediately prior to the Effective Time shall be the officers of the First-Step Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the First-Step Surviving Corporation.

(b) Managers and Officers of the Surviving Entity. The managers of Merger Sub II immediately prior to the Second Effective Time shall be the managers of the Surviving Entity immediately after the Second Effective Time, each to hold the office of a manager of the Surviving Entity in accordance with the provisions of the Delaware LLC Act and the organizational documents of the Surviving Entity until their successors are duly elected and qualified. The officers of Merger Sub II immediately prior to the Second Effective Time shall be the officers of the Surviving Entity immediately after the Second Effective Time, each to hold office in accordance with the provisions of the limited liability company agreement of the Surviving Entity.

1.7 Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“228 Consent” has the meaning set forth in Section 5.19.

“Accounting Principles” shall mean the same accounting methods, policies, practices, principles, procedures (with consistent classifications), judgments and estimation methodologies used in the preparation of the Company Audited Financial Statements as of December 31, 2024, applied on a consistent basis with the Company Audited Financial Statements to the extent consistent with GAAP, and (ii) solely to the extent inconsistent with GAAP, such accounting methods, policies, practices, principles, procedures (with consistent classifications), judgments and estimation methodologies that are consistent with GAAP and most closely approximate the accounting methods, policies, practices, principles, procedures (with consistent classifications), judgments and estimation methodologies used in the preparation of the Company Audited Financial Statements. A sample calculation of the Closing Net Working Capital Amount is attached hereto as Schedule F. For the avoidance of doubt, all amounts included in the sample calculation of Closing Net Working Capital Amount are included for illustrative purposes only. If there are any conflicts between the Accounting Principles and the example Closing Net Working Capital Amount calculation, the Accounting Principles shall take precedence.

“Acquired Companies” shall mean the Company and each subsidiary of the Company.

“Acquired Company Grants” shall mean (i) any Grants provided to the Acquired Companies that were or are used in the development of any Acquired Company Intellectual Property that is material to the business of the Acquired Companies, collectively, other than any licenses or, (ii) to the Knowledge of the Company, any Grants provided to any licensor or sub-licensor of any Acquired Company Intellectual Property licensed or sub-licensed to any Acquired Company that were or are used in the development of any Acquired Company Intellectual Property exclusively licensed to any Acquired Company.

“Acquired Company Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Acquired Companies or licensed to the Acquired Companies, including Intellectual Property covering the Product Candidates.

“Acquisition Proposal” shall mean, with respect to the Company, any agreement, offer, discussion, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by or on behalf of Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving an Acquisition Transaction.

“Acquisition Transaction” shall mean (i) the purchase, issuance, grant, or disposition of any capital stock or other securities of any of the Acquired Companies, or the purchase, license or disposition of all or any material portion of the assets of the Acquired Companies (other than: (x) the issuance of equity securities to existing or new Employees, directors, or advisors in the ordinary course, or (y) the issuance of Company Common Stock in connection with the conversion of Company Preferred Stock to Company Common Stock pursuant to the Charter Documents) or (ii) any merger, consolidation, business combination or similar transaction involving the Acquired Companies, in each case other than with Parent or its Affiliates.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person or, in the case of an individual, a member of such Person’s immediate family; or, if such Person is a partnership or a limited liability company, any general partner or managing member, as applicable, of such Person or a Person controlling any such general partner or managing member. For purposes of this definition, “control” (including the correlative terms “controlling”, “controlled by,” and “under common control with”) shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Option Exercise Price” shall mean the aggregate exercise prices payable upon the exercise in full of all Company Options (whether vested or unvested) that have an exercise price per share less than the Per Share Amount and are outstanding as of immediately prior to the Effective Time.

“Aggregate Option Value” shall mean, with respect to each Company Option, an amount equal to the amount, if any, by which the Per Share Amount exceeds the per share exercise price of such Company Option multiplied by the number of shares of Company Common Stock covered by such Company Option immediately prior to the Effective Time; provided, that for purposes of this definition, the Per Share Amount shall be determined including the Aggregate Option Exercise Price in the Total Merger Consideration, and the Fully Diluted Share Number shall take into account all shares of Company Common Stock issuable upon the exercise of all outstanding Company Options (and not only the Net Option Shares with respect thereto).

“Anti-Money Laundering Laws” shall mean federal or state statutes, regulations or guidelines, including the Bank Secrecy Act, designed to prevent terrorist financing, money laundering and other criminal activity.

“Antitrust Law” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other applicable laws and regulations (including non-U.S. Laws and regulations) issued by a Governmental Entity that are designed or intended to preserve and protect competition, to prohibit and restrict monopolization, attempted monopolization, restraint of trade and abuse of dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Applicable Milestone Payment” shall mean, with respect to each Milestone Event set forth on Schedule 1.18, the milestone payment set forth opposite such Milestone Event on Schedule 1.18.

“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in California.

“California Law” shall mean the California General Corporation Law.

“CDMO” shall mean a contract development and manufacturing organization.

“Certificates” shall mean certificates or other instruments delivered by the Company in connection with the Closing of the transactions contemplated by this Agreement, including pursuant to Section 1.4(b)(vi) (Certificate of Secretary of the Company), the Company Closing Financial Certificate, and the FIRPTA Compliance Certificate.

“Closing Cash Amount” shall mean, as of 11:59 p.m. (Pacific Time) on the calendar day immediately prior to the Closing Date, all cash and cash equivalents of the Company, determined in accordance with the Accounting Principles.

“Closing Indebtedness Amount” shall mean the Company’s Indebtedness as of 11:59 p.m. (Pacific Time) on the calendar day immediately prior to the Closing Date, provided that any Taxes included in Indebtedness shall be calculated as of the end of the day on the Closing Date.

“Closing Net Working Capital Amount” shall mean, as of 11:59 p.m. (Pacific Time) on the calendar day immediately prior to the Closing Date, (i) the Company’s consolidated total current assets immediately prior to the Closing (as defined by and determined in accordance with the Accounting Principles) less (ii) the Company’s consolidated total current liabilities immediately prior to the Closing (as defined by and determined in accordance with the Accounting Principles). For purposes of calculating the Closing Net Working Capital Amount, (a) the

Company’s current assets shall exclude all cash and cash equivalents, amounts owed to the Company by Employees pursuant to promissory notes, and income Tax assets, (b) the Company’s current liabilities shall (1) exclude all Indebtedness included in the final calculation of the Closing Indebtedness Amount, (2) exclude all income Tax liabilities and (3) exclude all Third Party Expenses included in the final calculation of the Closing Third Party Expenses, and (c) any Taxes included in the Closing Net Working Capital Amount shall be calculated as of the end of the day on the Closing Date.

“Closing Target Net Working Capital Amount” shall mean $[*].

“Closing Third Party Expenses” shall mean the Third Party Expenses of the Company that shall not have been fully and finally satisfied as of immediately prior to the Closing.

“Closing Working Capital Adjustment Amount” shall mean the amount (which may be positive or negative) equal to (i) the Closing Net Working Capital Amount less (ii) the Closing Target Net Working Capital Amount.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” shall mean the Company Common Stock (including any Restricted Shares) and the Company Preferred Stock.

“Company Closing Financial Certificate” shall mean a certificate executed by the Chief Executive Officer of the Company dated as of the Closing Date, certifying, as of the Closing, to each item set forth on the Spreadsheet.

“Company Common Stock” shall mean shares of common stock, par value $0.00001 per share, of the Company.

“Company Employee Plan” shall mean each material plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, change in control payments, tax gross-ups, employee loans, termination pay, deferred compensation, stock option, stock purchase, restricted stock, performance awards, or other stock related awards, health and welfare benefits, profit sharing, retiree medical or life insurance, disability, pension, retirement, supplemental retirement, vacation, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA and each Employee Agreement, in each case, which is maintained, sponsored, contributed to, or required to be contributed to, by an Acquired Company or any ERISA Affiliate with respect to any Employee, or with respect to which an Acquired Company has or may have any Liability.

“Company Equity Plan” shall mean the Company’s 2021 Stock Incentive Plan.

“Company Obligor” shall mean each person that owes any amounts with respect to a Securityholder Loan.

“Company Optionholder” shall mean any Person holding any Company Option that is outstanding immediately prior to the Effective Time.

“Company Options” shall mean all outstanding options (whether or not vested) to purchase or otherwise acquire shares of Company Common Stock.

“Company Preferred Stock” shall mean, collectively, the Company Series A Preferred Stock, the Company Series A-1 Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock, and the Company Series C-1 Preferred Stock.

“Company Securities” shall mean all (i) options, warrants or other rights or Contracts, arrangement or commitments of any character to acquire capital stock of the Company, in each case pursuant to Contracts to which the Company is a party, (ii) shares of capital stock of or other voting securities or ownership interests in the Company, and (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into or exchangeable for securities having voting rights) or ownership interests in the Company that in each case have been issued or granted by the Company or are pursuant to Contracts to which the Company is a party.

“Company Security Holders” shall mean the Company Stockholders and the Company Optionholders.

“Company Senior Preferred Stock” shall mean, collectively, the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock, and the Company Series C-1 Preferred Stock.

“Company Series A Preferred Stock” shall mean the Series A Preferred Stock of the Company, par value $0.00001 per share.

“Company Series A-1 Preferred Stock” shall mean the Series A-1 Preferred Stock of the Company, par value $0.00001 per share.

“Company Series B Preferred Stock” shall mean the Series B Preferred Stock of the Company, par value $0.00001 per share.

“Company Series C Preferred Stock” shall mean the Series C Preferred Stock of the Company, par value $0.00001 per share.

“Company Series C-1 Preferred Stock” shall mean the Series C-1 Preferred Stock of the Company, par value $0.00001 per share.

“Company Stockholder” shall mean any holder of Company Capital Stock.

“Continuing Employees” shall mean the employees of and individual independent contractors directly engaged by the Acquired Companies who remain employed or engaged by the Company following the Effective Time or become employees or individual independent contractors of Parent or any of its subsidiaries (including the Surviving Entity) immediately following the Effective Time.

“Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature.

“Deferred Transaction Payroll Taxes” shall mean the employer’s portion of any employment, payroll or similar Taxes with respect to any payments in respect of Company Options or Restricted Shares in connection with any Applicable Milestone Payment.

“DOL” shall mean the United States Department of Labor.

“Dollars” or “$” shall mean United States Dollars.

“Eligible Security Holder” shall mean a Company Security Holder who either (i) has completed and delivered to the Company and Parent prior to the Closing Date duly executed Suitability Documentation validly certifying that such Company Security Holder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act) or (ii) is determined by Parent in its sole discretion to be an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act).

“Employee” shall mean any natural person who is a current or former employee, officer, director, or individual independent contractor directly engaged by, any of the Acquired Companies (including any individual co-employed through a professional employer organization or employer of record, and any individual independent contractor engaged through a sole proprietorship or an entity that, to the Knowledge of the Company, is wholly owned and operated by the individual).

“Employee Agreement” shall mean each management, employment, severance, separation, consulting, advisory, contractor, relocation, loan or other written agreement, or contract (including any offer letter or any agreement providing for accelerated vesting Company Options or Company Common Stock subject to a right of repurchase in favor of the Company) between the Company and any Employee and pursuant to which any Acquired Company has or may have any Liability.

“Employee Option” shall mean each Company Option that was granted to the holder in the holder’s capacity as, or that had vesting tied to the holder’s performance of services as, an employee service provider of the Acquired Companies for applicable employment Tax purposes pursuant to the applicable award agreement.

“Environmental, Health and Safety Requirements” shall mean all applicable Laws concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any Hazardous Substances.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any subsidiary or other current or former Person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Excepted Contracts” shall mean (i) any Contract granting to any Acquired Company non-exclusive rights to “off-the-shelf” or similar software that is not modified or customized and is generally available on commercially reasonable terms with annual license, maintenance or other fees of $[*], or less in the aggregate, and is not incorporated into, or used directly in the development, manufacturing, testing, distribution, or support of any products, processes or services of the Acquired Companies’ business and under which there are no transfers of ownership or licenses of Acquired Company Intellectual Property to any Person, (ii) Contracts that have expired on their own terms or were terminated prior to the date hereof that do not have any continuing obligations, rights or interests (other than obligations to maintain confidentiality), (iii) non-disclosure agreements entered into in the ordinary course of business that do not include any express license grants or have any continuing obligations binding on any Acquired Company (other than customary non-disclosure and nonuse obligations), (iv) IP Agreements, on the Company’s standard form of IP Agreement provided to Parent, (v) materials transfer agreements and clinical trial agreements between the Company and clinical trial sites or institutions (but, for clarity, excluding clinical trial agreements between the Company and CROs), in each case entered into the ordinary course of business that do not (A) transfer ownership of Intellectual Property from any Acquired Company to any Person, (B) grant any exclusive license under any Acquired Company Intellectual Property to any Person, (C) grant to any Person a license to use Acquired Company Intellectual Property for the supply, manufacturing, or commercialization of Product Candidates, or (D) grant to any Person a license to use Acquired Company Intellectual Property for the research or development of products, (vi) any Contract for the purchase of services, consumables, materials, equipment or supplies that is entered into the ordinary course of business that grant vendors or services providers of any Acquired Company only a non-exclusive license to rights in connection with, and solely for the purposes of, such vendor’s or service provider’s provision of goods or services to any Acquired Company for less than $[*], and (vii) any Company Employee Plan and Employment Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Expense Fund Amount” shall mean $[*].

“FDA” shall mean the United States Food and Drug Administration or any successor agency with comparable responsibilities in the United States.

“FDC Act” shall mean the U.S. Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.).

“Fraud” shall mean actual and intentional fraud under Delaware law with respect to the making of the representations and warranties expressly set forth in this Agreement. For the avoidance of doubt, “Fraud” does not include any claim for fraud based on negligence or recklessness or equitable fraud, promissory fraud or constructive fraud.

“Fully Diluted Share Number” shall mean the aggregate number of shares of Company Capital Stock, without duplication, equal to (i) the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time ((x) with respect to the Company Preferred Stock, on an as-converted into Company Common Stock basis and (y) excluding any Cancelled Shares), plus (ii) the total number of shares of Company Common Stock issuable upon the exercise, conversion or exchange in full of all other Company Securities, including Company Options, outstanding (whether vested or unvested) immediately prior to the Effective Time; provided, that, for purposes of this definition, the total number of shares of Company Common Stock issuable upon the exercise of each Company Option shall be the Net Option Shares with respect to such Company Option, and, for the avoidance of doubt, no cancelled or underwater Company Options shall be included in the Fully Diluted Share Number.

“Fundamental Representations” shall mean the representations and warranties contained in Section 2.1(a) (Organization of the Company), Section 2.1(a) (Subsidiaries), Section 2.2 (Company Capital Structure), Section 2.3 (Authority and Enforceability), Section 2.4(a)(i) (No Conflict), and Section 2.17 (Brokers’ and Finders’ Fees).

“GAAP” shall mean United States generally accepted accounting principles.

“Good Clinical Practices” shall mean the standards governing the conduct of clinical trials, including with respect to the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials (including all applicable requirements relating to protection of human subjects), as set forth in the FDC Act and applicable regulations promulgated by the FDA (including, for example, 21 C.F.R. Parts 11, 50, 54, 56, and 312), and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by any other applicable Governmental Entity, to the extent any such requirements or standards carry the force or effect of Law.

“Good Documentation Practices” shall mean the standards and practices of creating and maintaining records that are accurate, attributable, verified as genuine, legible, contemporaneous and complete, and are created and stored using security measures that protect the confidential nature (if applicable) and integrity of the records, and prevent unauthorized access to, and alteration, corruption or loss of such records in a manner sufficient to satisfy the requirements contained in 21 C.F.R. Parts 58, 312, 210, and 211, and all comparable standards of any other applicable Governmental Entity, to the extent any such standards, practices or requirements carry the force or effect of Law.

“Good Laboratory Practices” shall mean the standards for conducting non-clinical laboratory studies, as set forth in the FDC Act and applicable regulations promulgated by the FDA (including, for example, 21 C.F.R. Parts 11 and 58), and such standards of good laboratory practices as are required by applicable Governmental Entities in any other countries, to the extent any such standards carry the force or effect of Law.

“Good Manufacturing Practices” shall mean all applicable Laws governing the manufacture, processing, packaging, testing, transportation, handling and holding of drug products, as set forth in the FDC Act and applicable regulations promulgated by the FDA (including, for example, 21 C.F.R. Parts 11, 210, and 211), together with any comparable Laws enforced by Governmental Entities outside of the United States.

“Governmental Entity” shall mean (i) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of a government, (ii) any agency, division, bureau, department, or other political subdivision of any government described in the foregoing clause of this definition (including patent and trademark offices).

“Grant” shall mean any grants, subsidies, credits, funding, facilities, resources, personnel or consideration from, or any Contract with respect thereto with, any Governmental Entity, university, college, other educational institution, multi-national, bi-national or international organization or research center.

“Hazardous Substances” shall mean (i) any substances, material or waste listed, defined in or regulated under, or that may form the basis of liability under, any Environmental Law, including under the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Toxic Substances Control Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, and their state counterparts, as each may be amended from time to time, and all regulations thereunder; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) lead, polychlorinated biphenyls, asbestos and radon; (v) any other pollutant or contaminant; (vi) any medical waste, regulated medical waste, infectious substance, bloodborne pathogen, other-potentially infectious materials, or sharps waste; and (vii) per- and polyfluoroalkyl substances.

“HIPAA” shall mean, collectively, (a) the Health Insurance Portability and Accountability Act of 1996, and (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009), and regulations promulgated thereunder.

“Holdback” shall mean the Working Capital Holdback Cash plus the Indemnity Holdback.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” of any Person at any time shall mean, without duplication: (i) all obligations of such Person for borrowed money; (ii) all obligations evidenced by bonds, debentures, notes (convertible or otherwise) or similar instruments; (iii) all obligations of such Person for the deferred purchase price of property or services (including any milestone, earnout or similar payments, but excluding accounts payable); (iv) all accrued and unpaid income Taxes of such Person for any Tax period (or portion thereof) ending on the Closing Date, or ending prior to the Closing Date if the due date (taking into account extensions of such due date validly obtained)

for filing the Tax Return with respect to such Tax period has not occurred as of the Closing Date, which shall be (x) reduced, but not below zero in any jurisdiction or with respect to any type of Tax, by any estimated Tax payments, prepaid Taxes, overpayments of Taxes, net operating losses and any other Tax deposits or attributes relating to such Taxes with respect to any Pre-Closing Tax Period that are permitted to be applied to reduce the liability for Taxes in such period, (y) calculated solely in respect of those jurisdictions where the Company has historically filed Tax Returns or has established Taxable nexus in the most recent Tax period and (z) determined (A) by taking into account any Transaction Tax Deductions deductible in such Pre-Closing Tax Period; (B) by excluding any Tax liability attributable to any action taken by Parent or any of its Affiliates (including, after the Closing, the Company) after the Closing outside the ordinary course of business; (C) in accordance with the accounting methodology and the past practices (including reporting positions, elections and accounting methods) of the Company in preparing Tax Returns with respect to income Taxes; and (D) by applying applicable Tax Laws, rather than by applying accounting principles; (v) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (i) through (iv) above to the extent of the obligation secured; (vi) all accrued interest, fees and prepayment penalties on the items described in clauses (i) through (v) above; (vii) all obligations of such Person under swaps, collars, caps, hedges, derivatives of any kind or similar instruments; (viii) all guarantees by such Person of any obligations of a third party of a nature similar to the types of obligations described in the foregoing clauses (i) through (viii) above, to the extent of the obligation guaranteed; and (ix) outstanding severance obligations of such Person (other than severance obligations included in the definition of Third Party Expenses or expressly excluded from the definition of Third Party Expense).

“Indemnity Holdback” shall mean the Indemnity Holdback Cash and Indemnity Holdback Shares.

“Indemnity Holdback Amount” shall mean $[*].

“Indemnity Holdback Cash” shall mean, (a) as of the Closing, the aggregate cash amount of $[*] held back pursuant to Sections 1.9(a) and 1.9(b) from the Total Merger Consideration payable to Company Security Holders, representing [*] of the Indemnity Holdback Amount and, (b) thereafter, as of any time, the amount of Indemnity Holdback Cash that has not yet been released to the Company Security Holders or permanently withheld by Parent in accordance with the terms of this Agreement.

“Indemnity Holdback Shares” shall mean, (a) as of the Closing, the number of shares of Parent Common Stock held back pursuant to Sections 1.9(a) and 1.9(b) from the Total Merger Consideration payable to Company Security Holders constituting $[*] in value (based on the Parent Common Stock Value), representing [*] of the Indemnity Holdback Amount and, (b) thereafter, as of any time, the amount of Indemnity Holdback Shares that have not yet been released to the Company Security Holders or permanently withheld by Parent in accordance with the terms of this Agreement.

“Intellectual Property” shall mean all intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of any jurisdiction worldwide, whether registered or unregistered: (i) issued patents and pending patent applications, including amendments, certificates of correction, counterparts, continuations, continuations-in-part, divisionals, extensions, non-provisionals, provisionals, reexaminations, reissues, designs, utility models, extensions, patent term extensions (including any supplementary protection certificates and the like and pediatric extensions), renewals, restorations, revisions, any patent granted as a result of any post-grant proceedings, reviews, and substitutions thereof, patent or invention disclosures (collectively, “Patents”); (ii) trademarks, service marks, trade names, business marks, service names, brand names, corporate names, logos, symbols, domain names, and URLs, websites and webpages (including social media accounts), trade dress and other indicia of origin, other source or business identifiers and other general intangibles of a like nature to the extent protectable by applicable trademark law, and all registrations and applications for all of the foregoing, including all extensions, modifications and renewals thereof, and all goodwill associated with all of the foregoing (collectively, “Marks”); (iii) published and unpublished works of authorship, copyrights therein and thereto, and all registrations and applications for registration for all of the foregoing (collectively, “Copyrights”); (iv) all rights in data, databases and data collections; (v) Know-How; and (vi) rights to sue for past, present, and future infringement or misappropriation of the rights set forth above.

“IP Representations” shall mean the representations and warranties contained in the following sentences in the following subsections of Section 2.10 (Intellectual Property), in each case solely with respect to Brelovitug: the third sentence of Section 2.10(a), the second and third sentences of Section 2.10(b), and the first and second sentences of Section 2.10(d).

“IRS” shall mean the United States Internal Revenue Service.

“Know-How” shall mean all non-public and proprietary information, including trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common Law), ideas, inventions and invention disclosures, products improvements, developments, discoveries, data (including clinical, non-clinical and other data), technology, cell lines, biological materials, bioassays, clones, molecules, compounds, probes, sequences, technical information, platforms, platform technologies, formulas, formulations, compositions, plans, designs, drawings, methodologies, models, processes and/or procedures, protocols, reagents, experiments, lab results, tests, specifications, techniques, financial, marketing and business data, pricing and cost information, business and marketing plans, strategies, customer and supplier lists and information and all other know-how or other confidential information or proprietary information or material(s), whether or not protected by patent or copyright Law.

“Knowledge” (or any derivation thereof) shall mean, with respect to the Company, the actual knowledge of [*], in each case after reasonable inquiry of their direct reports who have primary responsibility for the matters in question, and with respect to matters involving Intellectual Property, reasonable inquiry of the Company’s outside Intellectual Property counsel; provided that “Knowledge” does not require that such individuals conduct or have conducted, obtain or have obtained, any freedom-to-operate opinions or similar opinions of counsel or any intellectual property clearance searches, and no knowledge of any third party Intellectual Property that would have been revealed by such inquiries, opinions or searches will be imputed to such individuals or direct reports of such individuals.

“Law” shall mean any applicable U.S. or non-U.S. federal, state, local or other constitution, law, statute, ordinance, rule, regulation, principle of common law, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

“Legal Proceeding” shall mean any action, suit, charge, formal complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), audit, investigation or other similar proceeding by or before any court or other Governmental Entity.

“Liability” shall mean, with respect to any Person, all debts, liabilities and obligations of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise), including accounts payable, royalties payable, other reserves, and all other liabilities of such Person or any of its subsidiaries, including those arising under applicable Law or any Legal Proceeding or any Order of a Governmental Entity and those arising under any Contract, regardless of whether such liabilities are required to be reflected on a balance sheet in accordance with GAAP.

“Lien” shall mean any lien, pledge, charge, claim, mortgage, security interest or other encumbrance of any sort.

“Losses” shall mean any and all deficiencies, judgments, settlements, losses, damages, interest, fines, penalties, Taxes, costs and expenses (including reasonable out-of-pocket legal, accounting and other costs and expenses of professionals incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals); provided that “Losses” shall not include consequential or special Losses (unless reasonably foreseeable), punitive or exemplary Losses, or Losses for diminution in value or lost profits (except in each case to the extent such Losses are awarded to a Third Party Claim pursuant to a non-appealable Order).

“made available” shall mean that a complete and accurate copy of the document (including any amendments, exhibits and schedules thereto) referenced in such statement has been posted in the electronic data site titled “Apple” managed on behalf of the Company on Donnelley Financial Solutions Venue prior to 5:30 p.m. (Pacific time) on the Business Day prior to the Agreement Date and retained at all times from the date of posting through Closing in such electronic data site.

“Material Adverse Effect” shall mean any fact, state of facts, condition, change, circumstance, development, occurrence, event or effect (each, an “Effect”) that, either alone or in combination with any other Effects, (A) is, or is reasonably likely to be, materially adverse to the business, assets (whether tangible or intangible), liabilities, condition (financial or otherwise), operations or results of operations of such Person, taken as a whole, or (B) would reasonably be expected to prevent such Person from consummating the First Merger by the End Date; provided, however, that, with respect to clause (A) (and only clause (A)) of this definition of “Material Adverse Effect,” no Effect to the extent resulting or arising from the following shall be taken into account in determining whether there is or would reasonably be expected to be a Material Adverse Effect: (i) conditions (or any changes in such conditions) generally in the industries in which such

Person participates, or general economic conditions or financial markets; (ii) any act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity or any other similar event, including any earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or similar weather conditions; (iii) any failure by such Person to meet any projections, budgets or estimates of revenue or earnings (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such facts are otherwise excluded from being taken into account by this proviso)); (iv) any changes after the date hereof in any applicable Law or GAAP (or other applicable accounting standards); (v) any action or failure to take action which action or failure to act is expressly required by, or expressly prohibited to be taken by, this Agreement; (vi) any epidemics, pandemics, disease outbreaks, or other public health emergencies or the worsening thereof; (vii) any changes in general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions (including changes in interest rates or credit ratings); (viii) any public disclosure by Parent regarding its plans with respect to the conduct of the Company’s business following the Closing; (ix) the announcement, pendency or performance of the transactions contemplated by this Agreement, or directly resulting or arising from the identity of, or any actions taken or failed to be taken in breach of this Agreement by, Parent and (x) with respect to Parent, any change in the market price or trading volume of Parent’s stock or the credit rating of Parent (it being understood that the facts giving rise to such change may be taken into account in determining whether there has been a Material Adverse Effect with respect to Parent (except to the extent such facts are otherwise excluded from being taken into account by this proviso)); provided that with respect to the exceptions set forth in clauses (i), (ii), (iv), (vi) and (vii) in the event that such Effect has had a disproportionate adverse effect on such Person relative to other similarly situated companies operating in the industry or industries in which such Person operates, then the incremental adverse effect of such Effect may be taken into account for the purpose of determining whether a Material Adverse Effect exists or would reasonably be expected to occur.

“Net Option Shares” shall mean, with respect to each Company Option that has an Aggregate Option Value greater than zero, the quotient of (i) Aggregate Option Value, divided by (ii) Per Share Amount.

“Non-Continuing Employee” shall mean each Employee listed on Schedule 5.17.

“Non-Employee Option” shall mean each Company Option that is not an Employee Option.

“Order” shall mean any order, judgment, injunction, ruling, edict, or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.

“Organizational Documents” shall mean, with respect to each of Parent, the Company and their respective subsidiaries, as applicable, (a) the certificate or articles of incorporation or organization and any limited liability company, operating or partnership agreement adopted or filed in connection with the creation, formation or organization of such Person, and (b) all bylaws and equityholder agreements to which such Person is a party relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Common Stock” shall mean shares of common stock, par value $0.0001 per share, of Parent.

“Parent Common Stock Value” shall mean $71.2085

“Parent Organizational Documents” shall mean Parent’s Amended and Restated Certificate of Incorporation and Parent’s Amended and Restated Bylaws.

“Parent Preferred Stock” shall mean shares of preferred stock, par value $0.0001 per share, of Parent.

“Parent SEC Documents” shall mean any documents filed by Parent with the SEC under Section 13(a) or 15(d) of the Exchange Act since January 1, 2024.

“Paying Agent” shall mean PNC Bank, National Association, a national banking association, in its capacity as payments administrator pursuant to the Paying Agent Agreement.

“Paying Agent Agreement” shall mean the payments administration agreement to be entered into at Closing by and among the Paying Agent, Parent and the Stockholder Representative.

“Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA.

“PEO Plan” shall mean any benefit or compensation plan, program, policy, practice or arrangement sponsored or maintained by a professional employer organization under which any current or former employee of the Company may be eligible to receive benefits or compensation, and under which the Company is a participating employer.

“Personal Data” shall mean any information or data that (i) relates to an identified or identifiable person, or that is reasonably capable of being used to identify, contact, or precisely locate a person, or (ii) otherwise constitutes “personal data,” “personal information,”, “personally identifiable information,” “individually identifiable health information,” “protected health information,” or any similar terms as defined under applicable Laws.

“Per Option Cash Consideration” shall mean, with respect to a Company Option that has an Aggregate Option Value greater than zero, the Net Option Shares with respect to such Company Option multiplied by the Per Share Cash Consideration.

“Per Option Stock Consideration” shall mean, with respect to a Company Option that has an Aggregate Option Value greater than zero, the Net Option Shares with respect to such Company Option multiplied by the Per Share Stock Consideration.

“Per Share Amount” shall mean an amount in cash equal to (i) the Total Merger Consideration, divided by (ii) the Fully Diluted Share Number.

“Per Share Cash Consideration” shall mean an amount in cash equal to (i) the Total Cash Consideration, divided by (ii) the Fully Diluted Share Number.

“Per Share Milestone Payment” shall mean, with respect to each Applicable Milestone Payment that becomes payable pursuant to the terms of Section 1.18, an amount equal to (i) such Applicable Milestone Payment less any Deferred Transaction Payroll Taxes with respect to such Applicable Milestone Payment, divided by (ii) the Fully Diluted Share Number.

“Per Share Stock Consideration” shall mean a number of shares of Parent Common Stock equal to (i) the Total Stock Consideration divided by (ii) the Fully Diluted Share Number.

“Permitted Liens” shall mean (i) statutory liens for Taxes that are not yet due and payable or which are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Financials in accordance with GAAP; (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; (iv) inchoate statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (v) easements, covenants, rights-of-way, restrictions and other similar charges or encumbrances that individually and in the aggregate do not interfere with or impair the ordinary conduct of the Acquired Companies’ business at the property to which they relate in any material respect; (vi) non-exclusive licenses to Intellectual Property rights granted in the ordinary course of business; (vii) restrictions under or encumbrances which individually or in the aggregate with other such liens, charges and encumbrances, do not impair the value of or the ability to use or transfer the property subject to such lien, charge or encumbrance or the use of such property in the conduct of the Acquired Companies’ business, in each case, that would be material to any of the Acquired Companies.

“Person” shall mean an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity.

“Pre-Closing Tax Period” shall mean any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on and including the Closing Date.

“Pre-Closing Taxes” shall mean (i) any Taxes of the Company for any Pre-Closing Tax Period (determined in a manner consistent with Section 4.2(e)) that are not yet paid as of the Closing Date, including any such Taxes that are not yet due and payable as of the Closing Date and, treating any advance payments, deferred revenue and other prepaid amounts arising or received by the Company in any Pre-Closing Tax Period, and any Taxes thereon, as attributable to such period, regardless of when actually recognized for income Tax purposes, except to the extent such advance payments, deferred revenues or other prepaid amounts (x) are treated as a liability in calculating the Total Merger Consideration in accordance with Section 1.17or (y) do not exceed the Company’s Tax assets attributable to the Pre-Closing Tax Period that are available to offset such amounts, and (ii) any Taxes of a Person other than the Company for which the Company is liable (x) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) as a result of having been a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) before the Closing or (y) as a result of an express or implied obligation to indemnify such Person, as a transferee or successor, by Contract (other than a Contract entered in the ordinary course of business not primarily relating to Taxes), or otherwise by operation of Law as a result of a transaction occurring before the Closing. Pre-Closing Taxes shall be calculated (a) by excluding (i) any Taxes attributable to transactions taken on the Closing Date after the Closing that are outside of the ordinary course of business and not contemplated by this Agreement, (ii) any Taxes that were taken into account as a liability in calculating the Total Merger Consideration in accordance with Section 1.17 and (iii) any Taxes attributable to a breach of the covenants set forth in Section 4.2 by Parent or any of its Affiliates (including, after the Closing, the Acquired Companies); and (b) by computing such Taxes consistent with past practice of the Company for preparing such Tax Returns unless otherwise required by applicable Law, and taking into account any Transaction Tax Deductions.

“Privacy Laws” shall mean all applicable Laws concerning (i) the privacy, security, protection, or other Processing of Personal Data; (ii) incident reporting or Security Incident notification; or (iii) consumer protection to the extent related to Personal Data.

“Privacy Policies” shall mean all written policies, representations, statements, and notices made by any of the Acquired Companies, including privacy policies published on any of the Acquired Companies’ websites or otherwise made available in writing by any of the Acquired Companies to any Person (including without limitation, employees, contractors, clinical trial participants, or the general public), relating to the Processing of Personal Data by or on behalf of the Acquired Companies.

“Pro Rata Portion” shall mean with respect to any Company Security Holder, the quotient expressed as a percentage of (i) the portion of the Total Merger Consideration payable or issuable to such Company Security Holder in respect of such Company Security Holder’s shares of Company Capital Stock pursuant to Section 1.9(a)(i) or Company Options pursuant to Section 1.9(b), as applicable, divided by (ii) the Total Merger Consideration payable or issuable to all Company Security Holders in respect of all Company Security Holders’ shares of Company Capital Stock pursuant to Section 1.9(a)(i) and Company Options pursuant to Section 1.9(b) (in each case of (i) and (ii), (A) without giving effect to any Tax withholding, and (B) without giving effect to reductions in respect of contributions to the Working Capital Holdback Amount, the Indemnity Holdback Amount and the Expense Fund). For the avoidance of doubt, the aggregate Pro Rata Portion of all Company Security Holders shall equal one-hundred percent (100%).

“Process” or “Processing” shall mean any operation or set of operations, with respect to data or information, whether or not by automated means, such as the receipt, access, acquisition, collection, compilation, use, storage, alteration, combination, processing, safeguarding, security, disposal, deletion, destruction, disclosure, transfer, transmission, dissemination, otherwise making available, or any other operation that is otherwise considered “processing” or similar term under applicable Privacy Laws.

“Product Candidates” shall mean any active pharmaceutical ingredient (or any pharmaceutical product containing such active pharmaceutical ingredient) that is (a) researched, developed, manufactured or commercialized by or on behalf of the Acquired Companies as of the Agreement Date and (b) covered by or embodies Intellectual Property that is (i) solely owned by the Acquired Companies, (ii) jointly owned by the Acquired Companies and one or more third party(ies) and/or (iii) owned by a third party and licensed to the Acquired Companies. For clarity, Product Candidates as of the Agreement Date include the product candidates referred to by the Company as Brelovitug, cavrotolimod and BJT-628.

“Related Agreements” shall mean the Letters of Transmittal, the Paying Agent Agreement, the Option Release Agreements and all other agreements and certificates entered into by the Company or the Company Security Holders in connection with the Closing and the transactions contemplated herein.

“Representatives” shall mean, with respect to a Person, such Person’s officers, directors, controlled Affiliates or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Restricted Shares” shall mean shares of Company Common Stock that are subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code.

“SEC” shall mean the Securities and Exchange Commission.

“Security Incident” shall mean (i) any unauthorized, unlawful, or accidental loss of, damage to, access to, acquisition of, use, alteration, acquisition, encryption, theft, modification, destruction, unavailability, disclosure of, or other Processing of Sensitive Data, or (ii) any unauthorized, unlawful, or accidental access to, theft of, or use of, any Systems.

“Securityholder Loan” shall mean any Contract under which an Acquired Company has advanced or loaned any amount to any of its directors, officers, employees, or any Company Security Holder (other than routine advances for business expenses or under the Company’s 401(k) Plan) or to any other Person.

“Sensitive Data” shall mean all (i) Personal Data; and (ii) other proprietary, sensitive regulated, or confidential information, in each case (i) or (ii) in any of the Acquired Companies’ possession, custody or control.

“Securities Act” shall mean Securities Act of 1933, as amended.

“Specified Non-Continuing Employee” shall mean that certain Non-Continuing Employee specified as such on Schedule 5.17 attached hereto.

“Straddle Period” shall mean any taxable period beginning on or prior to and ending after the Closing Date.

“subsidiary” shall mean, with respect to any party, any corporation or other organization or Person, whether incorporated or unincorporated, of which (i) such party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries or affiliates.

“Suitability Documentation” shall mean the accredited stockholder questionnaire and related documentation in the form of Exhibit F.

“Systems” shall mean the information technology and computer systems, hardware, firmware, middleware, devices or equipment of any type, including computers, workstations, laptops, servers, appliances, mobile devices, peripherals, networking or telecommunications systems or equipment (including routers, hubs and switches), digital storage and similar or related infrastructure, and as-a-service product or service, in each case, used or held for use by, for or on behalf of an Acquired Company in the operation of the business.

“Third Party Expenses” shall mean, without duplication, (i) all, costs, fees and expenses, including all legal, accounting, financial advisory, consulting and all other costs, fees and expenses of third parties (including Company Security Holders), incurred by or on behalf of the Company prior to the Effective Time in connection with the evaluation, negotiation, consummation or effectuation of this Agreement or the transactions contemplated hereby, including any payments made or required to be made by the Company as a brokerage or finders’ fee, agents’ commission or any similar charge, in connection with the transactions contemplated by this Agreement; (ii) any single-trigger and, solely with respect to the Specified Non-Continuing Employee, double-trigger, bonus, severance, change-in-control payments or similar payment obligations of the Company (other than, in each case, any such obligations that would have become due to similarly situated employees as a result of the consummation of the transactions contemplated by this Agreement (e.g., acceleration of Company Options)), payable in whole or in part in connection with the consummation of the First Merger, and in each case the employer’s portion of any employment, payroll or similar Taxes with respect thereto that accrue on or prior to the Closing Date; (iii) any Liability of the Company under deferred compensation plans, phantom equity plans, severance or bonus plans, or similar arrangements payable in whole or in part in connection with the transactions contemplated by this Agreement; (iv) to the extent not included in clause (ii) of the definition hereof, the Specified Non-Continuing Employee Amount; and (v) Company Security Holders’ portion of Transfer Taxes as provided in Section 4.2(d).

“Total Cash Consideration” shall mean an amount equal to the Total Merger Consideration less the Total Stock Consideration Amount.

“Total Merger Consideration” shall mean an amount equal to (i) $620,000,000, plus (ii) the Closing Cash Amount, plus (iii) the Closing Working Capital Adjustment Amount, less (iv) the Closing Indebtedness Amount, less (v) the Closing Third Party Expenses.

“Total Stock Consideration” shall mean 5,196,009 shares of Parent Common Stock, representing such number of shares of Parent Common Stock equal to (i) the Total Stock Consideration Amount, divided by (ii) the Parent Common Stock Value.

“Total Stock Consideration Amount” shall mean an amount equal to $370,000,000.

“Transaction Tax Deductions” shall mean any loss or deduction, which is deductible for applicable Tax purposes in any Pre-Closing Tax Period (for the avoidance of doubt, including the pre-Closing portion of a Straddle Period) at a more likely than not or greater level of comfort, resulting from or attributable to (a) the deductible portion of all Third Party Expenses (provided, however, that for this purpose the Company shall be deemed to have elected to treat seventy percent (70%) of the amount of any success-based fee as an amount that does not facilitate the transaction pursuant to the safe harbor in Revenue Procedure 2011-29), (b) the payment of fees, expenses, and interest (including amounts treated as interest for Tax purposes and any breakage fees or accelerated deferred financing fees) incurred by the Company with respect to the payment of Indebtedness in connection with the transactions contemplated by this Agreement, (c) all deductions for compensation attributable to any other bonus, deferred compensation, severance or other termination payments, change-in-control payments, phantom equity plans and payments in lieu of any previously promised but ungranted equity award or similar payment obligations or any other compensatory payment of the Company made in connection with the Merger and that accrue on or prior to the Closing Date, (d) any deductible amounts included in Closing Net Working Capital Amount and (e) any other amounts related to the transactions contemplated by this Agreement to the extent such amount giving rise to the loss or deduction is economically borne by the Company Security Holders.

“Transfer Taxes” shall mean any transfer, stamp, documentary, sales, use, registration, goods and services, harmonized sales, recording, filing, value-added and other similar Taxes incurred in connection with the transactions contemplated by this Agreement.

“WARN” shall mean the federal Worker Adjustment and Retraining Notification Act of 1988 or other similar state Law.

“Working Capital Holdback Amount” shall mean an aggregate amount equal to $[*].

“Working Capital Holdback Cash” shall mean, (a) as of the Closing, the aggregate amount of cash held back in respect of the Working Capital Holdback Amount pursuant to Sections 1.9(a) and 1.9(b) from the Total Merger Consideration payable to Company Security Holders, and (b) thereafter, as of any time, the amount of Working Capital Holdback Cash that has not yet been released to the Company Security Holders or permanently withheld by Parent in accordance with the terms of this Agreement.

1.8 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Defined Term	Section
280G Approval	Section 5.7(b)
280G Waiver	Section 5.7(a)
401(k) Plan	Section 5.12
Acquired Company Licensed IP	Section 2.10(a)
Acquired Company Registered IP	Section 2.10(a)
Adjustment Resolution Period	Section 1.17(c)
Adjustment Review Period	Section 1.17(c)
Advisory Group	Section 9.2(b)
Agreement	Preamble
Agreement Date	Preamble

Defined Term	Section
Alternative Arrangements	Section 7.3(f)
Anti-Corruption Laws	Section 2.22(a)
Balance Sheet Date	Section 2.6(b)
Board	Recitals
Books and Records	Section 2.15(b)
Cancelled Shares	Section 1.9(d)
Certificate of Incorporation	Section 2.1(d)
Certificate of Merger	Section 1.2(a)
Certificates of Merger	Section 1.2(b)
Charter Documents	Section 2.1(d)
Closing	Section 1.4(a)
Closing Date	Section 1.4(a)
Closing Statement	Section 1.17(b)
Company	Preamble
Company Audited Financial Statements	Section 2.6(a)
Company Authorizations	Section 2.13
Company Board Resolutions	Section 2.3(a)
Company Group	Section 9.17
Company Indemnitees	Section 4.6(a)
Company Interim Financial Statements	Section 2.6(a)
Company Stockholder Approval	Recitals
Company Stockholder Consent	Recitals
Confidentiality Agreement	Section 5.18
Continuing Claim	Section 7.4(e)
Contributor	Section 2.10(h)
Current Balance Sheet	Section 2.6(b)
D&O Indemnifiable Matters	Section 4.6(a)
D&O Tail Policy	Section 4.6(b)
Deductible Amount	Section 7.3(a)
Deficiency Amount	Section 1.17(e)
Delaware LLC Act	Section 1.1
Determination Date	Section 1.17(d)
DGCL	Section 1.1
Director and Officer Resignation Letter	Section 1.4(b)(ii)
Disclosure Schedule	Article II
Dissenting Shares	Section 1.13(a)
DOJ	Section 5.10(a)
Effective Time	Section 1.2(a)
Embargoed Countries	Section 2.21
End Date	Section 8.1(b)
Estimated Closing Cash Amount	Section 1.17(a)
Estimated Closing Indebtedness Amount	Section 1.17(a)
Estimated Closing Statement	Section 1.17(a)
Estimated Closing Third Party Expenses	Section 1.17(a)
Estimated Closing Working Capital Adjustment Amount	Section 1.17(a)

Defined Term	Section
Excess Amount	Section 1.17(f)
Exchange Documents	Section 1.11(b)(ii)
Expense Fund	Section 9.2(c)
Export Approvals	Section 2.21
FCPA	Section 2.22(a)
Final Closing Statement	Section 1.17(d)
Financials	Section 2.6(a)
FIRPTA Compliance Certificate	Section 1.4(b)(x)
First Merger	Recitals
First-Step Surviving Corporation	Section 1.1
FTC	Section 5.10(a)
Healthcare Laws	Section 2.20(g)
Inbound Licenses	Section 2.10(f)
Indemnification Claim Notice	Section 7.4(a)
Indemnification Claim Objection Notice	Section 7.4(b)
Indemnification Schedule	Section 4.6(a)
Indemnified Parties	Section 7.2(a)
Indemnifying Parties	Section 7.2(a)
Indemnifying Party	Section 7.2(a)
Independent Accountant	Section 1.17(c)
Intended Tax Treatment	Recitals
Interested Party	Section 2.12
Interim Period	Section 5.1
Invoice	Section 5.16
IP Agreement	Section 2.10(h)
Joinder and Lock-Up Agreement	Section 1.4(b)(ix)
Key Supplier	Section 2.23
Lease Agreements	Section 2.9(b)
Leased Real Property	Section 2.9(b)
Letter of Transmittal	Section 1.11(b)(i)
Lock-Up Legend	Section 4.4(b)
Loss	Section 7.2(a)
Material Contract	Section 2.11(a)
Measuring Period	Section 1.14(b)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Recitals
New Plans	Section 5.11(b)
Non-Continuing Employee Release	Section 5.18
Notice of Adjustment Disagreement	Section 1.17(c)
Notices	Section 5.13
OFAC	Section 2.21
Option Release Agreements	Section 5.17
Option Release Individual	Section 2.2(f)

Defined Term	Section
Outbound Licenses	Section 2.10(f)
Parent	Preamble
Parent Disclosure Schedule	Article III
Parent Financial Statements	Section 3.12(b)
Parent Parties	Section 9.15
Parent Prepared Returns	Section 4.2(a)(ii)
Parent Stock Issuance	Recitals
Permitted Actions	Section 5.15.1
Press Release	Section 5.9
Privacy Requirements	Section 2.10(a)
Prohibited Party Lists	Section 2.21
Prospectus	Section 4.4(b)
Registrable Securities	Section 4.4(b)
Registration Statement	Section 4.4(b)
Resolved Matters	Section 1.17(c)
Representative Losses	Section 9.2(b)
Restraint	Section 6.1(a)
Restrictive Covenant Agreement	Recitals
Retained Holdback Amount	Section 7.4(e)
Retained Milestone Payments	Section 7.4(b)
Rule 144	Section 4.4(g)
Second Certificate of Merger	Section 1.2(b)
Second Effective Time	Section 1.2(b)
Second Merger	Recitals
Securities Act Legend	Section 4.4(e)
Selling Stockholder Questionnaire	4.4(h)
Spinoff Plan	Section 5.12
Specified Non-Continuing Employee Amount	Section 5.18
Spreadsheet	Section 4.3
Statement No. 5	Section 2.6(d)
Stockholder Notice	Section 4.1(a)
Stockholder Representative	Preamble
Stockholder Representative Engagement Agreement	Section 9.2(b)
Stockholder Representative Group	Section 9.2(b)
Survival Date	Section 7.1
Surviving Entity	Section 1.1
Tax	Section 2.8(a)(i)
Tax Contest	Section 4.2(c)
Tax Refunds	Section 4.2(f)
Tax Return	Section 2.8(a)(ii)
Taxes	Section 2.8(a)(i)
Terminated Agreements	Section 1.4(b)(ii)
Third Party Claim	Section 7.5
Third Party Notice	Section 7.5
Trade Laws	Section 2.21

Defined Term	Section
Transaction Communication	Section 9.17
Unresolved Matters	Section 1.17(c)
Unresolved Setoff Claims	Section 7.4(b)
U.S. Data Security Program	Section 2.10(a)
Waived 280G Benefits	Section 5.7(a)

1.9 Effect of the Merger on the Capital Stock of the Constituent Corporations.

(a) Effect on Company Capital Stock.

(i) At the Effective Time, by virtue of the First Merger and without any action on the part of Merger Sub I, the Company or the Company Stockholders, upon the terms and subject to the conditions set forth in Section 1.11 and throughout this Agreement, including the provisions set forth in Article VII, each share of Company Capital Stock (other than any Cancelled Shares and Dissenting Shares) that is issued and outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and extinguished and shall be converted automatically into the right to receive:

(A) at the Closing the Per Share Stock Consideration and the Per Share Cash Consideration, without interest thereon, less the holder’s Pro Rata Portion in respect of such share of Company Capital Stock of each of the Working Capital Holdback Amount, the Indemnity Holdback Amount and the Expense Fund;

(B) any cash disbursements required to be made in connection with the Excess Amount (if any) or the release of Working Capital Holdback Cash (if any) with respect to such share of Company Capital Stock to the former holder thereof (based on such holder’s Pro Rata Portion in respect of such share of Company Capital Stock of the released amount), without interest, in accordance with Section 1.17;

(C) any cash disbursements required to be made in connection with the release of any Indemnity Holdback Cash with respect to such share of Company Capital Stock to the former holder thereof (based on such holder’s Pro Rata Portion in respect of such share of Company Capital Stock of the released amount), without interest, in accordance with Section 7.4;

(D) any disbursements of Parent Common Stock to be made in connection with the release of any Indemnity Holdback Shares (if any) with respect to such share of Company Capital Stock to the former holder thereof (based on such holder’s Pro Rata Portion in respect of such share of Company Capital Stock of the released Indemnity Holdback Shares) without interest, in accordance with Section 7.4;

(E) any cash disbursements required to be made from the Expense Fund with respect to such share of Company Capital Stock to the former holder thereof (based on such holder’s Pro Rata Portion in respect of such share of Company Capital Stock of the released amount), without interest, in accordance with Section 9.2(c); and

(F) with respect to any Applicable Milestone Payment, if any, paid in accordance with the terms set forth in Section 1.18 and Schedule 1.18, an amount in cash equal to the Per Share Milestone Payment applicable to such Applicable Milestone Payment, without interest.

(ii) Notwithstanding the foregoing or anything else in this Agreement to the contrary, the payment of cash or issuance of shares of Parent Common Stock to a Company Stockholder shall be subject to the terms and conditions of such Company Stockholder’s Joinder and Lock-Up Agreement.

(b) Treatment of Company Options.

(i) At the Effective Time, by virtue of the First Merger and without any action on the part of Merger Sub I, the Company or the Company Optionholders, upon the terms and subject to the conditions set forth in Section 1.11 and throughout this Agreement, including the provisions set forth in Article VII, each Company Option, whether vested or unvested, shall be cancelled and each Company Option with an Aggregate Option Value greater than zero shall be converted into the right to receive:

(A) at the Closing, (1) the Per Option Stock Consideration and the Per Option Cash Consideration, without interest thereon, less the holder’s Pro Rata Portion in respect of such Company Option of each of the Working Capital Holdback Amount, the Indemnity Holdback Amount and the Expense Fund;

(B) any cash disbursements required to be made in connection with the Excess Amount (if any) or the release of Working Capital Holdback Cash (if any) with respect to such Company Option to the former holder thereof (based on such holder’s Pro Rata Portion in respect of such Company Option of the released amount), without interest, in accordance with Section 1.17;

(C) any cash disbursements required to be made in connection with the release of any Indemnity Holdback Cash with respect to such Company Option to the former holder thereof (based on such holder’s Pro Rata Portion in respect of such Company Option of the released amount), without interest, in accordance with Section 7.4;

(D) any disbursements of Parent Common Stock to be made in connection with the release of any Indemnity Holdback Shares (if any) with respect to such share of Company Option to the former holder thereof (based on such holder’s Pro Rata Portion in respect of such share of Company Option of the released Indemnity Holdback Shares) in accordance with Section 7.4; and

(E) any cash disbursements required to be made from the Expense Fund with respect to such Company Option to the former holder thereof (based on such holder’s Pro Rata Portion in respect of such Company Option of the released amount), without interest, in accordance with Section 9.2(c).

(ii) with respect to any Applicable Milestone Payment paid in accordance with the terms set forth in Section 1.18 and Schedule 1.18, an amount in cash equal to the product of (A) the number of shares of Company Common Stock covered by such Company Option immediately prior to the Effective Time multiplied by (B) the Per Share Milestone Payment applicable to such Applicable Milestone Payment.

(iii) Notwithstanding the foregoing or anything else in this Agreement to the contrary, the payment of cash or issuance of shares of Parent Common Stock to a Company Optionholder shall be subject to the terms and conditions of such Company Optionholder’s Joinder and Lock-Up Agreement.

(iv) No Company Options shall be assumed, substituted or continued by Parent or the Company in connection with the Mergers or the transactions contemplated hereby.

(v) Notwithstanding anything to the contrary in this Agreement, (i) no holder of a Company Option that has an Aggregate Option Value equal to or less than zero shall be entitled to any payment with respect to such Company Option before or after the Effective Time, and each such Company Option shall be automatically cancelled at the Effective Time, and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(vi) Prior to the Effective Time, and subject to the prior review and approval of Parent, the Company shall take all actions reasonably necessary to effect the transactions anticipated by this Section 1.9(b) under the Company Equity Plan and any Contract applicable to any Company Option or any Restricted Shares held by any Company Security Holder (whether written or oral, formal or informal), including delivering all required notices, obtaining all necessary approvals and consents, and delivering evidence reasonably satisfactory to Parent that all necessary determinations by the Board or applicable committee of the Board to terminate all Company Options and all Restricted Shares held by any Company Security Holder in accordance with this Section 1.9 have been made.

(c) Effect on Capital Stock of Merger Subs. At the Effective Time, each share of common stock of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the First-Step Surviving Corporation. At the Second Effective Time, each share of common stock of the First-Step Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable membership interest of the Surviving Entity.

(d) Treasury Stock and Parent Owned Stock. At the Effective Time, by virtue of the First Merger, each share of Company Capital Stock held by the Company or Parent immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or the right to receive any consideration therefor (such shares, the “Cancelled Shares”).

(e) No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Parent Common Stock shall be issued to any Company Security Holder in connection with the Mergers and the Parent Stock Issuance, and any such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. After aggregating all fractional shares of Parent Common Stock to be received by any Company Security Holder, such Company Security Holder shall be entitled to receive in lieu of any remaining fractional share of Parent Common Stock that would have been issued in the Mergers to such Company Security Holder an amount of cash (rounded down to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (b) the Parent Common Stock Value.

(f) Book-Entry Security Entitlements. Each share of Parent Common Stock issuable in the First Merger hereunder, or any other securities issued in respect of such shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall be book-entry security entitlements.

(g) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to Parent Common Stock occurring after the Agreement Date, all references in this Agreement to specified numbers of shares (or stock prices or any per share dollar amounts, including the Parent Common Stock Value) of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or stock prices or other per share dollar amounts therefor, including the Parent Common Stock Value) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

1.10 Calculations. Notwithstanding anything in this Agreement to the contrary:

(a) The number of whole shares of Parent Common Stock that each Company Security Holder shall be entitled to receive in any distribution pursuant to Section 1.9(a) and/or 1.9(b) shall be rounded down to the nearest whole share and shall be set forth in the Spreadsheet.

(b) The amount of cash that each Company Security Holder shall be entitled to receive in any distribution pursuant to Section 1.9(a) and/or 1.9(b) (prior to any withholding) shall be rounded down to the nearest whole cent and shall be set forth in the Spreadsheet.

(c) Parent, the First-Step Surviving Corporation and the Surviving Entity shall be entitled to conclusively rely upon the Company’s calculations as set forth in the Spreadsheet as the method of determining the consideration payable to each Company Security Holder pursuant to Section 1.9; provided that, in the event of a manifest mathematical or clerical error in such calculations, Parent, the First-Step Surviving Corporation or the Surviving Entity may notify the Company and the Company shall have [*] Business Days to correct such error, and any corrected calculation shall be binding on all parties.

1.11 Closing Deposits; Payment Procedures.

(a) Parent Closing Deposits.

(i) At the Closing, Parent shall transfer, by wire transfer of immediately available funds:

(A) to the Paying Agent for exchange in accordance with Section 1.9(a) and Section 1.9(b), as applicable, the aggregate amount of cash payable at Closing to the Company Stockholders pursuant to Section 1.9(a) and Section 1.9(e), plus the aggregate amount of cash payable at Closing to the Company Optionholders with respect to Non-Employee Options pursuant to Section 1.9(b) and Section 1.9(e);

(B) to the Surviving Entity for processing through its payroll, the aggregate amount of cash payable at Closing to the Company Optionholders with respect to Employee Options pursuant to Section 1.9(b) and Section 1.9(e); and

(C) to the Stockholder Representative, the Expense Fund Amount for use as set forth in Section 9.2.

(ii) At the Closing, Parent shall, by wire transfer of immediately available funds, on behalf of the Company and the Company Security Holders, as the case may be (and as accounted for in the calculation of the Total Merger Consideration set forth in the Estimated Closing Statement), pay to the account of the applicable payee designated in the applicable Invoices, and the Spreadsheet, the applicable Estimated Closing Third Party Expense and Estimated Closing Indebtedness Amount due such payee (other than any Employee, director or officer).

(b) Payment Procedures.

(i) As promptly as practicable following the Closing (but in no event later than [*] Business Days following the Closing), Parent shall cause the Paying Agent to deliver a letter of transmittal in the form attached hereto as Exhibit G (the “Letter of Transmittal”) to each Company Stockholder and each Company Optionholder that holds Non-Employee Options at the email address set forth opposite each such Person’s name on the Spreadsheet.

(ii) Subject to Section 1.12 and Section 1.15, as promptly as practicable following receipt by the Paying Agent of a Letter of Transmittal (including a valid and properly completed IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, and any other applicable tax forms or documents the Paying Agent requires in connection therewith), the applicable Suitability Documentation, a Selling Stockholder Questionnaire and a Joinder and Lock-Up Agreement (collectively, the “Exchange Documents”), duly completed and validly executed in accordance with the instructions thereto, (A) Parent shall cause the Paying Agent to pay the applicable amount of cash payable pursuant to this Agreement to each Company Stockholder and each Company Optionholder that holds vested Non-Employee Options as set forth opposite such holder’s name in the Spreadsheet, (B) Parent shall issue to each Company Stockholder and each Company Optionholder a number of shares of Parent Common Stock to be issued pursuant to this Agreement as set forth opposite such holder’s name in the Spreadsheet, and (C) Parent shall cause the Surviving Entity to promptly pay, but in any event within two regular payroll cycles following the Closing with respect to amounts payable upon the Closing, through the Surviving Entity’s payroll processing system in accordance with standard payroll practices the applicable amount of cash payable pursuant to this Agreement to each applicable Company Optionholder that holds Employee Options with respect to Employee Options as set forth opposite such holder’s name in the Spreadsheet, subject in the case of each Company Optionholder that holds Employee Options, to receipt of the applicable Suitability Documentation, a Selling Stockholder Questionnaire and a Joinder and Lock-Up Agreement.

(c) At any time following the date that is [*] following the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to Parent or its designated successor or assign all cash amounts that have been deposited with the Paying Agent pursuant to Section 1.11(a)(i) and not disbursed to any Company Security Holders pursuant to this Section 1.11, and any and all interest thereon or other income or proceeds thereof, not disbursed to the Company Security Holders pursuant to Section 1.11(b), and thereafter the Company Security Holders shall be entitled to look only to Parent as general creditors thereof with respect to any and all cash amounts that may be payable to such holders pursuant to Section 1.11(b). No interest shall be payable to the Company Security Holders for the cash amounts delivered to Parent pursuant to the provisions of this Section 1.11(c) and which are subsequently delivered to Company Security Holders.

(d) Notwithstanding anything to the contrary in this Section 1.11, none of Parent, the Paying Agent, the Surviving Entity nor any party hereto shall be liable to any Person for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Total Merger Consideration that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar Law shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

1.12 Holdbacks.

(a) Parent shall hold (i) the Working Capital Holdback Cash in a segregated account for the sole and exclusive benefit of the Company Security Holders for the limited purpose of partially securing the obligations of the Company Security Holders to Parent regarding a finally determined Deficiency Amount under Section 1.17 (and not for any other claims or purposes), which shall be released to the Company Security Holders promptly upon final determination in accordance with Section 1.17, and (ii) the Indemnity Holdback Shares and the Indemnity Holdback Cash in segregated accounts, in each case, on behalf of the Company Security Holders for the limited purpose of partially securing the obligations of the Company Security Holders to Parent under Section 1.17 and Article VII (subject to the applicable limitations, survival periods and exclusive remedy provisions therein). The Working Capital Holdback Cash shall become deliverable or payable, as applicable, to the Company Security Holders, if at all, in accordance with each Company Security Holder’s respective Pro Rata Portion, subject to the terms and conditions of this Agreement (including Section 1.17). The Indemnity Holdback shall become deliverable or payable, as applicable, to the Company Security Holders, if at all, in accordance with each Company Security Holder’s respective Pro Rata Portion, subject to the terms and conditions of this Agreement (including Section 1.17 and Article VII).

(b) The approval and adoption of this Agreement and approval of the Mergers by the Company Stockholders, and the delivery of the Joinder and Lock-Up Agreements by the Company Security Holders, constitute approval by such Company Security Holders, as to the specific terms of the Mergers, and the irrevocable agreement of such Company Security Holders to be bound by, and comply with, this Agreement and all of the arrangements and provisions of this Agreement relating to the matters set forth in this Section 1.12, including Parent’s holdback of the Working Capital Holdback Cash and the Indemnity Holdback subject to the terms and limitations set forth herein.

1.13 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, any shares of Company Capital Stock that are issued and outstanding as of immediately prior to the Effective Time and that are held by a Company Stockholder who has properly exercised his, her or its appraisal rights under Section 262 of the DGCL, and who has not effectively withdrawn or lost such holder’s appraisal rights under the DGCL or, if the Company is subject thereto (the “Dissenting Shares”) shall not be converted into the right to receive the payments set forth in Section 1.9, unless and until the holder thereof shall have failed to perfect, or shall have effectively withdrawn or lost, his, her or its right to dissent from the First Merger under Section 262 of the DGCL, and instead shall receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of Section 262 of the DGCL. Notwithstanding the foregoing, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in Section 1.9, without interest thereon, and subject to the holdback provisions set forth in Section 1.12.

(b) The Company shall give Parent (i) prompt notice of any written demands for appraisal received by the Company prior to the Effective Time, withdrawals of such demands, and any other related instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to participate in negotiations, proceedings and settlements with respect to demands for appraisal or dissenters’ rights under the DGCL. The Company shall not, except with the prior written consent of Parent (which consent shall not unreasonably be withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

1.14 Tax Consequences.

(a) The parties to this Agreement intend that, for U.S. federal income tax purposes, the Mergers, taken together, constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). Neither any Acquired Company nor Parent shall (and Parent shall not permit any Affiliate of Parent, including any Acquired Company after the Closing, to) knowingly take any action (or fail to take any action) which action (or failure to act) would reasonably be expected to prevent the Mergers from being treated in a manner consistent with the Intended Tax Treatment. The parties agree to file all Tax Returns consistent with, and shall not otherwise take any Tax position inconsistent with, the tax treatment set forth in this Section 1.14 unless otherwise required by (a) a change in Law after the date hereof or (b) by a Governmental Entity subsequent to an audit defended in good faith. Except as set forth in Section 3.13(a), Parent makes no representations or warranties to the

Company or any Company Security Holder regarding the Tax treatment of the Mergers, or any of the Tax consequences to the Company or any Company Security Holder of this Agreement, the Mergers or any of the other transactions or agreements contemplated hereby. The Company acknowledges that the Company and the Company Security Holders are relying solely on their own Tax advisors in connection with this Agreement, the Mergers and the other transactions and agreements contemplated hereby.

(b) The parties acknowledge and agree that for purposes of determining the value of Parent Common Stock to be received by the Company Security Holders pursuant to the First Merger under Revenue Procedure 2018-12, 2018-6 IRB 349 (“Rev. Proc. 2018-12”), (i) the “Safe Harbor Valuation Method” will be the Average of the Daily Volume Weighted Average Prices as described in Section 4.01(1) of Rev. Proc. 2018-12, (ii) the “Measuring Period” (within the meaning of Section 4.01 of Rev. Proc. 2018-12) will be each of the [*] consecutive trading days ending on and including the trading day immediately preceding the date on which this Agreement is executed, (iii) the “specified exchange” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be NASDAQ and (iv) the “authoritative reporting source” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be Bloomberg L.P.

1.15 Withholding. Notwithstanding any other provision of this Agreement, Parent, the Acquired Companies, the First-Step Surviving Corporation, the Surviving Entity, the Paying Agent and any Affiliate of the foregoing shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non-U.S. Tax Law or under any applicable Law or Order and shall remit such amounts to the appropriate Governmental Entity. Other than withholding resulting from (i) payments of compensation for services payable or otherwise deliverable pursuant to this Agreement, (ii) failure to deliver an IRS Form W-9 or applicable IRS Form W-8 in accordance with Section 1.11(b)(ii) or Section 5.16, or (iii) the Company’s failure to deliver the FIRPTA Compliance Certificate, Parent shall (or shall cause the Paying Agent to) use commercially reasonable efforts to provide notice of any anticipated withholding or deduction to the Person with respect to whom such withholding or deduction is to be made reasonably in advance of the date of any such deduction or withholding and shall reasonably cooperate with any reasonable request by such Person to reduce or eliminate the obligation to withhold. To the extent any such amounts are so deducted or withheld and paid to the proper Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.16 Taking of Necessary Action; Further Action. To the extent necessary to ensure that the shares of Parent Common Stock to be issued pursuant to the terms of this Agreement will be issued in a transaction exempt from registration under the Securities Act by reason of Rules 504 and 506 of Regulation D promulgated under the Securities Act, the parties to this Agreement shall cooperate to amend the applicable provisions of this Agreement and take all other actions necessary to provide for the payment to Company Security Holders who are not Eligible Security Holders of their respective portions of the Total Merger Consideration solely in cash to the extent necessary to cause such exemptions to be applicable to such issuance. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full right, title, and possession to all assets, property, rights, privileges, powers and franchises of the Company, Parent, Merger Subs, and the officers and directors of the Company, Parent and Merger Subs are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action.

1.17 Post-Closing Reconciliation.

(a) At least [*] Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent its good faith calculation of (i) the estimated Closing Cash Amount (the “Estimated Closing Cash Amount”), (ii) the estimated Closing Working Capital Adjustment Amount (the “Estimated Closing Working Capital Adjustment Amount”), (iii) the estimated Closing Indebtedness Amount (the “Estimated Closing Indebtedness Amount”), (iv) the estimated Closing Third Party Expenses (the “Estimated Closing Third Party Expenses”), and (v) the Total Merger Consideration calculated based on such estimated amounts (including the component pieces thereof) (such certification, the “Estimated Closing Statement”), in each case, prepared on a basis consistent with the terms of this Agreement (including definitions contained herein) and the Accounting Principles, and accompanied by reasonably detailed back-up documentation for such calculations to the extent reasonably requested by Parent. The Company shall reasonably make available to Parent and its Representatives the books and records used in preparing the Estimated Closing Statement and provide reasonable access (on prior notice and during business hours) to employees of the Company as Parent may reasonably request to the extent used in preparation of the Estimated Closing Statement, and will otherwise use commercially reasonable efforts to cooperate in good faith with Parent’s and its Representatives’ review of such statements and shall take into consideration in good faith any reasonable comments of Parent on the Estimated Closing Statement, as applicable. The Estimated Closing Cash Amount, the Estimated Closing Working Capital Adjustment Amount, the Estimated Closing Indebtedness Amount, and the Estimated Closing Third Party Expenses set forth in the Estimated Closing Statement will be used for purposes of calculating the Total Merger Consideration at the Closing (which calculation shall be subject to adjustment pursuant to, and in accordance with, the terms of this Section 1.17). Notwithstanding the foregoing, in no event will any of Parent’s rights be considered waived, impaired or otherwise limited as a result of Parent not making an objection prior to the Closing or its making an objection that is not fully implemented in a revised Estimated Closing Statement, as applicable.

(b) As soon as reasonably practicable after the Closing Date, and in any event within [*] days after the Closing Date, Parent shall prepare and deliver to the Stockholder Representative a statement (the “Closing Statement”) that shall set forth a calculation of (i) the Closing Cash Amount, (ii) the Closing Working Capital Adjustment Amount, (iii) the Closing Indebtedness Amount, (iv) the Closing Third Party Expenses and (v) the Total Merger Consideration, in each case, determined in accordance with the terms of this Agreement (including definitions contained herein) and the Accounting Principles, and accompanied by reasonably detailed back up documentation for such calculations.

(c) During the [*] days immediately following the Stockholder Representative’s receipt of the Closing Statement (the “Adjustment Review Period”), Parent shall (i) permit the Stockholder Representative and its Representatives to have reasonable access, during normal business hours and upon reasonable notice, to the books and records of Parent and the Surviving Entity related to Parent’s preparation of the Closing Statement (including the work papers of Parent and/or its accountants and the work papers of the Surviving Entity and their respective accountants, after signing a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such accountants), (ii) provide the Stockholder Representative and its Representatives reasonable access, during normal business hours and upon reasonable notice, to Parent’s and its subsidiaries’ (including the Surviving Entity’s) employees and advisors involved in the preparation of the Closing Statement, provided in each case that such access does not unreasonably disrupt the normal operations of Parent and the Surviving Entity and subject to the execution of any access letters, and (iii) cause the Surviving Entity and its Representatives to use commercially reasonable efforts to assist the Stockholder Representative and its representatives in their reasonable review of the Closing Statement. The Stockholder Representative shall notify Parent in writing (the “Notice of Adjustment Disagreement”) prior to the expiration of the Adjustment Review Period if the Stockholder Representative disagrees with any portion of the Closing Statement. The Notice of Adjustment Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Stockholder Representative’s proposed adjustments to the Closing Statement with reasonably detailed supporting documentation. If no Notice of Adjustment Disagreement is received by Parent on or prior to the expiration date of the Adjustment Review Period, then the Closing Statement and all amounts set forth therein shall be deemed to have been accepted by the Stockholder Representative and shall become final and binding upon the parties hereto. If the Stockholder Representative delivers a Notice of Adjustment Disagreement, then during the [*] days immediately following the delivery of a Notice of Adjustment Disagreement (the “Adjustment Resolution Period”), if any, the Stockholder Representative and Parent shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Adjustment Disagreement. Any items agreed to by the Stockholder Representative and Parent in writing, together with any items not disputed or objected to by the Stockholder Representative in the Notice of Adjustment Disagreement, are collectively referred to herein as the “Resolved Matters.” If, at the end of the Adjustment Resolution Period, the parties have been unable to resolve any differences they may have with respect to the matters specified in the Notice of Adjustment Disagreement, the Stockholder Representative and Parent shall refer all matters that remain in dispute with respect to the Notice of Adjustment Disagreement (the “Unresolved Matters”) to an independent certified public accounting firm in the United States of national recognition mutually agreeable to the Stockholder Representative and Parent (the “Independent Accountant”), which the Stockholder Representative and Parent shall cooperate in good faith to appoint. Within [*] days after the submission of such matters to the Independent Accountant, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on the parties hereto, of the appropriate amount of each of the Unresolved Matters. With respect to each Unresolved Matter, such determination, if not in accordance with the position of either the Stockholder Representative or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Stockholder Representative in the Notice of Adjustment Disagreement or Parent in the Closing Statement with respect to such Unresolved Matter. For the avoidance of doubt, the Independent Accountant shall not review any line items in the Closing Statement or make any determination with respect to any matter other than the Unresolved Matters. During the review by the Independent Accountant, Parent and the Stockholder Representative shall each make available to the Independent Accountant such individuals and such information, books, records, and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 1.17(c); provided, however, that the independent accountants of

Parent or the Company shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The fees and expenses of the Independent Accountant shall be borne by Parent and the Stockholder Representative (on behalf of the Company Security Holders) based on the inverse of the percentage that the Independent Accountant’s resolution of the disputed items covered by such Notice of Adjustment Disagreement (before such allocation) bears to the total amount of such disputed items as originally submitted to the Independent Accountant (for example, if the total amount of such disputed items as originally submitted to the Independent Accountant equals $1,000 and the Independent Accountant awards $600 in favor of the Stockholder Representative’s position, sixty percent (60%) of the fees and expenses of the Independent Accountant would be borne by Parent and forty percent (40%) of the fees and expenses of the Independent Accountant would be borne by the Stockholder Representative (on behalf of the Company Security Holders)).

(d) The “Final Closing Statement” shall be (i) in the event that no Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Parent prior to the expiration of the Adjustment Review Period, the Closing Statement delivered by Parent to the Stockholder Representative pursuant to Section 1.17(b), (ii) in the event that a Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Parent prior to the expiration of the Adjustment Review Period and that Parent and the Stockholder Representative are able to agree on all matters set forth in such Notice of Adjustment Disagreement, the Closing Statement delivered by Parent to the Stockholder Representative pursuant to Section 1.17(b) as adjusted pursuant to the agreement of Parent and the Stockholder Representative in writing, or (iii) in the event that a Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and that the Stockholder Representative are unable to agree on all matters set forth in such Notice of Adjustment Disagreement, the Closing Statement delivered by Parent to the Stockholder Representative pursuant to Section 1.17(b) as adjusted by the Independent Accountant to be consistent with the Resolved Matters and the final determination of the Independent Accountant of the Unresolved Matters in accordance with Section 1.17(c). The date on which the Final Closing Statement is finally determined in accordance with this Section 1.17(d) is hereinafter referred to as the “Determination Date.”

(e) If the Total Merger Consideration as determined in the Final Closing Statement in accordance with this Section 1.17 is less than the Total Merger Consideration set forth in the Estimated Closing Statement (such difference, the “Deficiency Amount,”), then (i) Parent shall permanently withhold from the Company Security Holders, and the Company Security Holders shall not be entitled to receive, and hereby automatically and with no further action required on their part forever waive and discharge any rights in or to, such Company Security Holder’s Pro Rata Portion of the Working Capital Holdback Cash with an aggregate value equal to the absolute value of the Deficiency Amount, and (ii) solely in the event the Deficiency Amount exceeds the Working Capital Holdback Amount, Parent shall permanently withhold from the Company Security Holders, and the Company Security Holders hereby automatically and with no further action required on their part forever waive and discharge any rights in or to, such Company Security Holder’s Pro Rata Portion of an amount of Indemnity Holdback with an aggregate value equal to such deficiency. Any Deficiency Amount recovered from the Indemnity Holdback shall reduce the amount of the Indemnity Holdback Cash or Indemnity Holdback Shares, as applicable, allocated to each Company Security Holder in accordance with each Company Security Holder’s Pro Rata Portion thereof.

(f) If the Total Merger Consideration as determined in the Final Closing Statement in accordance with this Section 1.17 is more than the Total Merger Consideration set forth in the Estimated Closing Statement (such difference, the “Excess Amount”), then Parent shall promptly (but in all events within [*] Business Days after the Determination Date) cause the Excess Amount to be paid to the Company Security Holders, by paying such Excess Amount to the Paying Agent for further distribution to the applicable Company Security Holders, in each case in accordance with each Company Security Holder’s applicable Pro Rata Portion of such Excess Amount. As a condition to Parent’s and the Paying Agent’s obligation to make such payments, the Stockholder Representative shall first deliver to Parent an updated Spreadsheet setting forth the Pro Rata Portion of the Excess Amount payable to each Company Security Holder.

(g) Following the withholding of any Deficiency Amount by Parent in accordance with Section 1.17(e) or the payment by Parent of any Excess Amount to the Company Security Holders in accordance with Section 1.17(f), Parent shall promptly (and in all events within [*] Business Days thereafter) cause to be delivered to the Company Security Holders the Working Capital Holdback Cash then remaining as of such date that have not previously been withheld by Parent in accordance with Section 1.17(e). Parent shall cause delivery of any such Working Capital Holdback Cash, if any, (x) with respect to Company Stockholders and Company Optionholders holding Non-Employee Options, to the Paying Agent for further distribution to applicable Company Security Holders and (y) with respect to Company Optionholders holding Employee Options, to the applicable Company Optionholders through the payroll processing system of Parent in accordance with standard payroll practices net of applicable Tax withholding and deductions, in each case in accordance with each Company Security Holder’s applicable Pro Rata Portion of such amount. As a condition to Parent’s and the Paying Agent’s obligation to make such payments, the Stockholder Representative shall first deliver to Parent an updated Spreadsheet setting forth the portion of the Working Capital Holdback Cash deliverable to each Company Security Holder.

(h) Parent and the Surviving Entity shall be entitled to conclusively rely upon any updated Spreadsheet delivered by the Stockholder Representative, including with respect to whether any individual Company Security Holder received the appropriate portion of any such distribution; provided that such reliance shall not relieve Parent, the Surviving Entity or any of their Affiliates of their obligation to pay, in the aggregate, the amounts required to be paid under this Agreement, and Parent, the Surviving Entity and their Affiliates shall remain liable for any Losses arising from their Fraud, willful misconduct or gross negligence.

(i) Payments under this Section 1.17 shall be treated by the parties for U.S. federal, state, local and non-U.S. income Tax purposes as a purchase price adjustment unless otherwise required by applicable Law.

1.18 Milestone Payments.

(a) Following the Closing, subject to the terms and conditions of this Agreement (including Schedule 1.18), Parent shall (i) notify the Stockholder Representative upon the achievement of any Milestone Event set forth on Schedule 1.18 in accordance with Schedule 1.18, and (ii) in the event Parent becomes obligated pursuant to the terms and conditions of this Agreement (including Schedule 1.18) to make any Applicable Milestone Payment to the Company Security Holders, make the Applicable Milestone Payment in accordance with Schedule 1.18, Section 1.11(b)(ii) and the Spreadsheet, and (iii) upon the occurrence of any of the following (each, a “Parent Change of Control”): (a) a merger or consolidation in which Parent is not the surviving entity and in which the stockholders of Parent immediately prior to such consolidation or merger own less than fifty percent (50%) of the surviving entity’s voting power immediately after the transaction; (b) a reverse merger in which Parent is the surviving entity but the shares of Parent Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, and in which the stockholders of Parent immediately prior to such reverse merger own less than fifty percent (50%) of Parent’s voting power immediately after the transaction; or (c) a sale, conveyance, assignment or other disposition of any of Parent’s and its Affiliates’ interest, in the Milestone Products (as defined in Schedule 1.18 of this Agreement) (including in connection with the disposition of all or substantially all of the assets of Parent and its Affiliates), require any successor of Parent or the surviving entity, if applicable (whether direct or indirect, by purchase, merger, sale of stock or assets, consolidation or otherwise) to assume and agree in writing to perform and be bound by Schedule 1.18 of this Agreement in the same manner and to the same extent that Parent would have been required to perform and be bound as if no such succession had taken place.

(b) Each of the parties acknowledges and agrees that as a condition to Parent’s and the Paying Agent’s obligation to make any distributions or payments pursuant to this Section 1.18 and Schedule 1.18, the Stockholder Representative shall first deliver to Parent an updated Spreadsheet setting forth the amounts distributable or payable to each Company Security Holder in respect of such Applicable Milestone Payment. Parent, the First-Step Surviving Corporation, and the Surviving Entity shall be entitled to conclusively rely upon such updated Spreadsheet delivered by the Stockholder Representative, including with respect to whether any individual Company Security Holder received the appropriate portion of any such distribution, and, in no event will Parent, First-Step Surviving Corporation or the Surviving Entity or any of their Affiliates have any liability to any Person on account of payments or distributions made in accordance with such updated Spreadsheet delivered by the Stockholder Representative.

(c) The parties hereto agree to treat the Applicable Milestone Payments received in exchange for Company Capital Stock for all U.S. federal and applicable state and local Tax purposes as contingent adjustments to the consideration for or in respect of the Company Capital Stock pursuant to this Agreement and to treat this Agreement as providing for “fixed consideration” within the meaning of Treasury Regulation Section 1.368-1(e)(2)(iii), and none of the parties hereto will take any position to the contrary on any Tax Return, any other filing with a Governmental Entity related to Taxes or for other Tax purposes except as otherwise required by an applicable Law. A portion of each Applicable Milestone Payment made pursuant to this Agreement shall be treated as imputed interest to the extent required under Section 483 of the Code. The parties hereto further agree to treat the Applicable Milestone Payments received in respect of Company Options as wages in the year in which the Applicable Milestone Payment is made for all U.S. federal and applicable state and local Tax purposes, and none of the parties hereto will take any position to the contrary on any Tax Return, any other filing with a Governmental Entity related to Taxes or for other Tax purposes except as otherwise required by an applicable Law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule of the Company dated as of the Agreement Date and delivered to Parent concurrently with the execution of this Agreement (the “Disclosure Schedule”) (each of which disclosures, in order to be effective, shall clearly indicate the section of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosures)), the Company represents and warrants to Parent and Merger Subs as follows:

2.1 Organization of the Company.

(a) Each Acquired Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each Acquired Company has the corporate power to own, operate, distribute, and lease its properties and to conduct its business as now being conducted in all material respects and is duly qualified to do business and is in good standing in each jurisdiction, except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to result in a Material Adverse Effect.

(b) Section 2.1(b) of the Disclosure Schedule sets forth a correct and complete list of the names and members of the Board and the names and titles of the officers of each of the Acquired Companies as of the Agreement Date.

(c) Section 2.1(c) of the Disclosure Schedule lists every state or foreign jurisdiction in which each Acquired Company has Employees or facilities or otherwise conducts its business as of the Agreement Date (specifying the existence of Employees or facilities in each such state or jurisdiction).

(d) The Company has made available true, correct and complete copies of its certificate of incorporation, as amended to date (the “Certificate of Incorporation”), bylaws, as amended to date, and other governing documents, as amended to date, each in full force and effect on the Agreement Date (collectively, the “Charter Documents”). The Board has not approved or proposed, nor has any Person proposed, any amendment to any of the current Charter Documents. The Company has made available true, correct and complete copies of the certificate of incorporation, bylaws and other governing documents of each of the other Acquired Companies, and no Acquired Company is in violation of any of the provisions thereof.

(e) None of the Acquired Companies has ever owned, beneficially or otherwise, any share or other securities of, or any direct or indirect equity, voting, financial, beneficial or ownership interest in any entity. None of the Acquired Companies has agreed or is obligated to make any future investment in, or capital contribution to, any entity. None of the Acquired Companies has guaranteed or is responsible or liable for any obligation of any other entity.

2.2 Company Capital Structure.

(a) As of the Agreement Date, the authorized capital stock of the Company consists of (i) 58,529,530 shares of Company Common Stock, of which 7,738,856 shares are issued and outstanding and (ii) 44,205,516 shares of Company Preferred Stock, (A) 5,408,768 shares of which are designated Series A Preferred Stock and all of which are issued and outstanding, (B) 1,146,656 shares of which are designated Series A-1 Preferred Stock and all of which are issued and outstanding, (C) 9,764,218 shares of which are designated Series B Preferred Stock and all of which are issued and outstanding, (D) 27,711,910 shares of which are designated Series C Preferred Stock and 27,711,903 of which are issued and outstanding and (E) 173,980 shares of which are designated Series C-1 Preferred Stock and 173,971 of which are issued and outstanding. As of the Agreement Date, the Company has reserved 8,323,998 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Equity Plan, of which 5,711,260 shares are subject to outstanding and unexercised Company Options, and 1,873,882 shares remain available for issuance thereunder. Each share of Company Preferred Stock is convertible on a one-share for one-share basis into Company Common Stock, and there are no other issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital Stock other than pursuant to the conversion provisions related to the Company Preferred Stock pursuant to the Certificate of Incorporation, the exercise of Company Options under the Company Equity Plan, in each case, that are outstanding as of the Agreement Date. No Acquired Company holds any treasury shares.

(b) Section 2.2(b) of the Disclosure Schedule sets forth, as of the Agreement Date, a true, correct and complete list of the Company Stockholders and the number and type of such shares so owned by each such Company Stockholder. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Liens (other than Permitted Liens), outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Charter Documents or any Contract to which the Company is a party or by which the Company or any of its assets is bound. The Company has never declared or paid any dividends on any shares of Company Capital Stock. There is no Liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act or any other Law any shares of Company Capital Stock, any Company Securities or any other securities of the Company, whether currently outstanding or that may subsequently be issued. All issued and outstanding shares of Company Capital Stock and all Company Options were issued in compliance with Law in all material respects and all requirements set forth in the Charter Documents and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound. No shares of Company Common Stock are Restricted Shares, except for the shares of Company Common Stock set forth on Section 2.2(c)-1 of the Disclosure Schedule. Each Contract pursuant to which any Restricted Shares are subject to vesting or a right of repurchase or a substantial risk of forfeiture is set forth on Section 2.2(c)-1 of the Disclosure Schedule. To the Knowledge of the Company, duly and properly completed elections under Section 83(b) of the Code were timely and properly filed with the IRS with respect to all of the Restricted Shares and any other shares of Company Common Stock that at any time were subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

(c) Section 2.2(c)-1 of the Disclosure Schedule sets forth, as of the Agreement Date, a true, correct and complete list of all Company Optionholders, and each Company Option, whether or not granted under the Company Equity Plan, including the number of shares of Company Common Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax Law), the term of each Company Option, the plan from which such Company Option was granted (if any), whether such option is subject to Section 409A of the Code, whether such Company Option was granted with an “early exercise” right in favor of the holder, and the country and state of residence of such Company Optionholder.

(d) With respect to the Company Options, (i) each grant of an option was duly authorized no later than the date on which the grant of such option was by its terms to be effective by all necessary corporate action, (ii) each award of Company Options has been made using the standard form award agreement under the Company Equity Plan, a true, correct and complete copy of which has been made available to Parent, (iii) no Company Options differ in any material respect from such form agreement (other than any vesting acceleration provisions contained therein as indicated in Section 2.2(d) of the Disclosure Schedule), and (iv) there is no agreement, arrangement or understanding (written or oral) to amend, modify or supplement any such award agreement in any case from the form made available to Parent. The treatment of Company Options under Section 1.9(b) is permitted under the Company Equity Plan, applicable Laws, and the underlying individual agreements for such equity awards.

(e) As of the Agreement Date, there are no authorized, issued or outstanding Company Securities other than shares of Company Capital Stock and the Company Options set forth in Section 2.2(c). Other than as set forth on Section 2.2(c) of the Disclosure Schedule, as of the Agreement Date, no Person holds any securities of any Acquired Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which any Acquired Company or any holder of securities of any Acquired Company is a party or by which it or its assets is bound, (i) obligating the any Acquired Company or such holder of securities of any Acquired Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any securities of any Acquired Company or other rights to purchase or otherwise acquire any Company Securities, whether vested or unvested, or (ii) obligating any Acquired Company to grant, extend, accelerate the vesting or repurchase rights of, change the price of, or otherwise amend or enter into any Company Option or other security of any Acquired Company.

(f) Section 2.2(f) of the Disclosure Schedule identifies as of the Agreement Date each Person with an offer letter or other Contract that contemplates a grant of Company Options or grant or issuance of other securities of the Company (including the number, series and class of shares, exercise price and vesting schedule (including, any accelerated vesting)), or who has otherwise been promised Company Options or other securities of the Company, which Company Options have not been granted, or other securities have not been granted or issued, as of the Agreement Date (each such individual required to be set forth on Section 2.2(f) of the Disclosure Schedule, an “Option Release Individual”).

(g) There is no Indebtedness of any Acquired Company (i) granting its holder the right to vote on any matters on which any Company Security Holder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company is issued or outstanding as of the Agreement Date.

(h) There are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among any Acquired Company, on the one hand, and any holder of securities of any Acquired Company, on the other hand, and (ii) to the Knowledge of the Company, between or among any holder of securities of any Acquired Company. Except as set forth on Section 2.2(c) of the Disclosure Schedule and as set forth in this Agreement, neither the Company Equity Plan nor any Contract of any character to which any Acquired Company is a party to or by which any Acquired Company or any of its assets is bound relating to any Company Options requires or otherwise provides for any accelerated vesting of any Company Options or the acceleration of any other benefits thereunder, in each case in connection with the transactions contemplated by this Agreement or upon termination of employment or service with any Acquired Company or Parent, or any other event, whether before, upon or following the Effective Time or otherwise.

(i) Section 2.2(i) of the Disclosure Schedule sets forth an accurate and complete list as of the Agreement Date of the holders of outstanding share capital and other equity interests of each Acquired Company (other than the Company) and the class, series and number of such shares owned of record by each such holder.

(j) All of the share capital of, and other equity, voting, beneficial or ownership interests in, each Acquired Company (other than the Company) are owned by another Acquired Company free and clear of any Liens, other than transfer restrictions imposed by applicable securities Laws. No Acquired Company (other than the Company) has the right to vote on or approve the Mergers or any of the transactions contemplated by this Agreement. None of the share capital of, and no other equity, voting, beneficial, financial or ownership interest in, any Acquired Company (other than the Company) is subject to any voting trust agreement or any other Contract relating to the voting, dividend rights or disposition of any share capital of, or any other equity, voting, beneficial, financial or ownership interest in, any Acquired Company.

(k) Section 2.2(k) of the Disclosure Schedule sets forth, as of the Agreement Date, a complete and correct list of each Securityholder Loan, each Company Obligor, the total outstanding amount with respect to such Securityholder Loan, including any accrued interest as of the Agreement Date, the applicable interest rate, and the date such Securityholder Loan was made. The Company has made available to Parent complete and correct copies of all Securityholder Loans.

2.3 Authority and Enforceability.

(a) The Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, and no further corporate action is required on the part of the Company or any other Acquired Company to authorize this Agreement and any Related Agreements to which it is a party and the transactions contemplated hereby and thereby. The Company Stockholder

Approval is the only vote, approval or consent of the holders of any class or series of Company Capital Stock or any other securities of the Company that is necessary to adopt this Agreement and each of the Related Agreements to which it is a party and approve the transactions contemplated hereby and thereby. This Agreement and each of the Related Agreements to which the Company is a party have been, or, as of the Effective Time shall be, duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute, or shall constitute when executed and delivered, the valid and binding obligations of the Company enforceable against it in accordance with their respective terms, subject to (A) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (B) general principles of equity. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (x) declared that this Agreement, the Related Agreement and the transactions contemplated hereby and thereby, including the Mergers, upon the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of the Company and the Company Stockholders, (y) approved this Agreement in accordance with the applicable provisions of the DGCL and (z) directed that the adoption of this Agreement and approval of the Mergers be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Mergers (collectively, the “Company Board Resolutions”).

(b) The Company, the Board, and the Company Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the Charter Documents shall not be applicable to any of Parent, the Company, the First-Step Surviving Corporation or to the execution, delivery or performance of the transactions contemplated by this Agreement, including the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

2.4 No Conflict. The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, including the Mergers, shall not (a) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to, any payment obligation, or a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under, or require any notice, consent, approval or waiver from any Person pursuant to, (i) any provision of the Charter Documents, (ii) any Contract to which any Acquired Company is a party or by which any property or assets of an Acquired Company are bound, or (iii) any Law applicable to the Acquired Companies or any of their properties or assets (whether tangible or intangible), other than, in the case of clauses (a)(ii) and (a)(iii), as would not reasonably be expected to be material to the Acquired Companies, taken as a whole, (b) a reduction of any royalties or other payments that any Acquired Company would otherwise be entitled to with respect to any Acquired Company Intellectual Property or Product Candidate, (c) any Acquired Company being obligated to pay any royalties or other amounts to any Person in excess of those payable by such Acquired Company prior to the Effective Time or (d) result in the creation of any Lien (other than Permitted Liens) on any material tangible assets of the Acquired Companies or any of the Company Securities.

2.5 Governmental Authorization. No consent, notice, waiver, approval, Order or authorization of, or registration, declaration or filing with any Governmental Entity is required by, or with respect to, any Acquired Company in connection with the execution and delivery of this Agreement and any Related Agreement to which any Acquired Company is a party or the consummation of the transactions contemplated hereby and thereby, except for (a) such consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws (b) any filings, consents, notices, approvals, Orders or authorizations required under Antitrust Laws, including the HSR Act and (c) the filing of the Certificates of Merger as provided in Section 1.2.

2.6 Company Financial Statements; No Undisclosed Liabilities.

(a) The Company has made available to Parent its (i) audited consolidated financial statements for the fiscal years ended December 31, 2023, and December 31, 2024, (including, in each case, balance sheets, statements of income and statements of cash flows, the “Company Audited Financial Statements”) and (ii) its unaudited consolidated financial statements (including, in each case, balance sheets, statements of income and statements of cash flows) as of June 30, 2025, and the six (6) months then ended (the “Company Interim Financial Statements” and together with the Company Audited Financial Statements, the “Financials”), which are included as Section 2.6(a) of the Disclosure Schedule. The Financials (i) are derived from and in accordance with the books and records of the Acquired Companies, (ii) fairly and accurately present in all material respects the financial condition of the Company and its subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company and its subsidiaries for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or shall be material in amount), and (iii) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financials, applied on a consistent basis throughout the periods indicated and consistent with each other.

(b) No Acquired Company has Liabilities of any nature required to be disclosed on the face of a consolidated balance sheet of any Acquired Companies prepared in accordance with the Accounting Principles other than (i) those set forth on or adequately provided for on the face of the consolidated balance sheet (the “Current Balance Sheet”) included in the Financials as of June 30, 2025 (the “Balance Sheet Date”), (ii) those incurred in the conduct of the Acquired Companies’ business since the Financials as of the Balance Sheet Date in the ordinary course that do not result from any breach of Contract, warranty, infringement, tort or violation of Law, (iii) executory obligations arising under Contracts in accordance with their terms (other than the payment of liquidated damages or arising as a result of a default or breach thereof), (iv) those incurred by any Acquired Company in connection with the negotiation and execution of this Agreement and the Related Agreements to which it is a party and which are included as Third Party Expenses, and (v) those that are not material to the Acquired Companies taken as a whole. All reserves that are set forth in or reflected in the Current Balance Sheet have been established in accordance with GAAP consistently applied.

(c) Section 2.6(c) of the Disclosure Schedule sets forth a true, correct and complete list of all Indebtedness of the Acquired Companies, including, for each item of Indebtedness, the agreement governing the Indebtedness, any assets securing such Indebtedness and any prepayment or other penalties payable in connection with the repayment of such Indebtedness at the Closing.

(d) Each Acquired Company has established and maintains a system of internal accounting controls reasonably designed to provide reasonable assurances (i) that transactions, receipts and expenditures of the Acquired Companies are being executed and made only in accordance with appropriate authorizations of management and the Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Companies and (iv) that the amount recorded for assets on the books and records the Acquired Companies is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. No Acquired Company nor, to the Knowledge of the Company, any Employee, has identified or been made aware of any fraud, whether or not material, that involves any Acquired Company’s management or other Employees who have a role in the preparation of the Financials or the internal accounting controls utilized by the Acquired Companies, or any claim or allegation regarding any of the foregoing. No Acquired Company nor, to the Knowledge of the Company, any Representative of the Acquired Companies has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Acquired Companies or each Acquired Company’s internal accounting controls or any material inaccuracy in any Acquired Company’s financial statements. No attorney representing any Acquired Company has reported to the Board or any committee thereof or to any director or officer of any Acquired Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by such Acquired Company or its Representatives. There are no significant deficiencies or material weaknesses in the design or operation of any Acquired Company’s internal controls that could adversely affect such Acquired Company’s ability to record, process, summarize, and report financial data. At the Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 (“Statement No. 5”) issued by the Financial Accounting Standards Board in March 1975) that are not adequately provided for in the Current Balance Sheet as required by Statement No. 5. There has been no material change in any Acquired Company’s accounting policies since January 1, 2023, except as described in the Financials.

(e) None of the Acquired Companies is or has ever been a party to any “off balance sheet arrangement.”

2.7 No Changes. Since the Balance Sheet Date through the date hereof: (a) the Acquired Companies have conducted their businesses in the ordinary course of business consistent with past practice (except with respect to actions taken by the Company in connection with this Agreement and the transactions contemplated hereby ); (b) there has not occurred a Material Adverse Effect with respect to the Acquired Companies; and, (c) except as expressly contemplated by this Agreement or the Related Agreements to which any Acquired Company is a party, no Acquired Company has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under, Section 5.1.

2.8 Tax Matters.

(a) Definition of Taxes. For the purposes of this Agreement, the following terms shall have the following respective meanings:

(i) “Tax” or, collectively, “Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes of any kind whatsoever, assessments and other governmental charges, duties (including stamp duty), impositions and liabilities in the nature of a tax, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes as well as social security charges (including health, unemployment, workers’ compensation and pension insurance), together with all interest, penalties, and additions imposed with respect to such amounts.

(ii) “Tax Return” shall mean any return, declaration, statement, claim for refund, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with a Governmental Entity with respect to Taxes and including all amendments thereof.

(b) General Tax Matters.

(i) The Acquired Companies have (A) prepared and timely filed with the appropriate Governmental Entity all income or other material Tax Returns required to be filed by the Acquired Companies, and all such Tax Returns are true, correct and complete in all material respects and (B) timely paid to the appropriate Governmental Entity all income or other material Taxes it is required to pay (whether or not shown on a Tax Return). No Acquired Company is the beneficiary of any extension of time currently in effect in which to file any Tax Return which has not been filed (other than automatic extensions obtained in the ordinary course of business).

(ii) Each Acquired Company has paid or withheld with respect to its Employees, stockholders and other third parties all material Taxes and social security charges and similar fees, Federal Insurance Contribution Act amounts, Federal Unemployment Tax Act amounts and other Taxes required to be paid or withheld by it, and has timely paid over any such Taxes and such other amounts to the appropriate Governmental Entity.

(iii) There is no material Tax deficiency outstanding, assessed or proposed in writing against any Acquired Company, and no Acquired Company has executed any currently effective waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv) No audit or other examination of any income or other material Tax Return of any Acquired Company is presently in progress, nor has any Acquired Company been notified in writing of any request for such an audit or other examination which has not been fully resolved. In the last [*] years, no claim has been made by any Governmental Entity in a jurisdiction where the Acquired Companies do not file Tax Returns that any Acquired Company is or may be subject to Tax in that jurisdiction. No adjustment relating to any income or other material Tax Return filed by any Acquired Company has been proposed in writing by any Governmental Entity, which has not been fully resolved. No Acquired Company is a party to or bound by any closing or other agreement or ruling with any Governmental Entity with respect to Taxes.

(v) None of the Acquired Companies has incurred any material Liability for Taxes other than in the ordinary course of business (or recognized any extraordinary gain) since the Balance Sheet Date.

(vi) The Company has made available to Parent all income and other material Tax Returns of the Acquired Companies for Tax years beginning on or after December 31, 2022 in each case to the extent requested by Parent.

(vii) There are no Liens on the assets of any Acquired Company relating or attributable to Taxes, other than statutory liens for Taxes that are not yet due and payable or which are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Financials in accordance with GAAP.

(viii) The Company is not, and has not been, during the applicable period provided in Section 897(c) of the Code a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(ix) During the last [*] years, none of the Acquired Companies have constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax free treatment under Section 355 of the Code.

(x) No Acquired Company is, and has ever been, a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b).

(xi) None of the Acquired Companies have (A) been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return, (B) been a party to any Tax sharing, indemnification, reimbursement or allocation agreement, nor does any Acquired Company owe any amount under any such agreement (in any case, other than an agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), (C) deferred intercompany gain or excess loss account under Treasury Regulations under Section 1502 of the Code in connection with a transaction consummated prior to the Closing (or in the case if each of (A) and (C), under any similar provision of applicable state, local or non-U.S. Law), (D) any liability for the Taxes of any Person (other than an Acquired Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by operation of Law, or by Contract (other than an agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or (E) been a party to any joint venture, partnership or other agreement that is properly treated as a partnership for Tax purposes.

(xii) None of the Acquired Companies shall be required to include any material amount of income or gain or exclude any material amount of deduction or loss from taxable income for any taxable period or portion thereof beginning after the Closing Date as a result of (A) any adjustment under Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) by reason of a change in a method of accounting or otherwise (including as a result of the transactions contemplated by this Agreement) for a taxable period that ends on or prior to the Closing Date, (B) any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) entered into prior to the Closing, (C) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) occurring prior to the Closing, (D) any installment sale or open transaction disposition made prior to the Closing and (E) any deferred revenue or prepaid amount received prior to the Closing.

(xiii) None of the Acquired Companies have ever (i) been treated for any Tax purpose as resident in a country other than its country of incorporation; or (ii) had any trade or business, branch, agency, or permanent establishment (within the meaning of an applicable Tax treaty) in a country other than the country of its incorporation and is not considered to be a branch, agency, or permanent establishment of an entity resident in a country other than the country of its incorporation.

(xiv) The Acquired Companies are in compliance with all applicable transfer pricing laws in all material respects.

(xv) No Acquired Company is currently the beneficiary of any Tax holiday or similar Tax benefit granted by a Governmental Entity which shall cease or expire as a result of the transactions contemplated by this Agreement.

(xvi) The Company is, and has at all times since its formation been, properly classified as a C corporation for United States federal, and applicable state and local income Tax purposes. The Company is on the accrual method of accounting for all applicable income Tax purposes. Section 2.8(b)(xvii) of the Disclosure Schedule sets forth the classification of each of the Acquired Companies (other than the Company) for U.S. federal income Tax purposes since formation.

(xvii) No share of Company Capital Stock that was issued in connection with the performance of services and subject to vesting for which no valid and timely election was filed pursuant to Section 83(b) of the Code. The Company has delivered or made available to Parent true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS office with respect to any Company Capital Stock that was initially subject to a vesting arrangement issued by the Company to any of its Employees, non-employee directors, consultants or other service providers.

(xviii) There is no material property or obligation of any Acquired Company, including amounts owed to customers of the Acquired Companies, that is escheatable or reportable as unclaimed property to any Governmental Entity under appliable escheatment law, unclaimed property law, or similar legal requirements.

(xix) Each Company Employee Plan and each other Contract, arrangement or plan that constitutes or constituted, in any part, a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been documented, maintained and operated in all material respects in compliance with all applicable requirements of

Section 409A of the Code and the regulations and IRS guidance thereunder. None of the Acquired Companies are obligated to make or provide any “gross up payment,” or reimbursement of any Tax or related interest or penalties imposed on any current or former officer, director, Employee or individual independent contractor of any Acquired Company under applicable Law, including under Section 409A of the Code.

(xx) No amount or benefit that has been or could be received (whether in cash or property or the vesting of property) by any “disqualified individual” (as such term is defined in Section 280G of the Code) of any Acquired Company could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) as a result of any of the transactions contemplated by this Agreement. None of the Acquired Companies are obligated to make or provide any “gross up payment,” or reimbursement of any Tax or related interest or penalties imposed on any current or former officer, director, Employee or individual independent contractor of any Acquired Company under applicable Law, including under Section 280G or 4999 of the Code.

(xxi) To the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to prevent the Mergers, taken together, from qualifying as a reorganization under Section 368(a) of the Code.

(c) Notwithstanding anything in this Agreement to the contrary, the representations and warranties set forth in this Section 2.8 may not be relied upon with respect to the amount or availability in any taxable period (or portion thereof) beginning after the Closing Date of any net operating losses, tax credits, or similar Tax attributes of any Acquired Company.

2.9 Title to Properties; Absence of Liens.

(a) No Acquired Company owns any real property.

(b) Section 2.9(b) of the Disclosure Schedule sets forth a list, as of the Agreement Date, of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to all real property currently leased, subleased or licensed by or from any Acquired Company or otherwise used or occupied by any Acquired Company for the operation of its business (the “Leased Real Property”), including all amendments, terminations and modifications thereof (“Lease Agreements”), and there are no other Lease Agreements for real property affecting the Leased Real Property or to which any Acquired Company is bound. There is not, under any of such Lease Agreements, any existing default on the part of the Company (or event which with notice or lapse of time, or both, would constitute a default) which would be material to the operation of the business of any Acquired Company, and no rent is past due. The Lease Agreements are valid and effective in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. No Acquired Company has received any written notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn.

(c) The Acquired Companies, collectively have good title to, or valid leasehold interest in all of its tangible properties, and interests in properties and assets, real and personal, reflected on the Current Balance Sheet or acquired after the Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business), or, with respect to leased tangible properties and assets, valid leasehold interests in such properties and assets that afford the Acquired Companies valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Liens, except Permitted Liens.

(d) All material machinery, equipment, and other tangible assets of the Acquired Companies (other than real property) currently being used in the conduct of the business of the Acquired Companies are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put.

(e) The tangible assets and properties owned, leased and licensed by the Acquired Companies, including those that will be owned, leased and licensed by any Acquired Company immediately after the Closing, constitute all of the tangible assets and properties that are necessary for each Acquired Company to conduct and operate the Acquired Companies’ business as currently conducted in all material respects.

2.10 Intellectual Property.

(a) Registered IP. Section 2.10(a) of the Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all (1) (i) Patents, (ii) registered Marks, and (iii) registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by an Acquired Company (the Acquired Company Intellectual Property referred to in clauses (i) through (iii), collectively, the “Acquired Company Registered IP”), and (2) (i) Patents, (ii) registered Marks, and (iii) registered Copyrights, including any pending applications to register any of the foregoing, under or with respect to which any Acquired Company has any exclusive license that are not Acquired Company Registered IP (“Acquired Company Licensed IP”). Section 2.10(a) of the Disclosure Schedule includes for each such asset (A) the record owner of such asset as of the date of this Agreement, (B) the jurisdiction in which such item of Acquired Company Registered IP or Acquired Company Licensed IP has been registered or filed, (C) the applicable application, registration or serial number and date and (D) for the Acquired Company Licensed IP, the Contract under which any Acquired Company has any license or otherwise has the right to use or otherwise exploit such Acquired Company Licensed IP. All Acquired Company Registered IP and Acquired Company Licensed IP, other than the pending applications, are subsisting, and to the Knowledge of the Company, are valid and enforceable. Each item of Acquired Company Registered IP and each item of Acquired Company Licensed IP for which the Acquired Companies control prosecution and maintenance, in each case, that is listed or required to be listed on Section 2.10(a) of the Disclosure Schedule is in compliance with formal legal requirements now or previously due, including, as applicable, all registrations, filings, payments (including maintenance fees), maintenance, renewal and other actions required to be paid, made, or taken with the relevant authorities in the U.S. or non-U.S. jurisdictions, as the case may be, to maintain such item of Acquired Company Registered IP or Acquired Company Licensed IP in full force and effect. Section 2.10(a) of the Disclosure Schedule accurately identifies and describes as of the date of this Agreement each action, filing, and payment that must be taken or made on or before the date that is [*] days after the date of this Agreement in order to maintain in full force and effect the Acquired Company Registered IP or the Acquired Company Licensed IP for which the Acquired Companies control prosecution and maintenance.

(b) The Acquired Companies solely own all right, title and interest in and to (free and clear of all Liens other than Permitted Liens) the Acquired Company Intellectual Property (other than Acquired Company Intellectual Property exclusively licensed to any Acquired Company under an effective, valid, and enforceable license). The Acquired Companies own, or have a valid license, or otherwise have the right to use and otherwise exploit all Intellectual Property used or otherwise exploited in, or necessary for, the conduct of the business of the Acquired Companies, as presently conducted or contemplated to be conducted by the Acquired Companies, provided that the foregoing representation is not a representation with respect to non-infringement of third party Intellectual Property. As of the time that is immediately following the Closing, the Acquired Companies will continue to own, and otherwise have the same rights in, all Intellectual Property used or otherwise exploited in, or necessary for, the conduct of the business of the Acquired Companies as presently conducted or contemplated to be conducted by the Acquired Companies in all material respects. The Acquired Companies own or exclusively license pursuant to the Contracts set forth in Section 2.10(a) of the Disclosure Schedule all Intellectual Property in or pertaining to the Product Candidates and as of the time that is immediately following the Closing, the Acquired Companies will continue to own or exclusively license pursuant to such Contracts all Intellectual Property in or pertaining to the Product Candidates.

(c) Other than as set forth in correspondence from Governmental Entities in connection with ordinary course patent prosecution proceedings, none of the Acquired Companies has received any written communication from any Person challenging or threatening to challenge, nor is any Acquired Company a party to any pending Legal Proceeding in which any Person is challenging, the ownership, validity or enforceability of any Acquired Company Intellectual Property.

(d) To the Knowledge of the Company, none of the Acquired Companies are infringing, diluting, misappropriating or otherwise violating or making unlawful use of, and the Acquired Companies have not in the last [*] years infringed, diluted, misappropriated or otherwise violated or made unlawful use (directly, contributorily, by inducement or otherwise) of any Intellectual Property of any other Person. To the Knowledge of the Company, none of the Product Candidates (or the manufacture, sale, offer for sale, distribution, use, or importation thereof) or the conduct of the Acquired Companies’ businesses infringes upon, dilutes, misappropriates, or otherwise violates or makes unlawful use of any Intellectual Property of any other Person. As of the Agreement Date, there is no pending suit or legal action, or any threatened suit or legal action in writing, or, to the Knowledge of the Company, any other threatened suit or legal action, against any Acquired Company in which such Acquired Company is alleged to have infringed, misappropriated, or otherwise violated the Intellectual Property of another Person, and in the last [*] years, none of the Acquired Companies has received any written notices, requests for indemnification or threats in writing, or, to the Knowledge of the Company, any other threats, from any Person related to any of the foregoing. As of the Agreement Date, none of the Acquired Companies are subject to any Legal Proceeding or Order that restricts, or if adversely determined could restrict, in any manner the use, transfer, assignment or licensing of any Acquired Company Intellectual Property. None of the Acquired Companies has received in the last [*] years any written communication from any Person contesting or threatening to contest the right of any Acquired Company to use, exercise, sell, license, transfer or dispose of any Acquired Company Intellectual Property.

(e) To the Company’s Knowledge, no Person has infringed, misappropriated, or otherwise violated, or is infringing, misappropriating, or otherwise violating any Acquired Company Intellectual Property, and none of the Acquired Companies have made or filed any claims related to the foregoing. In the last [*] years, none of the Acquired Companies have given written notice to any other Person of any of the foregoing.

(f) Section 2.10(f) of the Disclosure Schedule identifies any Intellectual Property and each Contract (other than Excepted Contracts, but in any case including any Contract that includes any right for a third party to receive royalties or other consideration or any right of first refusal, covenant not to sue or other preferential right for a third party) in effect pursuant to which any Acquired Company is or has been granted (i) an exclusive license under any Acquired Company Intellectual Property or (ii) any other license under any material Acquired Company Intellectual Property (except non-exclusive licenses granted by service providers solely for the purpose of exploiting deliverables by an Acquired Company) (“Inbound Licenses”).

(g) Section 2.10(f) of the Disclosure Schedule identifies each Contract (other than Excepted Contracts, but in any case including any Contract that includes any right for the Company to receive royalties or other consideration or any right of first refusal, covenant not to sue or other preferential right for the Company) pursuant to which any Acquired Company is or has granted to any other Person (i) an exclusive license under any Acquired Company Intellectual Property or (ii) any other license under any material Acquired Company Intellectual Property (except non-exclusive licenses granted to service providers solely for the purpose of performing services on behalf of an Acquired Company) (“Outbound Licenses”). The Company has made available to Parent true, complete and correct copies of all Inbound Licenses and Outbound Licenses, including all material modifications, amendments and supplements thereto and waivers thereunder.

(h) The Acquired Companies have taken all reasonable and appropriate steps and measures, including measures to protect the secrecy, confidentiality, integrity, availability and value of, and to protect against unauthorized disclosure of or other compromise of, any and all Know-How material to the business conducted or contemplated to be conducted by any Acquired Company or which a third party has provided to any Acquired Company under an obligation of confidentiality, including requiring each Person with access to such Know-How, to execute a binding confidentiality agreement to the extent such Person is not otherwise bound by substantially similar confidentiality obligations by virtue of such Person’s role or status. To the Knowledge of the Company, there has been no violation, infringement, or unauthorized access or disclosure or other compromise of the foregoing in each case, as would not be reasonably expected to be material to the Acquired Companies taken as a whole.

(i) All current and former employees, contractors, and consultants of the Acquired Companies who have made contributions to the creation or the development of any material Intellectual Property for the Acquired Companies or any Product Candidate (each such current and former employee, contractor, consultant, or Person, a “Contributor”) have executed valid and binding agreements containing a present assignment of all right, title and interest in all inventions and Intellectual Property to the Acquired Companies and confidentiality provisions protecting the Acquired Company Intellectual Property (an “IP Agreement”). No Contributor is in violation of any material term of any such IP Agreement between such Contributor and an Acquired Company. To the Knowledge of the Company, no Contributor is (a) bound by or otherwise subject to any Contract restricting them from performing their duties for the Acquired Companies or (b) in breach of any Contract with any former employer or other Person concerning Intellectual Property or confidentiality due to their activities as an employee of the Acquired Companies.

(j) Except as set forth on Section 2.10(j) of the Disclosure Schedule, no funding, facilities or personnel of any Governmental Entity or any university, college, or other academic organization has been used to create, in whole or in part, any material Intellectual Property where such funding or use of facilities or personnel results in the Governmental Entity or academic organization obtaining (i) ownership of or other rights in Intellectual Property that is, or would otherwise constitute, Acquired Company Intellectual Property, (ii) license rights, pricing rights, or access rights to Acquired Company Intellectual Property, (iii) march-in rights or rights to share in revenue associated with Acquired Company Intellectual Property, or (iv) rights to direct manufacturing or require U.S. manufacturing of products embodying Acquired Company Intellectual Property.

(k) The Systems operate and perform in all material respects as required by the Company in connection with the conduct of its business. Since January 1, 2022, there have been no failures, breakdowns, continued substandard performance, or other adverse events or conditions affecting any such Systems that have resulted in or could reasonably be expected to result in any material disruption or interruption in or to the use of any of such Systems or the conduct of the business of the Acquired Companies.

(l) None of the Acquired Companies have (i) sold, assigned or otherwise transferred ownership of, (ii) licensed (other than non-exclusive licenses granted to vendors and service providers in connection with research and development performed on behalf of, or for the benefit of, an Acquired Company), or (iii) pledged, encumbered or otherwise subjected to any Lien, other than, in the case of this clause (iii), any Permitted Lien, any Intellectual Property in or pertaining to the Product Candidates. None of the Acquired Companies are a party to any Contract that restricts the right or ability of any Acquired Company or any of its Affiliates (including as of the time that is immediately following the Closing Date, Parent and its Affiliates), to conduct any activities with respect to the Product Candidates or with respect to any Intellectual Property in or pertaining to the Product Candidates.

(m) None of the Acquired Companies nor any other Person acting on any of the Acquired Company’s behalf have disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any source code for any software owned by any Acquired Company, except for disclosures to employees or contractors under binding IP Agreements that prohibit use or disclosure except in the performance of services to any Acquired Company.

(n) Section 2.10(n) of the Disclosure Schedule identifies each item of software made available under “open source” or “free software” terms that is contained in, distributed or made available with, or used in the development of, any software developed, owned, distributed or made available by any Acquired Company and the applicable license for each such item of software. Except for the specific items of third-party open source software listed on Section 2.10(n) of the Disclosure Schedule, no software developed, owned, distributed or made available by any Acquired Company is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license) that (i) requires or could require, or conditions or could condition the use or distribution of such software on, the disclosure, licensing, or distribution of source code for any portion of such software, or (ii) otherwise imposes or could impose any limitation, restriction, or condition on the right or ability of any Acquired Company to use or distribute any such software.

(o) At all times since January 1, 2022, the Acquired Companies have complied, in all material respects, with all applicable: (i) Privacy Policies, (ii) Privacy Laws, (iii) industry and self-regulatory standards, frameworks, certifications, and codes of conduct related to privacy or information security to which the relevant Acquired Companies are contractually bound, and (iv) terms of any applicable Contract by which any of the Acquired Companies are bound related to the Processing of Personal Data by the Acquired Companies (all of the foregoing, collectively, the “Privacy Requirements”). Each Acquired Company has sufficient rights, permissions and authority, including without limitation under applicable Privacy Requirements to permit the Processing of Personal Data by or on behalf of the respective Acquired Company as currently conducted in all material respects and for the Parent or Merger Subs’ Processing of such Personal Data after the Closing Date in substantially the same manner as the Acquired Companies immediately prior to the Closing Date. Neither the execution, delivery, or performance of this Agreement by the Acquired Company, nor the consummation of the transactions contemplated by this Agreement, nor the disclosure or transfer of Personal Data to Parent or Merger Subs in connection with the transactions contemplated by this Agreement, will materially violate any applicable Privacy Requirements. There is not, and has not been since January 1, 2022, any Legal Proceeding and none of the Acquired Companies have received written notice of an allegation involving the Acquired Companies or any Person Processing Personal Data for or on behalf of the Acquired Companies with respect to such Processing of Personal Data, by any Governmental Entity or other Person relating to the Acquired Companies’ compliance with applicable Privacy Requirements. The Acquired Companies have, at all times since January 1, 2022, maintained and materially complied with an information security program that (i) includes commercially reasonable administrative, technical, organizational, and physical security policies and safeguards, and (ii) is designed to protect the confidentiality, availability, and integrity of all Systems and Sensitive Data. Since January 1, 2022, the Acquired Companies have not experienced any material Security Incidents, and to the Company’s Knowledge, the Acquired Companies have not been required to notify any Person of a Security Incident under applicable Privacy Requirements. The Systems are free from any material malicious code and the Acquired Companies have not identified any vulnerabilities classified as “critical” or “high” (or of similarly significant risk) affecting Systems since January 1, 2022 that have not been remediated in a commercially reasonable manner. Since April 8, 2025, the Acquired Companies (i) have not, to the Company’s Knowledge, collected, maintained or otherwise Processed “bulk U.S. sensitive personal data” or “government-related data”; (ii) have not constituted a “covered person”; and (iii) except as in compliance with Law, have not allowed “access” to any “bulk U.S. sensitive personal data” or “government-related data” to any “covered person” (in each case, as such terms are defined by the final rule promulgated by the U.S. Department of Justice titled “Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons,” 90 Fed. Reg. 1636 (Jan. 8, 2025) codified at 28 C.F.R. § 202, including any amendments thereto and guidance issued thereunder (together, the “U.S. Data Security Program”)). The Acquired Companies are not a “covered entity” or a “business associate,” as defined under HIPAA.

2.11 Material Contracts.

(a) Section 2.11(a) of the Disclosure Schedule lists each Contract in effect as of the date of this Agreement to which any Acquired Company is a party or by which an Acquired Company is bound or any of the assets of the Acquired Companies is affected in the following categories other than Excepted Contracts (except under clause (i) below) (such Contracts as are required to be set forth in Section 2.11(a) of the Disclosure Schedule being “Material Contracts”):

(i) any Contract (or group of related Contracts), other than any Contract with any current Acquired Company employee, that (A) involves payments by or to the Acquired Companies, individually or in the aggregate, in excess of $[*] in the most recent [*] full months immediately preceding the date of this Agreement or (B) requires future payments, individually or in the aggregate, by or to the Acquired Companies in excess of $[*] in any calendar year;

(ii) any lease of any real or personal property with annual rent or lease in excess of $[*];

(iii) any Contracts, commitments, agreements or proxies relating to the voting of, or that provide preemptive rights, rights of first refusal, rights of first offer, drag-along rights, tag-along rights, any other transfer restrictions, registration rights or any other similar rights with respect to, any shares of outstanding capital stock or other Acquired Company securities or other equity interests;

(iv) any Contract with ongoing or contingent obligations of any Acquired Company related to an acquisition or disposition by any Acquired Company of any operating business or operating assets (including Acquired Company Intellectual Property), other than any such Contracts for the purchase or sale of inventory entered into in the ordinary course of business;

(v) (A) any guaranty, surety or performance bond or letter of credit issued or posted, as applicable, by any Acquired Company; (B) any Contract evidencing Indebtedness of any Acquired Company or providing for the creation of or granting any Lien upon any of the property or assets of any Acquired Company (excluding Permitted Liens and Outbound Licenses); (C) any Contract (1) relating to any loan or advance by any Acquired Company to any Person which is outstanding (other than immaterial advances to employees and consultants in the ordinary course of business) or (2) obligating or committing any Acquired Company to make any such loans or advances; and (D) any currency, commodity or other hedging or swap Contract;

(vi) any confidentiality and nondisclosure agreements (whether an Acquired Company is the beneficiary or the obligated party thereunder), other than those (i) entered into in the ordinary course of business consistent with past practice, (ii) entered into with a party specifically in contemplation of a potential change in control of any Acquired Company or (iii) that are entered into with Employees in the ordinary course of business;

(vii) any Inbound License;

(viii) any Outbound License;

(ix) any (A) Acquired Company Grant and (B) Contract that provides for the provision of funding to any Acquired Company for research and development activities involving the creation of any material Intellectual Property, including any Contract with any Governmental Entity, university or research center and any Contracts relating to the use of facilities or personnel of any academic institution or Governmental Entity;

(x) (A) any management service, legal partnership, joint development or joint venture Contract; (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that provides for any purchase price adjustment, regulatory or commercial milestone payment or royalty, earn out or similar provision requiring contingent payments by or to any Acquired Company;

(xi) any Contract that limits, or purports to limit the ability of the any Acquired Company to compete or operate in any line of business or with any Person or in any geographic area, or that restricts the right of the any Acquired Company to research, develop, manufacture, commercialize, use or exploit any product or any Intellectual Property or sell to, purchase from or otherwise engage in business with any Person or to solicit or hire any Person;

(xii) any Contract that grants the other party or any third Person exclusive rights, including research, development, manufacturing, marketing, distribution or other exploitation rights including to develop or commercialize any Product Candidate, product or service;

(xiii) any Contract that grants, or an Acquired Company is granted, any option, right of first refusal, right of first negotiation, right of first offer or similar right, including any Contract that limits the ability of the Acquired Companies to own, operate, sell, transfer, pledge or otherwise dispose of any of the material assets of any Acquired Company or any material Acquired Company Intellectual Property or development rights or marketing or distribution rights with respect to any Product Candidate;

(xiv) any Contract that requires any Acquired Company to purchase a minimum quantity of goods or supplies relating to any Product Candidate (or other purchase orders), in an aggregate amount in excess of $[*], annually, in favor of any Person;

(xv) any Contract pursuant to which any Acquired Company is bound to or has committed to provide any product or service to any third party on a “most favored nation” or similar status or similar terms;

(xvi) any collective bargaining agreement or other Contract with any labor union or similar employee representative body;

(xvii) each Contract with any Person requiring any Acquired Company (or following Closing, Parent or any of its Affiliates including the Surviving Entity) to use commercially reasonable (or similar) efforts related to research, development, regulatory approval, commercialization, sales, or marketing of any Product Candidate or any other product in consideration of, or in order for the Acquired Companies to maintain, a license under the Intellectual Property of such Person;

(xviii) any Contract or other arrangement to settle any Legal Proceeding or to settle any threatened or reasonably anticipated Legal Proceeding;

(xix) any agreement of indemnification with officers or directors of the Acquired Companies;

(xx) any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by the Acquired Companies, in connection with this Agreement and the transactions contemplated hereby;

(xxi) any employment agreement, offer letter, independent contractor agreement, consulting agreement, or other Contract with any current Employee that cannot be terminated at-will and without advance notice or the payment of severance, termination payment, or similar amount;

(xxii) any Contract that provides change of control, severance, termination pay, retention, transaction bonus or similar compensation or benefits (including any accelerated rights to payment, funding or vesting) in connection with the transactions contemplated by this Agreement to any Employee or other Person;

(xxiii) any Contracts set forth on Section 2.12 of the Disclosure Schedule;

(xxiv) any Contract relating to the acquisition, transfer, development, distribution, granting rights to or sharing of any technology or Intellectual Property (including any joint research or development agreement, collaboration agreement or similar agreement);

(xxv) any Contract with any contract research organization or CDMO;

(xxvi) any Contract under which any Acquired Company is obligated to use or expend a particular level of efforts or resources in connection with the research, development, manufacture, commercialization or other exploitation of any product or the practice of any Intellectual Property; and

(xxvii) any Contract with a Key Supplier.

(b) The Acquired Companies have performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in material default in respect of, any Material Contract. Each of the Material Contracts is valid, binding and enforceable against the applicable Acquired Company and is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Law affecting the rights of creditors generally and rules of Law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default under any Material Contract by any Acquired Company or, to the Knowledge of the Company, any other party thereto, and no event, occurrence, condition or act, with respect to the Acquired Companies, or to the Knowledge of the Company, with respect to any other party to a Material Contract, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of any Acquired Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. None of the Acquired Companies have received any written notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. The Company has made available to Parent (1) correct and complete copies of each written Material Contract and (2) summaries of each oral Material Contract, together with any and all material amendments and supplements thereto and “side letters” and similar documentation relating thereto.

2.12 Interested Party Transactions. Except as set forth on Section 2.12 of the Disclosure Schedule, there are no agreements, arrangements, Contracts, obligations or other commitments of the Acquired Companies to any officer or director of the Acquired Companies or any immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had a material interest (each, an “Interested Party”), or any Company Stockholder, other than (a) for payment of salaries and bonuses for services rendered, (b) reimbursement of customary and reasonable expenses incurred on behalf of the Acquired Companies, (c) benefits due under Company Employee Plans, (d) agreements relating to outstanding Company Options made available to Parent prior to the date of this Agreement, (e) as provided in the Charter Documents or other Organizational Documents of the Acquired Companies, and (f) customary indemnification agreements between the Acquired Companies and their current or former directors and/or officers made available to Parent prior to the date of this Agreement.

2.13 Company Authorizations. Section 2.13 of the Disclosure Schedule sets forth, as of the Agreement Date, each consent, license, permit, grant or other authorization from a Governmental Entity (a) pursuant to which Acquired Company currently operates, provides any services or holds any interest in any of their properties, or (b) which is required for the operation of the business of the Acquired Companies as currently conducted or the holding of any such interest, in each case, except for any consent, license, permit, grant or other authorization the lack of which would not reasonably be expected to be material to any Acquired Company (collectively, including any such items that are required to be disclosed in Section 2.13 of the Disclosure Schedule, “Company Authorizations”). All of the Company Authorizations have been issued or granted to any Acquired Company are in full force and effect and constitute all Company Authorizations required to permit the Acquired Companies to operate or conduct its business or hold any interest in its properties or assets, except any such consent, license, permit grant or authorization the failure of which to be in effect would not be material to the Company. The Acquired Companies are in compliance in all material respects with all such Company Authorizations, and as of the Closing Date shall have applied for and not been denied any required renewals of such Company Authorizations.

2.14 Litigation.

(a) As of the Agreement Date, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened, against any Acquired Company, the properties or assets of any Acquired Company (tangible or intangible) or, to the Knowledge of the Company, any of the officers or directors of any Acquired Company (in their capacities as such), nor, to the Knowledge of the Company, are there any presently existing facts or events that would constitute a reasonable basis therefor. No Governmental Entity has at any time challenged or, to the Knowledge of the Company, investigated the legal right of any Acquired Company to conduct their respective operations as presently or previously conducted or as currently contemplated to be conducted. There is no Legal Proceeding of any nature pending or, to the Knowledge of the Company, threatened, against any Person who has a contractual right or a right pursuant to laws of the State of Delaware or the State of California to indemnification from any Acquired Company related to facts and events existing prior to the Effective Time nor, to the Knowledge of the Company, are there any facts or events that would constitute a reasonable basis for such a Legal Proceeding.

(b) No Acquired Company has any Legal Proceeding of any nature pending against any other Person.

2.15 Books and Records.

(a) The Company has made available to Parent true, correct and complete copies of the Charter Documents for each Acquired Company, each as currently in effect. The minute books of each Acquired Company provided to Parent contain a true, correct and complete summary in all material respects of all meetings of the board and stockholders of such Acquired Company or actions by written consent that are required by applicable Law, the Charter Documents or any applicable Contract to be passed upon by the board and stockholders of such Acquired Company (or any committee thereof) since the time of incorporation of the Company through the Agreement Date.

(b) Each Acquired Company has made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, Tax records and related work papers and other books and records of such Acquired Company (collectively, the “Books and Records”) that are correct, complete and fairly reflect, in all material respects, the business activities of the Acquired Companies. No Acquired Company has engaged in any material transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records. At the Closing, the minute books and other Books and Records of the Acquired Companies shall be in the possession of such Acquired Company or its Representatives.

2.16 Environmental, Health and Safety Matters.

(a) The Acquired Companies are in compliance in all material respects with all Environmental, Health and Safety Requirements except for noncompliance that would not reasonably be expected to result in a material liability to the Acquired Companies. There are no pending or, to the Knowledge of the Company, threatened allegations by any Person that the properties or assets of the Acquired Companies are not, or that its business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. The Acquired Companies have not retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements.

(b) Section 2.16(b) of the Disclosure Schedule sets forth a true and complete list of all Company Authorizations issued under Environmental, Health and Safety Requirements, if any, that are currently held by the Acquired Companies.

(c) The Acquired Companies have not used, treated, processed, stored, disposed of, arranged for or permitted the disposal of, transported, handled, generated, recycled, removed, remediated, manufactured, managed, reported, licensed, distributed, exposed any Person to, or released any Hazardous Substances, and no third party has released any Hazardous Substances, at, in, on, under or from any Leased Real Property or any other property or facility, operated or used by any Acquired Company, in connection with the business in each case, except as has not and would not reasonably be expected to result in a material liability of the Company under Environmental, Health and Safety Requirements.

2.17 Brokers’ and Finders’ Fees.

(a) Except as set forth in Section 2.17 of the Disclosure Schedule, none of the Acquired Companies have incurred, or shall incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby, nor shall Parent or any Acquired Company incur, directly or indirectly, any such liability based on arrangements made by or on behalf of an Acquired Company.

2.18 Employee Benefit Plans and Compensation.

(a) Schedule. Section 2.18(a) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan, including each Employee Agreement and any PEO Plan. None of the Acquired Companies or any ERISA Affiliate has made any commitment to establish or enter into any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except for ordinary course Company Employee Plan renewals in connection with the new plan year and to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable Law). No Company Employee Plan is subject to the laws of a jurisdiction outside the United States. All representations pursuant to this Section 2.18 in respect of any PEO Plan shall only be made to the Knowledge of the Company and with respect to the portion of the PEO Plan as it relates to current and former service providers of the Acquired Companies.

(b) Documents. The Company has made available to Parent (i) correct and complete copies of all documents embodying each Company Employee Plan including all amendments thereto and all related trust documents, (ii) the most recent annual report (Form 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code or by any other applicable Law in connection with each Company Employee Plan, (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of such

Company Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA or by any other applicable Law with respect to each Company Employee Plan, (v) all material written agreements and contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts, (vi) communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any Liability to an Acquired Company, (vii) all material correspondence to or from any Governmental Entity relating to any Company Employee Plan other than routine correspondence in the normal course of operations of such Company Employee Plan, (viii) all compliance tests for each Company Employee Plan for the most recent plan year for which it was required, and (ix) the most recent IRS (or any other applicable tax authority) determination or opinion letter issued with respect to each Company Employee Plan for which determination letters are currently available.

(c) Employee Plan Compliance. The Acquired Companies have performed all obligations required to be performed by them under, are not in default or violation of, and, as of the Agreement Date, have no Knowledge of any default or violation by any other party to, any Company Employee Plan, and each Company Employee Plan has been established and maintained in accordance with its terms and in material compliance with all applicable Laws, including ERISA or the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and to the Knowledge of the Company there has been no event or condition that has adversely affected or is reasonably expected to adversely affect such qualified status. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. To the Knowledge of the Company, there are no Legal Proceedings pending, threatened in writing or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. There are no audits, inquiries or Legal Proceedings pending or threatened in writing by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. None of the Acquired Companies are subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980H of the Code. The Acquired Companies have made or accrued for all contributions and other payments required by and due under the terms of each Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Parent, the Acquired Companies or any ERISA Affiliate (other than ordinary administration expenses).

(d) No Pension Plan. None of the Acquired Companies or any ERISA Affiliate have ever maintained, established, sponsored, participated in, contributed to, or been obligated to contribute to, any Pension Plan subject to Title IV of ERISA or Section 412 of the Code.

(e) No Self-Insured Plan. None of the Acquired Companies or any ERISA Affiliate have ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides benefits to Employees (including any such plan pursuant to which a stop loss policy or contract applies).

(f) Collectively Bargained, Multiemployer and Multiple Employer Plan. At no time has any Acquired Company or any ERISA Affiliate contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). None of the Acquired Companies or any ERISA Affiliate have at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan (other than any PEO Plan) or to any plan described in Section 413 of the Code or to any “multiple employer welfare arrangement.”

(g) No Post Employment Obligations. No Company Employee provides, or reflects or represents any Liability to provide, post-termination or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other similar Law, and none of the Acquired Companies has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other Person would be provided with life insurance, health or other employee welfare benefits post-termination, except to the extent required by statute.

(h) Effect of Transaction. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or any termination of employment or service shall (i) result in any material payment or benefit (including severance, bonus or otherwise) becoming due to any Employee of an Acquired Company, (ii) result in any forgiveness of Indebtedness, (iii) materially increase any compensation or benefits otherwise payable by any Acquired Company or (iv) result in the acceleration of the time of payment, funding or vesting of any such benefits except as required under Section 411(d)(3) of the Code.

(i) Employment Matters. The Acquired Companies are in material compliance with all applicable Laws respecting labor, employment, and employment practices, including, but not limited to, those pertaining to terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment opportunities, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages and hours (including overtime wages), compensation and hours of work. Except as would not reasonably be expected to result in a Material Adverse Effect with respect to Parent and its subsidiaries, taken as a whole, the Acquired Companies (i) have withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) are not liable for any arrears of wages, severance pay or any penalty for failure to comply with any of the foregoing, and (iii) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). The Acquired Companies have no material Liability, or to the Knowledge of the Company, threats or claims of liability, with respect to any misclassification in the past [*] years of: (1) any individual as an independent contractor rather than as an employee, (2) any employee leased from another employer, or (3) any employee currently or formerly classified as exempt from overtime wages.

(j) Labor. None of the Acquired Companies are presently, nor have been in the past [*] years a party to, or bound by, any collective bargaining agreement or other Contract with any labor union or similar employee representative body, and no collective bargaining agreement is being negotiated by an Acquired Company. In the past [*] years, to the Knowledge of the Company, no Acquired Company has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. No strike, work slowdown, concerted refusal to work overtime, work stoppage, or other labor disruption against an Acquired Company is pending or, to the Knowledge of the Company, threatened or reasonably anticipated. The Company does not have Knowledge of any pending activities or Legal Proceeding of any labor union to organize any Employees.

(k) Legal Proceedings. As of the Agreement Date, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened or reasonably anticipated against an Acquired Company relating to labor and employment, including related to any Employee or Employee Agreement nor, to the Knowledge of the Company, are there any pending controversies or disputes which could reasonably be expected to result in any Legal Proceeding or otherwise result in material Liability. As of the Agreement Date, the Acquired Companies are not a party to a conciliation agreement or consent decree with any Governmental Entity with respect to labor and employment. As of the Agreement Date, there are no pending claims against the Acquired Companies under any workers’ compensation plan or policy or for long-term disability.

(l) WARN Act. None of the Acquired Companies have in the past [*] years (i) taken any action that constituted a “plant closing” or “mass layoff” within the meaning of the WARN Act, (ii) issued any of a plant closing or mass layoff required by the WARN Act, or (iii) taken any other action that required advance notice under the WARN Act.

(m) No Interference or Conflict. To the Knowledge of the Company, no current Employee is obligated under any Contract, or subject to any Order, that would materially conflict with such Employee’s employment or engagement with an Acquired Company, materially interfere with such Employee’s efforts to promote the interests of an Acquired Company or materially interfere with the business of an Acquired Company. To the Knowledge of the Company, no current Employee is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer or other entity relating to the right of any such Person to be employed by or perform services to the Acquired Companies.

(n) Certain Employee Matters. Section 2.18(n) of the Disclosure Schedule contains a complete and accurate list of the current employees of the Acquired Companies (including any employed through a professional employer organization or employer of record) and shows with respect to each such employee, to the extent permitted under applicable Law, (i) the employee’s (i) name or employee identification number, position held, base salary or hourly wage rate, as applicable, and designation as either exempt or non-exempt from applicable wage and hour Laws, (ii) date of hire, (iii) accrued and unused vacation or paid time off balance, (iv) leave status (if applicable), (v) visa status (if applicable), and (vi) employing entity and location of employment. All employees are employed on an “at-will” basis and their employment can be terminated at any time for any reason without notice or payment of severance or other compensation or consideration being owed to such individual other than amounts owed as of the date of termination or as required under applicable Law. No current Employee has given written notice to any Acquired Company of an intent to terminate his or her employment or service with any Acquired Company and, to the Knowledge of the Company, no current Employee intends to terminate his or her employment or service with any Acquired Company in the [*] post-Closing.

(o) Independent Contractor List. Section 2.18(o) of the Disclosure Schedule lists, as of the Agreement Date, (i) all current natural persons who are engaged by an Acquired Company as independent contractors directly or through an entity that, to the Knowledge of the Company, is wholly owned and operated by such natural person (including any such persons providing consulting and advisory services to an Acquired Company), (ii) the start date of such engagement, (iii) the location at which each such independent contractor is providing services for an Acquired Company, (iv) a brief description of the type of services rendered by each such independent contractor to the Acquired Companies, and (v) the amounts paid by an Acquired Company to such independent contractor for 2025. The Acquired Companies’ relationships with all such individual independent contractors can be terminated at any time for any reason with [*] days’ notice or less without any amounts being owed to such individual other than with respect to compensation or payments accrued before the effective date of termination.

(p) Misconduct. In the past [*] years, (i) to the Knowledge of the Company, no allegations of unlawful discrimination, harassment, sexual harassment, sexual misconduct, retaliation, or similar misconduct while providing services to an Acquired Company have been made against any Employee, and (ii) none of the Acquired Companies have entered into any settlement agreement related to allegations of unlawful discrimination, harassment, sexual harassment, sexual misconduct, retaliation, or similar misconduct by or regarding any Employee of an Acquired Company in their capacity as such.

2.19 Insurance. Section 2.19 of the Disclosure Schedule lists, as of the Agreement Date, all current insurance policies covering the assets, business, equipment, properties, operations, employees, officers and directors (in such capacities as employees, officers and directors) of each Acquired Company, including the type of coverage, the carrier, the policy limits of coverage, and the policy period of such policies. There are and have been no claims in the [*] years for which an insurance carrier has denied or threatened in writing to deny coverage. All premiums due and payable under all such policies and bonds have been paid (or, if installment payments are due, shall be paid if incurred prior to the Closing Date), and the Acquired Companies are otherwise in material compliance with the terms of such policies and bonds.

2.20 Compliance with Laws.

(a) The Acquired Companies are, and since January 1, 2022, have been in compliance in all material respects with all Laws applicable to the Acquired Companies or by which any property or asset of the Acquired Companies is bound. None of the Acquired Companies or, to the Company’s Knowledge, any of their directors, officers, employees, distributors, resellers, consultants, clinical investigators, agents or other third parties acting on behalf of any Acquired Company have received, since January 1, 2022, any written notice, order, complaint or other communication from any Governmental Entity or any other Person that the Acquired Companies are not in compliance in any material respect with any Law applicable to it or by which any property or asset of the Acquired Companies is bound.

(b) None of the Acquired Companies, since January 1, 2022, have received any Form FDA-483, inspectional observations, written notice of adverse findings, warning letters, written notice of violations, untitled letters, written notice of FDA action for import detentions or refusals, or any other comparable written notice from the FDA or any comparable Governmental Entity, or any institutional review board or ethics committee alleging material noncompliance with any Healthcare Laws or otherwise indicating an investigation into a potential material violation of any applicable Healthcare Laws.

(c) All manufacturing and development activities and all preclinical and clinical studies sponsored or conducted by or on behalf or at the direction of an Acquired Company since January 1, 2022 have been, and are, being conducted in material compliance with all applicable Laws governing such activities or studies, including any applicable Laws relating to Good Clinical Practices, Good Laboratory Practices, Good Manufacturing Practices, Good Documentation Practices. None of the Acquired Companies have received any written notices or other correspondence from the FDA or any other Governmental Entity performing functions similar to those performed by the FDA with respect to any ongoing preclinical or clinical studies requiring or threatening a clinical hold or the termination, suspension or material and adverse modification of such ongoing studies.

(d) Since January 1, 2022, none of the Acquired Companies, nor to the Company’s Knowledge, any of their respective directors, officers, employees, agents, clinical investigators, or other third parties, when acting on behalf of an Acquired Company have (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any Governmental Entity, (ii) failed to disclose a material fact required to be disclosed to the FDA or any Governmental Entity, or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) would reasonably establish a basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. None of the Acquired Companies, nor to the Company’s Knowledge, any of their respective directors, officers, employees, clinical investigators, agents or other third parties acting on behalf of an Acquired Company are or have been the subject of any pending or threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy.

(e) None of the Acquired Companies, nor, any of their respective directors, officers, employees, clinical investigators, or, to the Company’s Knowledge agents or other third parties acting on behalf of an Acquired Company are currently or in the past [*] years have been (i) debarred under 21 U.S.C. § 335a or any similar applicable Law; (ii) excluded under 42 U.S.C. §§ 1320a-7 or 1320a-7a or any similar applicable Law, including persons identified on the Health and Human Services Office of Inspector General List of Excluded Individuals/entities; (iii) suspended or otherwise declared ineligible for U.S. and non-U.S. federal, state, provincial or other healthcare program participation, including persons identified on the General Services Administration’s System for Award Management; (iv) convicted of any crime or to the Company’s Knowledge engaged in any conduct that would reasonably be expected to result in debarment, exclusion, or suspension under (i), (ii), or (iii); (v) declared ineligible for the awards of contracts by any U.S. or non-U.S. federal, state, provincial or other agency; (vi) disqualified as a clinical investigator by the FDA or other Governmental Entity; or (vii) convicted of any offense related to any U.S. and non-U.S. federal, state, provincial or other healthcare program.

(f) None of the Acquired Companies, or to the Company’s Knowledge, any of their respective directors, officers and employes, clinical investigators, agents or other third parties acting on behalf of an Acquired Company have altered, falsified, or otherwise manipulated any data generated or used in any clinical trials or other studies related to the development, use, handling, safety, efficacy, reliability or manufacturing of any Product Candidate in any material respect.

(g) The Acquired Companies are, and since January 1, 2022, have been in compliance in all material respects with all healthcare Laws to the extent applicable, including (i) any and all federal, state and local fraud and abuse Laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the federal civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the Exclusion Laws and the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7 and 1320a-7a), the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), and the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78dd-1 et seq.), and the regulations promulgated pursuant to such statutes; (ii) the Public Health Service Act (42 U.S.C.§§ 201 et seq.) and the regulations promulgated thereunder; (iii) the healthcare fraud provisions under HIPAA; (iv) the FDC Act and (v) any equivalent applicable non-U.S. statutory and regulatory provisions to (i)-(v), each as amended (collectively, “Healthcare Laws”). None of the Acquired Companies, or to the Company’s Knowledge, any of their respective directors, officers, employees, agents or other third parties acting on behalf of an Acquired Company are subject to any Order or Legal Proceeding against or affecting an Acquired Company relating to or arising under any applicable Healthcare Law (including, for the avoidance of doubt, any corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order or other similar agreements) and, to the Knowledge of the Company, no such Order or Legal Proceeding is currently contemplated, proposed or pending.

2.21 Export Control and Sanctions Laws. The Acquired Companies have conducted their export transactions in accordance in all respects with applicable provisions of United States export and re-export controls and sanctions laws and regulations, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations, other controls administered by the United States Department of Commerce or the United States Department of State, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and all other applicable import/export controls and sanctions laws and regulations in other countries in which an Acquired Company conducts business (collectively, “Trade Laws”). None of the Acquired Companies have engaged in any unlawful transactions or dealings with, or exported any products, technology, or services unlawfully to, (a) any country or territory that is subject to a U.S. Government embargo (currently, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine) (collectively, the “Embargoed Countries”); (b) any instrumentality, agent, entity, or individual that is located in, or acting on behalf of, or directly or indirectly owned or controlled by any Governmental Entity of, any Embargoed Country; (c) any individual or entity identified on any list of designated and prohibited parties maintained by the U.S. Government, the United Kingdom, or the European Union, including the List of Specially Designated Nationals and Blocked Persons, the Foreign Sanctions Evaders List, Military End-User List, or the Sectoral Sanctions Identifications List, which are maintained by OFAC, or the Entity List, Denied Persons List, or Unverified List, which are maintained by the Bureau of Industry and Security of the U.S. Commerce Department (collectively, the “Prohibited Party Lists”); or (d) any entity that is 50% or more owned (directly or indirectly, individually or in the aggregate) or otherwise controlled by persons designated on Prohibited Party Lists. None of the Acquired Companies or their actual or beneficial owners appear on a Prohibited Party List. Without limiting the foregoing: (a) the Acquired Companies have obtained or are qualified to rely upon all export and import licenses, license exceptions and other consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (i) the export, import and re-export of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (b) the Acquired Companies are in compliance with the terms of all applicable Export Approvals, and (c) there are no pending or, to the Knowledge of the Company, threatened claims against an Acquired Company with respect to such Export Approvals and, (d) there are no actions, conditions or circumstances pertaining to the Acquired Companies’ export transactions that would reasonably be expected to give rise to any future claims. None of the Acquired Companies, any of their officers, directors or employees, are or have been the subject of any written allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to violations of Trade Laws.

2.22 Foreign Corrupt Practices Act; Anti-Money Laundering Compliance.

(a) None of the Acquired Companies or any director or officer or any controlled Affiliate, employee, or agent of the Acquired Companies (in each case, in their capacities as such or relating to their employment, services or relationship with the Acquired Companies), have (a) directly or indirectly made, offered, promised, authorized, solicited, or accepted any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to or from any Person, including a “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)), foreign political party or official thereof, or candidate for foreign political office, regardless of what form, whether in money, property, or services (i) to obtain favorable treatment for business or Contracts secured, (ii) to pay for favorable treatment for business or Contracts secured, (iii) to obtain special concessions or for special concessions already obtained, (iv) to improperly influence or induce any act or decision, (v) to secure any improper advantage, or (vi) in violation of applicable Anti-Corruption Laws (as defined below) or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Acquired Companies. The Acquired Companies have established and maintain internal controls (including accounting systems, purchasing systems and billing systems) to promote compliance with the FCPA and other applicable anti-corruption laws (collectively, the “Anti-Corruption Laws”) and to ensure that all books and records of the Acquired Companies accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. None of the Acquired Companies or any of the Acquired Companies’ directors, officers, or employees are or have been the subject of any written allegation, voluntary disclosure, investigation, prosecution, or other enforcement action related to the Anti-Corruption Laws.

(b) There are no current or pending or, to the Knowledge of the Company, threatened, Legal Proceedings alleging any violations of any Anti-Money Laundering Laws by the Acquired Companies.

2.23 Key Suppliers. Section 2.23 of the Disclosure Schedule identifies the ten (10) largest suppliers of the Acquired Companies by aggregate payments by the Acquired Companies during the [*]-year period prior to the date of this Agreement (the “Key Suppliers”). During the [*]-year period prior to the date of this Agreement, the Acquired Companies have not received written notice from any Key Supplier indicating that any such Key Supplier (i) intends to terminate, cancel or materially modify its business relationship with the Acquired Companies or (ii) shall fail to perform, or is reasonably likely to fail to perform, its obligations under any Contract with any Acquired Company in any manner that is, or is reasonably likely to be, materially adverse to the Acquired Companies. There are no material disputes pending or threatened in writing under or relating to any Contract between any Acquired Company and any Key Supplier.

2.24 Outbound Investment Security Program. None of the Acquired Companies is a “covered foreign person,” as that term is defined in 31 C.F.R. 850.209.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except as disclosed in the Parent SEC Documents filed and publicly available prior to the Agreement Date (excluding any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature or that are non-specific) or set forth in the disclosure schedule of Parent dated as of the Agreement Date and delivered to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) (each of which disclosures, in order to be effective, shall clearly indicate the section of this Article III to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosures)), each of Parent, Merger Sub I and Merger Sub II hereby represents and warrants to the Company as follows:

3.1 Organization. Each of Parent, Merger Sub I and Merger Sub II is duly incorporated or formed, validly existing and in good standing under the laws of the State of Delaware. Parent directly owns all of the outstanding shares or other equity interests in Merger Sub I and Merger Sub II. Each of Parent, Merger Sub I and Merger Sub II has the requisite corporate or other legal power and authority, as applicable, to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Parent is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any other such failures, would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Parent and its subsidiaries, taken as a whole. Each of Parent, Merger Sub I and Merger Sub II is not in any violation of any of the provisions of its Organizational Documents.

3.2 Authority and Enforceability. Each of Parent, Merger Sub I and Merger Sub II has all requisite corporate or other legal power and authority, as applicable, to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent, Merger Sub I and Merger Sub II of this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action, as applicable, on the part of Parent, Merger Sub I and Merger Sub II. This Agreement and any Related Agreements to which any of Parent, Merger Sub I and Merger Sub II is a party have been, or as of the Effective Time, shall be, duly executed and delivered by Parent, Merger Sub I and Merger Sub II and, assuming the due authorization, execution and delivery by the other parties hereto and thereto constitute, or shall constitute when executed and delivered, the valid and binding obligations of Parent, Merger Sub I and Merger Sub II, enforceable against each of Parent, Merger Sub I and Merger Sub II in accordance with their terms, subject to (a) Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (b) general principles of equity.

3.3 Capitalization. As of the date of December 4, 2025, (a) the authorized capital stock of Parent consists of 210,000,000 shares, par value $0.0001 per share, of which (i) 200,000,000 shares are designated as Parent Common Stock, of which 51,683,837 shares are issued and outstanding and (ii) 10,000,000 shares are designated as Parent Preferred Stock, of which no shares are issued and outstanding; (b) 1,443,358 shares of Parent Common Stock were available for issuance under Parent’s 2020 Inducement Plan; (c) 2,268,616 shares of Parent Common Stock were available for issuance under Parent’s 2019 Equity Incentive Plan; (d) options to acquire 5,847,104 shares of Parent Common Stock were vested and exercisable; (e) (i) 1,431,761 awards of restricted stock units and (ii) 353,743 awards of performance stock units, in each case, covering shares of Parent Common Stock, were unvested and outstanding; and (f) 13,451,694 shares of Parent Common Stock were reserved for issuance of Parent’s 4.00% Convertible Senior Notes due 2029.

3.4 Cash Resources. As of the Agreement Date and as of the Closing, Parent shall have all funds necessary to consummate the Mergers and pay the Total Merger Consideration and all other cash amounts required to be paid at or in connection with the Closing in connection with the transactions contemplated hereby, and, when so required to pay or otherwise perform, as applicable, Parent will be able to pay or otherwise perform the obligations of Parent and any of its subsidiaries under this Agreement.

3.5 Parent Common Stock. Parent has, and will have as of immediately prior to the Closing, sufficient authorized, unissued and unreserved shares of Parent Common Stock pursuant to its Organizational Documents to issue the shares of Parent Common Stock to the Company Security Holders in connection with the Parent Stock Issuance. Immediately prior to the Closing, a sufficient number of shares of Parent Common Stock to be issued to Company Security Holders in connection with the Parent Stock Issuance will be duly and validly reserved for issuance. Upon consummation of the First Merger, the shares of Parent Common Stock to be issued to Company Security Holders in the Parent Stock Issuance will be duly authorized, validly issued, fully paid and non assessable, and will be free of any Liens other than (a) Liens under applicable securities Laws, (b) Liens created by the Company Security Holders and (c) Liens pursuant to the this Agreement and the transactions contemplated hereby. The Parent Stock Issuance will comply in all material respects with all Laws, including all federal, state and foreign securities Laws. The Parent Stock Issuance will not, at the time of issuance in accordance with the terms of this Agreement, violate any preemptive rights, rights of first offer, rights of first refusal or similar rights of any Person.

3.6 No Conflict.

(a) The execution and delivery by each of Parent and Merger Subs of this Agreement and any Related Agreement to which it is a party, and the consummation by each of Parent and Merger Subs of the transactions contemplated hereby and thereby, shall not (a) result in the creation of any Lien (other than a Permitted Lien) on any of the material assets of Parent or its subsidiaries or any of the equity interests of Parent or its subsidiaries or (b) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) (x) the Organizational Documents of Parent or the Merger Subs or (y) assuming compliance with Antitrust Laws, any Law or Order applicable to Parent or the Merger Subs, other than, in the case of this clause (a) or clause (b)(y), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to Parent and its subsidiaries, taken as a whole.

(b) No vote or other action of the stockholders of Parent is required by Law, the NASDAQ rules or the Organizational Documents of Parent or the Merger Subs in order for Parent and Merger Subs to enter into this Agreement or any of the Related Agreements to which they are a party or consummate the transactions contemplated by this Agreement.

3.7 Litigation. As of the Agreement Date, there is no Legal Proceeding pending (or, to the knowledge of Parent or the Merger Subs, being threatened) against Parent or either of the Merger Subs, that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Mergers or any of the other transactions contemplated by this Agreement or that would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Parent and its subsidiaries, taken as a whole.

3.8 Compliance with Laws. Parent and its subsidiaries are, and since January 1, 2022 have been, in compliance with all applicable Laws in connection with the operation of their business, except for instances of noncompliance that have not had and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Parent and its subsidiaries, taken as a whole.

3.9 No Prior Activities of Merger Subs. Merger Sub I and Merger Sub II are direct, wholly owned subsidiaries of Parent and were formed solely for the purpose of engaging in the Mergers. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, neither of the Merger Subs has incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

3.10 Governmental Approvals. No consent, waiver, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Merger Subs in connection with the execution and delivery of this Agreement and any Related Agreements to which Parent or Merger Subs are a party or the consummation of the Mergers and the other transactions contemplated hereby and thereby, except for (a) any filings, consents, notices, approvals, Orders or authorizations required under Antitrust Laws, including the HSR Act, (b) such consents, waivers, approvals, Orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws and state “blue sky” laws, and (c) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware.

3.11 Brokers’ and Finders’ Fees. Except as set forth in Section 3.11 of the Parent Disclosure Schedule, Parent has not incurred, and shall not incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.12 Parent SEC Documents.

(a) Since January 1, 2025, Parent has timely filed or furnished in all material respects all Parent SEC Documents required to be filed or furnished (as applicable) by it with the SEC pursuant to applicable Law. As of the respective times filed with the SEC (or, if amended or superseded by a filing, then on the date of such latest filing), since January 1, 2025, the Parent SEC Documents complied with all applicable Laws in all material respects and did not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the Agreement Date, Parent has not received from the SEC any written comments or questions with respect to any of the Parent SEC Documents (including the financial statements included therein) that have not been resolved.

(b) The financial statements of Parent, including the notes thereto, included in the Parent SEC Documents (the “Parent Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates, were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto, except in the case of pro forma statements, or, in the case of unaudited financial statements, except as permitted under Form 10-Q under the Exchange Act) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated (subject to, in the case of unaudited statements, normal and recurring year-end audit adjustments).

3.13 Tax Matters.

(a) Neither Parent nor either Merger Sub has knowingly taken any action, or know of any fact or circumstance, that would reasonably be expected to prevent the Mergers, taken together, from qualifying as a reorganization under Section 368(a) of the Code. Merger Sub I is, at all times since its formation has been, and at all times prior to the Effective Time will be, a direct, wholly owned subsidiary of Parent. Merger Sub II is, at all times since its formation has been, and at all times through and including the Second Effective Time will be, a direct, wholly owned subsidiary of Parent and an entity disregarded as separate from Parent for U.S. federal income Tax purposes under Treasury Regulations Section 301.7701-3.

(b) (i) Parent and its subsidiaries have filed or caused to be filed all income and other material Tax Returns that are required to be filed by them under applicable Laws and regulations (taking into account applicable extensions), and all such Tax Returns are true, complete and accurate in all material respects; and (ii) all amounts of income and other material Taxes required to be paid by Parent and its subsidiaries (whether or not shown on any Tax Return) have been paid.

ARTICLE IV

STOCKHOLDER AND TAX MATTERS

4.1 Stockholder Notice; Security Holder Notice.

(a) Within [*] Business Days following the date of this Agreement (provided that neither Parent nor its Representatives are the cause of any delays), the Company shall prepare, with the cooperation of Parent, and deliver (including via electronic means) to each Company Stockholder (other than the Company Stockholders who previously executed the Company Stockholder Approval), a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL and, if applicable, Section 603(b) of California Law of the taking of a corporate action without a meeting by less than a unanimous written consent and (ii) the notice contemplated by Section 262(d)(2) of the DGCL and, if applicable, Chapter 13 of California Law, together with a copy of Section 262 of DGCL and, if applicable, Chapter 13 of California Law. The Stockholder Notice shall include (A) a statement to the effect that the Board had unanimously determined that this Agreement and the transactions contemplated by this Agreement, including the Mergers, are advisable and fair to, and in the best interests of, the Company and the Company Stockholders and recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Mergers and (B) such other information as Parent and the Company may agree is required or advisable under DGCL or, if applicable, California Law to be included therein. Following the delivery of the Stockholder Notice, no amendment or supplement to the Stockholder Notice shall be made by the Company without the prior written approval of Parent (email being sufficient) (such approval not to be unreasonably withheld, conditioned or delayed). Each of Parent and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Parent or the Company or their respective counsel, may be required or advisable to be included under the DGCL or, if applicable, California Law in the Stockholder Notice or in any amendment or supplement thereto, and Parent and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.

(b) Prior to the Effective Time, the Company shall notify the Company Security Holders (other than the Company Stockholders so notified pursuant to Section 4.1(a) of the transactions contemplated by this Agreement, to the extent required by the terms and conditions of this Agreement, the Charter Documents, any Laws, or any agreement or instruments governing the Company Securities (other than the Company Capital Stock)), in each case, to the extent such notification right has not been waived with respect to the applicable Company Security Holders.

4.2 Tax Matters.

(a) Preparation of Tax Returns.

(i) The Acquired Companies shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns that are required to be filed by the Acquired Companies (taking into account any extension properly obtained) on or before the Closing Date. The Acquired Companies shall pay or cause to be paid all Taxes reported on such Tax Returns that are required to be paid. All such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Acquired Companies with respect to such items, except as otherwise required by applicable Law. At least [*] days prior to filing any such Tax Return that is an income or other material Tax Return, the Acquired Companies shall submit a copy of each such Tax Return to Parent for Parent’s review and comment and shall consider in good faith such reasonable revisions to such Tax Returns as are requested by Parent.

(ii) Parent shall prepare or cause to be prepared and file or cause to be filed, all Tax Returns for any Acquired Company for a Pre-Closing Tax Period or Straddle Period that are required to be filed after the Closing Date (the “Parent Prepared Returns”). All such Parent Prepared Returns shall be prepared in a manner consistent with the Company’s past practice, except as otherwise required by applicable Law. At least [*] days prior to filing any Parent Prepared Return that reports Taxes that could be subject to indemnification pursuant to this Agreement or which could reduce the amount of Total Merger Consideration paid to the Company Security Holders, Parent shall submit a copy of each such Tax Return to the Stockholder Representative for the Stockholder Representative’s review and comment and shall consider in good faith such reasonable revisions to such Tax Returns as are reasonably requested by the Stockholder Representative. To the extent permitted by applicable Law at a “more likely than not” or a higher level of confidence, any Transaction Tax Deductions shall be reported as attributable to taxable periods (or portions thereof) ending on or before the Closing Date.

(b) Cooperation. Parent and the Stockholder Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of any Tax Returns with respect to any Acquired Company or its operations and any pending or threatened audit, Legal Proceedings or assessments with respect thereto or to Taxes owed by any Acquired Company. Such cooperation shall include Parent’s retention and provision of records and information that are reasonably relevant to any such audit or other Legal Proceedings and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. Notwithstanding the foregoing or any other provision herein to the contrary, in no event shall the Company or Stockholder Representative be entitled to review or otherwise have access to any income Tax Return, or information related thereto, of Parent or its Affiliates (other than (i) income Tax Returns of the Acquired Companies for Pre-Closing Tax Periods and (ii) for the avoidance of doubt, as provided in Section 4.2(a)(ii)). Notwithstanding anything to the contrary in this Agreement, the Stockholder Representative shall have no obligation to prepare or file any Tax Returns.

(c) Tax Contests. Parent shall notify the Stockholder Representative in writing within [*] days after the receipt of any notice of any audit, examination, or other Legal Proceeding with respect to Taxes with respect to any Acquired Company in respect of any Pre-Closing Tax Period or for which the Company Security Holders could reasonably be expected to be responsible for any indemnification obligation pursuant to this Agreement (a “Tax Contest”); provided, however, no failure or delay of Parent in providing such notice shall reduce or otherwise affect the obligations of the Company Security Holders pursuant to this Agreement, except to the extent that the Company Security Holders are materially and adversely prejudiced as a result of such failure or delay. Parent shall control any Tax Contest; provided, however, if a Tax Contest relates to a Pre-Closing Tax Period which may result in a Tax for which the Company Security Holders may be liable, (i) Parent shall keep the Stockholder Representative reasonably informed regarding the status of such Tax Contest, and (ii) the Stockholder Representative shall have the right to participate in (at the expense of the Company Security Holders), but not control, such Tax Contest (and Parent shall consider in good faith any comments made by the Stockholder Representative with respect thereto). For the avoidance of doubt, to the extent that any conflict arises between the provisions of this Section 4.2(c) and the provisions of Section 7.4(a), the provisions of this Section 4.2(c) shall govern.

(d) Transfer Taxes. Any Transfer Taxes shall be borne fifty percent (50%) by the Company Security Holders and fifty percent (50%) by Parent (provided, for the avoidance of doubt, that any Transfer Taxes included in Third Party Expenses shall be treated as borne by the Company Security Holders), and the party required by applicable Law to do so shall file any necessary Tax Returns and other documentation with respect to any such Transfer Taxes, and the other party or parties shall cooperate in such filing as reasonably requested.

(e) Apportionment of Straddle Period Taxes. For purposes of this Agreement, in the case of any Straddle Period relating to the Acquired Companies, the First-Step Surviving Corporation or the Surviving Entity, (i) the amount of any Taxes based on or measured by income, receipts or payroll of the Acquired Companies for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date; provided that, in determining such amount, exemptions, allowances or deductions that are calculated on a periodic basis, such as the deduction for depreciation, shall be taken into account on a pro-rated basis in the manner described in clause (ii) below, and (ii) the amount of other Taxes of the Acquired Companies that relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is number of days in the portion of such Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(f) Refunds. The Company Security Holders shall be entitled to any refunds (including any credits in lieu thereof and interest paid thereon) of Pre-Closing Taxes or any Taxes of an Acquired Company for any Pre-Closing Tax Period (determined in a manner consistent with Section 4.2(e)) that are actually received in cash or reduce cash Taxes payable by Parent or its Affiliates (including the Acquired Companies) after the Closing, net of any reasonable out-of-pocket cost (including Taxes) to Parent or its Affiliates attributable to the obtaining and receipt of such refund, except to the extent such refund arises as the result of a carryback of a loss or other tax benefit from a Tax period (or portion thereof) beginning after the Closing Date or such refund was included as an offset to any Tax liabilities included in the calculation of Total Merger Consideration, as finally determined pursuant to Section 1.17 (the “Tax Refunds”). Parent shall pay, or cause to be paid, to the Company Security Holders any such Tax Refund within [*] days after receipt thereof. To the extent such refund is subsequently disallowed or required to be returned to the applicable Governmental Entity, the Company Security Holders agree promptly to repay the amount of such refund, together with any interest, penalties or other additional amounts imposed by such Governmental Entity to Parent.

(g) Post-Closing Tax Action. Except with (x) prior written notice (at least [*] days in advance) to and (y) good faith consideration of the comments of the Stockholder Representative, neither Parent nor any Acquired Company (or their respective Affiliates, including the Surviving Entity) shall: (i) file any amended Tax Return of any Acquired Company for any

Pre-Closing Tax Period, (ii) make, change or revoke any Tax election or accounting method of any Acquired Company that would have effect in any Pre-Closing Tax Period, (iii) extend or waive, or cause to be extended or waived any statute of limitations or other period for the assessment of any Tax of any Acquired Company related to a Pre-Closing Tax Period, (iv) make any “voluntary disclosure” or initiate any similar proceeding with respect to any Tax matter of any Acquired Company for a Pre-Closing Tax Period, (v) file Tax Returns of any Acquired Company for a Pre-Closing Tax Period in a manner inconsistent with past practice or in a jurisdiction where any Acquired Company has not historically filed Tax Returns or (vi) take any action or enter into any transaction after the Closing on, or effective as of, the Closing Date that is outside the ordinary course of business with respect to any Acquired Company, provided the foregoing limitations shall only apply to the extent such action described in this Section 4.2(g) could have the effect of causing the Company Security Holders to have an indemnification obligation for Taxes under Section 7.2 or reducing any amount payable to the Company Security Holders under this Agreement. For the avoidance of doubt, no election under Section 338 or 336 of the Code will be filed with respect to the Mergers.

4.3 Spreadsheet. At least [*] Business Days prior to the Closing, the Company shall deliver to Parent a spreadsheet substantially in the form attached hereto as Exhibit H setting forth, among other things, the following (the “Spreadsheet”):

(a) with respect to each Company Stockholder as of immediately prior to the Effective Time, (i) such Person’s name and email address, in each case, as reflected in the Company’s records, (ii) the number and class of shares of Company Capital Stock held by such Person (where applicable, on a certificate-by-certificate basis and including certificate numbers), (iii) whether such Company Stockholder has submitted valid Suitability Documentation certifying that such Company Stockholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act), (iv) the aggregate amount of cash (including cash in lieu of fractional shares pursuant to Section 1.9(e) or shares of Parent Common Stock to be paid or issued to such Company Stockholder at the Closing in respect of such Company Stockholder’s shares of Company Capital Stock), (v) such Company Stockholder’s Pro Rata Portion in respect of Company Capital Stock, (vi) such Company Stockholder’s Pro Rata Portion in respect of Company Capital Stock of each of the Indemnity Holdback Cash, the Indemnity Holdback Shares, the Working Capital Holdback Amount and the Expense Fund Amount and (vii) the portion of each Applicable Milestone Payment to be paid to such Company Stockholder in respect of such Company Stockholder’s shares of Company Capital Stock, assuming for this purpose that each Applicable Milestone Payment is paid in full at the Effective Time;

(b) with respect to each Company Optionholder as of immediately prior to the Effective Time, (i) such Company Optionholder’s name and email address, in each case, as reflected in the Company’s records, (ii) the number of shares of Company Capital Stock underlying each Company Option held by such Company Optionholder, (iii) the respective grant date(s) of such Company Options, (iv) the respective exercise price(s) per share of such Company Options, (v) whether such Company Option is an Employee Option or a Non-Employee Option, (vi) whether each Company Option is held, as of immediately prior to the Effective Time, by a Continuing Employee, (vii) whether such Company Optionholder has submitted valid Suitability Documentation certifying that such Company Optionholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act), (viii) the aggregate amount of cash

(including cash in lieu of fractional shares pursuant to Section 1.9(e) or shares of Parent Common Stock to be paid or issued to such Company Optionholder at the Closing in respect of such Company Optionholder’s Company Options), (ix) such Company Optionholder’s Pro Rata Portion in respect of Company Options, (x) such Company Optionholder’s Pro Rata Portion in respect of Company Options of each of the Indemnity Holdback Cash, the Indemnity Holdback Shares, the Working Capital Holdback Amount and the Expense Fund Amount, and (xi) the portion of each Applicable Milestone Payment to be paid to such Company Optionholder in respect of such Company Optionholder’s Company Options, assuming for this purpose that each Applicable Milestone Payment is paid in full at the Effective Time;

(c) the Fully Diluted Share Number, the Per Share Amount, the Working Capital Holdback Cash, the Indemnity Holdback Cash and the Indemnity Holdback Shares;

(d) each Per Share Milestone Payment, assuming for this purpose that each Applicable Milestone Payment is paid in full at the Effective Time;

(e) the amount of each Third Party Expense and Closing Indebtedness Amount and the Persons to whom such Closing Third Party Expenses or Closing Indebtedness are owed and their respective invoice amounts and wire transfer instructions (as applicable);

(f) any other information reasonably required for the Paying Agent to make solicitations of Company Security Holders in accordance with Section 1.11(b)(i), as expressly set forth in the Paying Agent Agreement and requested by Parent at least [*] Business Days prior to the Closing; and

(g) any other information reasonably required by Parent’s transfer agent in order to issue shares of Parent Common Stock to Company Security Holders and requested by Parent at least [*] Business Days prior to the Closing.

4.4 Securities Law Exemption; Transfer Restrictions.

(a) The shares of Parent Common Stock to be issued pursuant to the terms of this Agreement will be issued in a transaction exempt from registration under the Securities Act (by reason of Section 4(a)(2) of the Securities Act and/or Rules 504 or 506 of Regulation D promulgated under the Securities Act) and/or another exemption and therefore may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and such other applicable rules and regulations or pursuant to an exemption therefrom. The shares of Parent Common Stock to be issued pursuant to the terms of this Agreement constitute “restricted securities” under the Securities Act, and may not be offered, sold, pledged, assigned or otherwise transferred unless (i) a registration statement with respect thereto is effective under the Securities Act and any applicable state securities Laws or (ii) an exemption from such registration exists. All shares of Parent Common Stock issued in connection with this Agreement shall bear a legend or legends referencing restrictions applicable to such shares under applicable securities Laws and under this Agreement.

(b) Parent shall (i) prepare a shelf registration statement on Form S-3 or, if Form S-3 is not available to Parent, another appropriate form (including any amendments or supplements, the “Registration Statement”) and the prospectus (including any amendments or supplements, the “Prospectus”) forming part of the Registration Statement in compliance with Rule 415 under the Securities Act covering the resale on a continuous basis of all of the shares of Parent Common Stock to be issued to Company Security Holders pursuant to this Agreement (the “Registrable Securities”) from time to time after the expiration of the lock-up terms and conditions set forth in such Company Security Holder’s respective Joinder and Lock-Up Agreement, by and pursuant to any method or combination of methods legally available to the applicable Company Security Holders and (ii) submit such Registration Statement to the Company (if prior to Closing) or the Stockholder Representative (if after the Closing) at least [*] Business Days prior to filing, for the Company’s (if prior to Closing) or Stockholder Representative’s (if after the Closing) review and shall consider any reasonable comments of the Company or the Stockholder Representative, as applicable, on such Registration Statement, provided that such comments are provided to Parent no later than [*] Business Days of receipt of such Registration Statement.

(c) Promptly (and in any event within [*] days) following the Closing Date, Parent shall file with the SEC the Registration Statement (including the Prospectus forming part of the Registration Statement). Such Registration Statement may be an “automatic shelf registration statement” as defined pursuant to Rule 462(e) if Parent so qualifies, and to the extent Parent does not so qualify or if Parent, in Parent’s sole discretion, determines not to file a Registration Statement that is deemed an “automatic shelf registration statement,” Parent shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such Registration Statement is filed with the SEC. Parent shall promptly notify the Stockholder Representative of the filing, of any request for additional information from the SEC and when the SEC declares the Registration Statement effective.

(d) Parent shall use reasonable efforts to keep the Registration Statement effective until the earlier of (i) the date on which all Registrable Securities covered thereby have been sold or disposed of pursuant to such Registration Statement or otherwise in a transaction registered under the Securities Act, (ii) such time as the applicable Company Security Holders are otherwise permitted to resell the Registrable Securities under Rule 144 without volume or manner-of-sale limitations and without the requirement for current public information, as determined by the counsel to Parent pursuant to a written instruction letter to such effect, addressed and acceptable to the Parent’s transfer agent, or (iii) [*] after the Effective Time (subject to extension by mutual agreement if required by the SEC to permit completion of resales).

(e) In order to ensure compliance with the restrictions set forth in this Section 4.4 and the Joinder and Lock-Up Agreement, each Company Security Holder receiving Registrable Securities shall agree that Parent may issue appropriate “stop transfer” certificates or instructions. Parent may cause the legend set forth below related to the Securities Act (the “Securities Act Legend”) and the legend set forth below related to the lock-up restrictions set forth in the Joinder and Lock-Up Agreement (the “Lock-Up Legend”), or legends substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of such applicable Company Security Holder’s Per Share Stock Consideration:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT

BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933,

AS AMENDED, OR APPLICABLE STATE SECURITIES

LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR

INVESTMENT AND NOT WITH A VIEW TO RESALE IN

CONNECTION WITH A DISTRIBUTION AND MAY NOT BE

SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT

TO AN EFFECTIVE REGISTRATION STATEMENT FOR

SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933,

AS AMENDED, AND APPLICABLE STATE SECURITIES

LAWS, OR AN EXEMPTION FROM REGISTRATION UNDER

SUCH ACT.”

Parent will promptly take such action reasonably requested by a Company Security Holder to remove the “stop transfer” certificates or instructions related to the Securities Act and/or the Securities Act Legend from the certificates or book entry statements evidencing the Registrable Securities held by such Company Security Holder following the earliest to occur of: (i) expiration of the date that is one year after the Effective Time; (ii) any sale of such Registrable Securities pursuant to an effective registration statement under the Securities Act; (iii) effectiveness under the Securities Act of the Registration Statement; and (iv) provided that such Company Security Holder has first delivered to the Company representations and undertakings from such Company Security Holder and its broker in form and substance reasonably satisfactory to the Company, the date such Registrable Securities are eligible for sale under Rule 144 without regard to volume or manner of sale limitations required pursuant to paragraph (b)(2) of Rule 144.

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE LOCK-UP TERMS AND CONDITIONS SET FORTH IN THE JOINDER AND LOCK-UP AGREEMENT, DATED AS OF [•], 2025, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER OR FROM THE HOLDER OF THESE SECURITIES. NO TRANSFER OF SUCH SECURITIES WILL BE MADE ON THE BOOKS OF THE ISSUER UNLESS ACCOMPANIED BY EVIDENCE OF COMPLIANCE WITH THE TERMS OF SUCH AGREEMENT.”

(f) Following expiration of the applicable lock-up period set forth in the Joinder and Lock-Up Agreement, Parent shall promptly take such action reasonably requested by a Company Security Holder to remove the “stop transfer” certificates or instructions related to the lock-up restrictions set forth in the Joinder and Lock-Up Agreement and/or the Lock-Up Legend with respect to the Registrable Securities issued pursuant to the terms of this Agreement that are no longer subject to the lock-up restrictions set forth in the Joinder and Lock-Up Agreement.

(g) With a view to making available to the Company Security Holders the benefits of Rule 144 promulgated under the Securities Act (“Rule 144”) that permit Company Security Holders to sell Parent Common Stock to the public without registration, Parent agrees, for a period of one year from the Effective Time, to:

(i) use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144; and

(ii) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of Parent under the Securities Act and the Exchange Act so long as Parent remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(h) It shall be a condition precedent to the obligations of Parent to take any action pursuant to Section 4.4(b)-(d) with respect to the Registrable Securities of a particular Company Security Holder that such Company Security Holder receiving Parent Common Stock pursuant to this Agreement furnish to Parent not less than [*] Business Days prior to the date of filing the Registration Statement such information regarding itself, the Registrable Securities held by it and the intended method of disposition of such securities as is reasonably required to effect the registration of such Company Security Holders’ Registrable Securities, including, without limitation, completing, executing and delivering to Parent (or causing to be delivered to Parent) the questionnaire attached hereto as Exhibit J (the “Selling Stockholder Questionnaire”). Each Company Security Holder covenants and agrees that none of the information supplied or to be supplied by such Company Security Holder for inclusion in the Registration Statement, including, without limitation, the information supplied in its Selling Stockholder Questionnaire, will at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Parent shall not be required to include any Registrable Securities in the Registration Statement for any Company Security Holder that has not provided such Selling Stockholder Questionnaire.

(i) All required stock transfer taxes and all fees and expenses of legal counsel for any Company Security Holder relating to the sale of securities registered by or on behalf of the Company Security Holders shall be borne by such Company Security Holders; provided, however, that the Company shall reimburse the Company Security Holders for up to $[*] of reasonable expenses incurred by one designated legal counsel in connection with the filing of the Registration Statement.

4.5 Listing. Prior to the Closing, Parent shall file a Listing of Additional Shares notification form with the Nasdaq Stock Market LLC for the listing of the shares of Parent Common Stock to be issued to Company Security Holders pursuant to the terms of this Agreement.

4.6 Indemnification of Directors and Officers of the Company.

(a) During the period ending [*] years after the Effective Time, the First-Step Surviving Corporation, the Surviving Entity or their respective successors shall, and Parent shall cause the First-Step Surviving Corporation, the Surviving Entity or their respective successors to, fulfill their obligations to the present and former members of the Board and present and former officers of the Company (such directors and officers being herein called the “Company Indemnitees”) pursuant to the terms of, the Charter Documents and the indemnification agreements listed in Schedule D (the “Indemnification Schedule”) as in effect on the date hereof (such obligations, collectively, the “D&O Indemnifiable Matters”). Notwithstanding the foregoing, the obligations of Parent and the First-Step Surviving Corporation, the Surviving Entity or their respective successors in respect of the D&O Indemnifiable Matters (i) shall be subject to any limitation imposed by applicable Law, the terms of the Charter Documents and the terms of the applicable indemnification agreement and (ii) shall not be deemed to release any Company Indemnitee who is also an officer or director of the Company from his or her obligations pursuant to this Agreement or any Related Agreement to which he or she is party.

(b) Prior to the Effective Time, the Company shall obtain, at its sole cost and expense (and such expense shall be included in Third Party Expenses of the Company) an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage that shall provide the Company Indemnitees with coverage for [*] years following the Effective Time of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the Company’s directors’ and officers’ liability insurance coverage presently maintained by the Company (the “D&O Tail Policy”). Parent shall cause the Surviving Entity to maintain the D&O Tail Policy in full force and effect and continue to honor the obligations thereunder for [*] years following the Closing. At or prior to the Closing, the Company shall provide a copy of the D&O Tail Policy to Parent, along with written confirmation from the insurance provider that the D&O Tail Policy will be bound at Closing.

(c) In the event that the First-Step Surviving Corporation or Surviving Entity or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer or convey all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of the First-Step Surviving Corporation or Surviving Entity or any of their respective successors or assigns, as the case may be, shall succeed to the obligations set forth in this Section 4.6.

(d) Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 4.6 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 4.6 applies without the consent of such affected Company Indemnitee, it being understood and agreed that the Company Indemnitees are intended to be express third party beneficiaries of this Agreement.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Conduct of the Business of the Company. From the Agreement Date until the Effective Time or the earlier valid termination of this Agreement (such period, the “Interim Period”), the Acquired Companies shall use reasonable best efforts to operate the business of the Acquired Companies in the ordinary course of business, except (a) with the prior written consent of Parent in response to an email request for such consent that is addressed to the representatives of Parent set forth in Schedule E hereto (which consent shall not be unreasonably withheld, conditioned or delayed), (b) as expressly required by this Agreement, (c) as specifically disclosed in the applicable subsection of Section 5.1 of the Disclosure Schedule or (d) as required by applicable Law or any Order (collectively, the “Permitted Actions”). The Acquired Companies further agree to use reasonable best efforts to, subject to the Permitted Actions, (i) keep available the services of the its present officers and key employees of the Acquired Companies, (ii) preserve the assets of the Acquired Companies and (iii) preserve the goodwill and the relationships of the

Acquired Companies with customers, suppliers, distributors, service providers, licensors, licensees, and others having business dealings with them in all material respects. Without limiting the generality of the foregoing, and subject to the Permitted Actions, the Acquired Companies shall not, directly or indirectly, during the Interim Period:

(a) cause or permit any amendments, changes or other modifications to, or waivers under, the Charter Documents or the organizational documents of the Acquired Companies (whether by merger, consolidation, operation of law or otherwise);

(b) authorize any capital expenditure other than capital expenditures made in the ordinary course of business and which do not exceed $[*] individually or $[*] in the aggregate;

(c) sell, assign, transfer, abandon, allow to lapse, license (other than non-exclusive licenses in the ordinary course of business) or otherwise dispose of any Acquired Company Intellectual Property;

(d) (i) amend, renew or modify any (A) Material Contract or Contract that would (if amended, renewed or modified prior to the Agreement Date) constitute a Material Contract, or (B) (ii) enter into any Material Contract or Contract that would (if amended, renewed or modified prior to the Agreement Date) constitute a Material Contract (other than Excepted Contracts); (iii) violate, terminate (except for a termination resulting from the expiration of a Contract in accordance with its terms), renew, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or (iv) enter into, amend, renew, modify or terminate (except for a termination resulting from the expiration of a Contract in accordance with its terms) any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect the Acquired Companies (or, following consummation of the Mergers, Parent or any of its Affiliates) in any material respect, (B) impair the ability of the Acquired Companies to perform their respective obligations under this Agreement or (C) prevent or materially delay or impair the consummation of the Mergers and the other transactions contemplated by this Agreement;

(e) enter into a Contract that shall require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the transactions contemplated by this Agreement;

(f) commence or settle or resolve any Legal Proceeding, except for with respect to: (i) routine matters in the ordinary course of business; (ii) in such cases where the Company reasonably determines in good faith that the failure to commence Legal Proceeding would result in a material impairment of a valuable aspect of the Acquired Companies’ businesses; or (iii) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(g) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock; or split, combine, or reclassify any Company Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Capital Stock (or options or other rights exercisable therefor) except in accordance with any agreements evidencing Company Options that are outstanding on the Agreement Date and disclosed in the Disclosure Schedule;

(h) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of Company Capital Stock or any securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue or purchase any such shares or other convertible securities, other than issuances of Company Capital Stock (i) pursuant to exercises of Company Options in existence as of the Agreement Date and (ii) in connection with the conversion of Company Preferred Stock to Company Common Stock, in each case, in accordance with their terms;

(i) acquire or sell, whether by merger or consolidation, asset or equity sale or purchase, or by any other extraordinary transaction, any corporation, partnership, limited liability company, other business organization or division thereof (other than purchase of inventory or supplies in the ordinary course of business), or (ii) enter into any joint venture, strategic alliance, collaboration, exclusive dealing, noncompetition or similar Contract or arrangement (other than non-exclusive licenses in the ordinary course of business);

(j) commence, participate or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Acquired Company, bankruptcy, insolvency or similar proceeding or otherwise alter the Acquired Companies’ corporate structure, including by the creation of any subsidiaries;

(k) purchase or sell (or enter into any agreement to purchase or sell) any interest in real property, grant any security interest in real property, enter into any lease, sublease, license, grant any right to occupy or use, or enter into any lease, sublease, license, or other use or occupancy agreement with respect to any real property, or alter, amend, modify or terminate (except for a termination resulting from the expiration of a Contract in accordance with its terms) any of the terms of any Lease Agreements or other Contract with respect to real property, or sell or grant any security interest in, or lease, sublease, license or grant any right to use any of the tangible assets of the Acquired Companies material to the conduct of the business of the Acquired Companies;

(l) incur or guarantee any Indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others, or create a Lien over any of its assets (other than Permitted Liens);

(m) grant any loans to others or purchase debt securities of others or amend the terms of any outstanding loan agreement;

(n) grant or increase, or commit to grant or increase, any form of compensation or benefits payable or to become payable (including bonus grants and retention payment but excluding, for the avoidance of doubt, annual bonuses payable in the ordinary course of business consistent with past practice) to any Employee, or other Person, except as required to any Company Employee Plan set forth in the Disclosure Schedule and made available to Parent;

(o) grant or increase any severance, retention, change in control, or termination pay (in cash, equity, or otherwise), or commit to grant or increase, any form of severance, retention, change in control, or termination pay (in cash, equity, or otherwise) to any Employee or other Person, in each case, except as required to any Company Employee Plan set forth in the Disclosure Schedule and made available to Parent;

(p) promote, transfer or change the employment status or titles or terms of employment of any Employee of the Acquired Companies or hire or terminate the employment of any Employee of the Acquired Companies, other than terminations for cause (provided the Company notifies Parent in writing of such termination within [*] Business Days of the termination date) or the termination of the employment of Non-Continuing Employee as contemplated by this Agreement;

(q) send any written notices or other written communication materials (including electronic communications) to its Employees regarding this Agreement or the transactions contemplated hereby or make any representations or issue any communications to Employees that are inconsistent with this Agreement or the transactions contemplated hereby;

(r) adopt, amend or fail to maintain any Company Employee Plan, except pursuant to the Company Employee Plans set forth in the Disclosure Schedule and made available to Parent;

(s) enter into any collective bargaining agreement or other Contract with any labor union or similar employee representative body or promise neutrality to any labor organization;

(t) except as set forth in Section 5.1(t) of the Disclosure Schedule, commence any new preclinical or clinical development, study, or trial reasonably expected to result in expenditures in excess of $[*] in the aggregate, to the extent such expenditures have not been approved by the Board as of the Agreement Date;

(u) waive any stock repurchase rights, accelerate the vesting, amend or change the period of exercisability of any Company Options or reprice any Company Options or authorize cash payments in exchange for any Company Options;

(v) accelerate the vesting or risk of forfeiture or repurchase rights of any Restricted Shares;

(w) revalue any of its assets (whether tangible or intangible), including writing off notes or accounts receivable, settle, discount or compromise any accounts receivable, or reverse any reserves, in each case, other than in the ordinary course of business consistent with past practice; and

(x) make, change or revoke any material Tax election, adopt or change any Tax accounting method or period, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or foreign Law), prepare, file or otherwise participate in any voluntary disclosure application or agreement or similar process, apply for any Tax ruling, settle or compromise any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (in each case, other than any agreement entered into in the ordinary course of business not primarily relating to Taxes), surrender any right to claim a material Tax refund, file any amended Tax Return or file any income or other material Tax Return other than in accordance with Section 4.2(a)(i);

(y) make any change in any method of accounting or accounting practice or policy, except as required by GAAP; or

(z) take, commit or agree in writing or otherwise to take, any of the actions described in the foregoing subsections of this Section 5.1(a).

For avoidance of doubt, nothing in this Section 5.1 shall give to Parent the right to control or direct the operations of the Acquired Companies prior to the Effective Time.

5.2 Conduct of Business of Parent. Except as (i) required by applicable Law, (ii) expressly provided otherwise in this Agreement or the Related Agreements or (iii) consented to in advance in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, Parent shall not, and shall cause each of its subsidiaries not to:

(a) amend, modify, waive, rescind, restate or otherwise change Parent’s Organizational Documents in a manner that would be materially and disproportionately adverse to the Company Security Holders relative to the treatment of existing holders of Parent Common Stock;

(b) in the case of Parent or the Merger Subs only, authorize, declare, set aside, make or pay any dividends on or any distributions with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, stock or other securities of Parent or any of its subsidiaries);

(c) in the case of Parent or the Merger Subs only, split, combine, subdivide, reduce or reclassify any of its capital stock;

(d) liquidate (completely or partially), dissolve, recapitalize or adopt a plan of complete or partial liquidation or dissolution with respect to Parent or the Merger Subs; or

(e) agree, commit or authorize, in writing or otherwise, to take any of the foregoing actions.

5.3 No Solicitation.

(a) During the Interim Period, the Acquired Companies shall not, and shall not permit any of their Representatives to, directly or indirectly, (i) solicit, knowingly encourage others to solicit, or knowingly encourage, entertain, facilitate or accept any discussions, proposals or offers that constitute, or could reasonably be expected to lead to, an Acquisition Proposal (other than solely with respect to assets primarily or exclusively related to BJT-188), (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (other than solely with respect to assets primarily or exclusively related to BJT-188), (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal (other than solely with respect to assets primarily or exclusively related to BJT-188), (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal (other than solely with respect to assets primarily or exclusively related to BJT-188), (v) submit any Acquisition Proposal to the vote of the Company Stockholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business, subject to the Permitted Actions, the consummation of which would materially impede, interfere with, prevent or delay, or would reasonably be expected to materially impede, interfere with, prevent or delay, the consummation of the Mergers or the other transactions contemplated by this Agreement or the Related Agreements. The Acquired Companies shall, and shall cause their Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Parent and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Parent and its Representatives) the prompt return or destruction of all non-public information with respect to the Acquired Companies previously provided to such Person in connection with an Acquisition Proposal. For the avoidance of doubt, if any Representative of the Acquired Companies, in his, her or its capacity as such, takes any action or fails to take any action that any Acquired Company is obligated pursuant to this Section 5.3 to take or not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.3.

(b) The Company shall immediately (but in any event, within [*]) notify Parent orally and in writing after receipt by the Company (or, to the Knowledge of the Company, by any of its Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or (iii) any request for non-public information relating to the Acquired Companies or for access to any of the properties, books or records of the Acquired Companies by any Person or Persons other than Parent, its Affiliates and their respective Representatives. Such notice shall describe the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request; provided, that the Company shall endeavor in good faith to provide as much information as possible pursuant to the terms of such existing agreement; provided, further, that the Company shall not be required to disclose the identity of such Person to the extent the Company is subject to confidentiality obligations as of the Agreement Date that would prohibit such disclosure. The Company shall keep Parent reasonably informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto. The Company shall provide Parent with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

5.4 Access to Information.

(a) During the Interim Period, the Company shall afford Parent and its Representatives reasonable access during business hours to (A) the Acquired Companies’ properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Acquired Companies as Parent may reasonably request. Any such access and examination will be conducted upon reasonable prior notice during regular business hours and under reasonable circumstances and in a manner that does not unreasonably interfere with the normal operations of the Acquired Companies. Notwithstanding anything to the contrary herein, no such access or examination will be permitted to the extent that it would require the Acquired Companies to disclose information subject to attorney-client privilege, the work product doctrine, the common interest/joint defense privilege or any other legal privilege, or where such disclosure would reasonably be expected to result in a waiver of any such privilege, solely to the extent that the disclosure of such information would, in the reasonable and good faith judgment of the Company’s outside counsel, violate such attorney-client privilege or other applicable privilege; provided, however, the Company will promptly notify Parent of such circumstance and use commercially reasonable efforts to seek alternative means to disclose such information as completely as possible without adversely affecting such attorney-client privilege or other applicable privilege (which may include provision of redacted materials, summaries, or observation rights, in each case without waiving any privilege). In addition, the Company shall have no obligation to provide access to information prepared for, or in connection with, any pending, threatened or contemplated litigation, arbitration or other adversarial proceeding between the parties to this Agreement (including Parent, the Company and the Stockholder Representative). For the avoidance of doubt, the Company shall have no obligation to create, compile or furnish any reports, analyses, summaries or other information that the Acquired Companies do not prepare in the ordinary course of business.

(b) Subject to compliance with applicable Law, during the Interim Period, the Company shall confer from time to time as reasonably requested by Parent with one or more Representatives of Parent to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Acquired Companies.

(c) The information provided pursuant to this Section 5.4 will be governed by the Confidentiality Agreement, the confidentiality terms of which are incorporated herein by reference.

(d) No information obtained by Parent or the Company during the pendency of the transactions contemplated by this Agreement in any investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

5.5 Regulatory Matters. Between the date of this Agreement and the Closing Date and to the extent legally permissible, the Company shall:

(a) promptly inform Parent in writing of any material submission, filing or other correspondence to be submitted or transmitted to, or that is received from, the FDA or any other similar Governmental Entity related to the Acquired Company’s business and operations or any Product Candidates and, to the extent practicable and allowable under applicable Law, provide

Parent with a reasonable opportunity to review and comment on, any material filing or submission proposed to be made by or on behalf of the Company and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA or any other Governmental Entity by or on behalf of the Company, in each case, relating to any Product Candidates, and consider incorporation of Parent’s comments in good faith, provided that any such comments are submitted to the Company within [*] days following Parent’s receipt of notice of such filing, submission, or correspondence, and provided, however, that nothing in this Section 5.5(a) shall oblige the Company to incorporate any particular comments, input, or other feedback submitted by Parent with respect to any such filings or submissions or otherwise to allow Parent to materially delay any such filings or submissions; and (ii) promptly furnish to Parent copies of all material test results, underlying data, and any other material information and any reports containing such material results, data or other material information (whether final or interim) arising following the date of this Agreement and prior to the Closing Date relating to any of the Product Candidates;

(b) (i) provide notice to Parent prior to any scheduled meeting with the FDA or any other similar Governmental Entity (including any pre-investigational new drug (IND) meeting referenced in 21 C.F.R. 312.82) relating to any Product Candidates, and to the extent practicable consult with Parent in matters related thereto and consider in good faith any input with respect thereto provided by Parent that is received in a timely fashion, but in any event no later than [*] days following Parent’s notice of such scheduled meeting;

(c) (i) if the FDA or a similar Governmental Entity inspects or audits, or has provided written notice of intent to inspect or audit of the Company or any of its contract manufacturing organizations, to the extent such audits or inspections are related to the Product Candidates, promptly notify Parent upon the Company becoming aware thereof (but no later than [*] days thereafter); and (ii) to the extent in the Company’s possession or control, promptly provide Parent with a copy of any reports or findings of the FDA or such other Governmental Entity following any such audit or inspection.

(d) Promptly inform the Parent in writing in the event that any of the Acquired Companies, any of their directors, officers, employees, consultants, clinical investigators, agents or other third parties acting on behalf of an Acquired Company are or have been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. Section 335a or (B) exclusion under 42 U.S.C. Section 1320a-7.

(e) The Company’s obligation, actions or inactions pursuant to this Section 5.5 shall be deemed excluded for purposes of determining whether the condition set forth in Section 6.2(a)(ii), except in the case that such breach was knowing and intentional.

5.6 Notification of Certain Matters.

(a) During the Interim Period, the Company or Parent, as the case may be, shall give prompt notice to the other party upon (i) obtaining knowledge (in the case of Parent) or Knowledge (in the case of the Company) of the occurrence or non-occurrence of any event that is reasonably likely to cause the failure of any of the conditions set forth in Section 6.2 or Section 6.3, as the case may be, (ii) receipt of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, or (iii) with respect to the Company, receipt of any notice or other communication from any Governmental Entity that (A) relates to the transactions contemplated by this Agreement or (B) a Company Authorization is or about to be revoked or that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, in each case which would reasonably be expected to be material to Parent (following the Effective Time) or the Company; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not limit or otherwise affect any remedies available to the party receiving such notice; provided, further, that the Company’s obligation, actions or inactions pursuant to this Section 5.6 shall be deemed excluded for purposes of determining whether the condition set forth in Section 6.2(a)(ii). No disclosure by the Company, or Parent pursuant to this Section 5.6, shall be deemed to amend or supplement the Disclosure Schedule or prevent or cure any misrepresentation, breach of representation or warranty or breach of any covenant.

(b) During the Interim Period, each of the Company and Parent shall give the other party prompt notice upon obtaining knowledge (in the case of Parent) or Knowledge (in the case of the Company) of the commencement or known threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Mergers or any of the other transactions contemplated by this Agreement. Each party shall keep the other party reasonably informed as to the status of any such Legal Proceeding or threat, and shall permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding, to participate in, or review, any material communication before it is made to any Governmental Entity, and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such Legal Proceeding, including by providing the other party with a reasonable opportunity to review and comment on any filing, submission, response to an information request or other (oral or written) communication to be submitted or made to any Governmental Entity and the Company shall consider any such received comments in good faith.

5.7 Section 280G.

(a) No later than [*] days prior to the Closing, the Company shall secure from each Person whom the Company and Parent reasonably believes is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the solicitation described in Section 5.7(b), and has a right to any payments or benefits or potential rights to any payments or benefits (including, without limitation, under any Company Employee Plan) that could be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code) a waiver (a “280G Waiver”), in a form acceptable to Parent, of each such Person’s rights to all such parachute payments that are equal to or in excess of three times such Person’s “base amount” (within the meaning of Section 280G of the Code) less one dollar (the “Waived 280G Benefits”), prior to taking any of the actions described in Section 5.7(a). The Company shall provide drafts of such 280G Waivers and such Company Stockholder approval materials (together with the calculations and supporting documentation) to Parent no later than [*] days prior to the distribution of such materials for Parent’s (or Parent’s designee’s) review and comment and shall consider in good faith the incorporation of Parent’s (or Parent’s designee’s) comments thereto.

(b) Promptly following the delivery by the Company to Parent of each 280G Waiver described in Section 5.7(a), the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Parent) by such number of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code any payments or benefits that are subject to a 280G Waiver and that Parent determines may separately or in the aggregate, constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code if so approved. No later than [*] days prior to the Effective Time, the Company shall deliver to Parent evidence reasonably satisfactory to Parent that a Company Stockholder vote was solicited in conformance with Section 280G and the regulations promulgated thereunder, and that either (i) the requisite Company Stockholder approval was obtained with respect to any payments or benefits that were subject to the Company Stockholder vote (the “280G Approval”) or (ii) that the 280G Approval was not obtained and as a consequence, that such “parachute payments” shall not be made or provided, pursuant to the waivers of those payments or benefits which were executed by the affected individuals on the date of this Agreement.

5.8 Confidentiality. Each of the parties hereto (other than the Stockholder Representative) hereby agrees that the information obtained in any investigation pursuant to Section 5.4, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, or, if applicable, in connection with any Legal Proceedings, shall be governed by the terms of the Mutual Confidentiality Disclosure Agreement dated as of November 11, 2024 (the “Confidentiality Agreement”) between the Company and Parent until the Closing. The Stockholder Representative agrees to keep confidential all information received from Parent, the First-Step Surviving Corporation or the Surviving Entity after the Closing in connection with this Agreement or the transactions contemplated hereby; provided that following the Closing, the Stockholder Representative shall be permitted to disclose information as required by law or to employees, advisors, agents or consultants of the Stockholder Representative, including the Advisory Group (as defined below), and to the Company Stockholders, in each case who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto.

5.9 Public Disclosure. Promptly following the execution of this Agreement, Parent shall issue a press release announcing the parties’ entry into this Agreement and transactions contemplated hereby (the “Press Release”). Parent shall provide the Company with a reasonable opportunity to review and comment on the Press Release prior to its issuance, and shall consider in good faith any comments of the Company thereon. To the extent reasonably practicable, Parent shall consult with the Company prior to issuing or making prior to the Closing, and shall consider in good faith the Company’s comments with respect to, any other public statement regarding this Agreement or the transactions contemplated hereby; provided, that no such consultation shall be required for (i) any public statement required by applicable Law or NASDAQ rules or regulations, (ii) any public statement that is consistent with the Press Release or any other prior public statement made by Parent in accordance with the foregoing or (iii) any interviews, press appearances or other unwritten public statements made by or on behalf of Parent following the issuance of the Press Release, unless otherwise prohibited by Section 5.8. Except for information that has been publicly disclosed by Parent, the Company shall not (and shall cause its Representatives and other agents not to), directly or indirectly, issue any statement or communication to any third party (other than its Representatives that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor or any Legal Proceedings, without the prior written consent of Parent (email being sufficient) (not to be unreasonably withheld, conditioned or delayed), except, that the Company may issue such public statements (a) to the extent such disclosure is required by applicable Law, in which case the Company shall promptly notify Parent and cooperate with Parent to the extent reasonably practicable so as to seek to limit the information disclosed to the information it is advised by counsel is required by such applicable Law to be disclosed and shall, to the extent reasonably practicable and at Parent’s cost and expense, seek to obtain a protective Order over, or confidential treatment of such information, and (b) to the extent reasonably required to obtain the Company Stockholder Approval or other consents or approvals required by this Agreement to be obtained.

5.10 Regulatory Filings; Efforts.

(a) As soon as reasonably practicable following the execution of this Agreement, and in any event no later than [*] Business Days thereafter, or such date as may be agreed in writing by antitrust counsel for Company and Parent, Company and Parent each shall file with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and the U.S. Federal Trade Commission (the “FTC”) the Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, provided that, if there are any changes in the applicable regulations under the HSR Act that would apply to the transactions contemplated herein prior to the parties filing pursuant to the HSR Act, each of the parties shall use reasonable best efforts to file as promptly as reasonably practicable thereafter the Notification and Report Forms required by the HSR Act. As soon as reasonably practicable following the execution of this Agreement, Parent (or Parent and Company as applicable) shall make all other filings, notifications or other consents as may be required to be made or obtained by such party under any other applicable Antitrust Laws. The Company and Parent each shall (i) promptly supply the other party with any information which may be required in order to effectuate such filings, (ii) promptly respond to any inquiry, request for information, documents, or other material or testimony by the DOJ, FTC or other Governmental Entity under applicable Antitrust Law, and (iii) coordinate, cooperate and consult with each other in making any such filings or submissions (including the information appearing in such filing or submission) pursuant to and in connection with the foregoing that may be necessary, proper, or advisable in order to consummate and make effective the transactions contemplated hereby as promptly as practicable.

(b) Upon the terms and conditions set forth herein, each of the Company and Parent shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things, necessary, proper or advisable to make effective as promptly as practicable, but in no event later than the End Date, the Mergers and other transactions contemplated hereby in accordance with the terms hereof, including (i) obtaining the expiration or termination of all applicable waiting periods under the HSR Act and other applicable Antitrust Laws and resolving objections, if any, of the DOJ, FTC, or other Governmental Entity as promptly as practicable, (ii) making all other filings (if any) and giving all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, and (iii) obtaining each other consent, approval or waiver (if any) required to be obtained (pursuant to any applicable Law or Contract, or otherwise)

by such party in connection with the Merger or any of the other transactions contemplated by this Agreement. Notwithstanding the generality of the foregoing, and subject to applicable Laws relating to the exchange of information and/or the need to communicate on an outside-counsel-only basis, Company and Parent shall, to the extent not prohibited by applicable Law, (A) promptly keep each other informed regarding the progress and status of all filings and submissions made with respect to the transactions contemplated by this Agreement, (B) promptly provide each other with copies of any written communications and material details of any oral communications with any Governmental Entity regarding the transactions contemplated by this Agreement, (C) give each other prior notice of any in person meeting or video conference and, to the extent practicable, any oral communication, with representatives of any Governmental Entity, (D) to the extent practicable, give each other the opportunity to consult in advance of, and consider in good faith the views of the other party in connection with, any such meeting, telephone or video conference, or other oral or written analysis, appearance, argument, brief, communication, memorandum, opinion, presentation or proposal to be made or submitted in connection with any such Governmental Entity and (E) give each other the opportunity to attend or participate (unless prohibited by such Governmental Entity) in any such meeting or communication. Information and materials required to be provided pursuant to this Section 5.10(b) may be restricted to outside counsel and redacted (1) to remove references concerning the valuation of the Company or other bidders for the Company, (2) as necessary to comply with contractual arrangements, and (3) as necessary to preserve the attorney-client or other privileges under applicable Law. Parent and the Company shall coordinate, cooperate and consult with each other with respect to strategy, arguments, communications or positions to be taken in connection with any investigation, inquiry, litigation or action by or before any Governmental Entity relating to any transaction contemplated by this Agreement. Neither party shall commit to or agree with any Governmental Entity to enter into any timing agreement, to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust Law, pull and refile under the HSR Act, or agree not to consummate the transactions contemplated herein for any period of time, without the prior written consent of the other. Parent shall pay for the filing fees required under applicable Antitrust Law, including the HSR Act. Notwithstanding anything to the contrary, neither party hereto or any of its Affiliates shall be required to negotiate, offer or agree to: (i) sell, license, divest or otherwise dispose of, or hold separate and agree to sell, license, divest or otherwise dispose of, any entities, assets, rights, intellectual property, businesses, product lines or facilities of a party or any of its Affiliates (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, (iv) enter into new licenses or other agreement, or (v) otherwise agree or commit to any actions, restrictions or limitations with respect to the assets, rights, intellectual property, businesses, product lines, operations or facilities of a party or any of its Affiliates. The Company shall not, except with the prior written consent of Parent, propose, proffer or agree to any of the foregoing actions in clauses (i) through (v).

(c) During the period from the Agreement Date until the earlier of (i) the date this Agreement is terminated in accordance with its terms and (ii) the Closing, or except as otherwise required by this Agreement, Parent shall not, and shall cause its subsidiaries not to, acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or Person or other business organization or division thereof, or, merge or consolidate with any other Person, if such transaction would reasonably be expected to prevent or cause a material delay in the satisfaction of the conditions contained in Article VI or the consummation of the transactions contemplated hereby.

5.11 Continuing Employee Matters.

(a) For a period of [*] following the Closing Date (or the termination of employment of the relevant Continuing Employee, if earlier) Parent shall provide, or shall cause one of its Affiliates (including, for the avoidance of doubt, the Surviving Entity) to provide, to each Continuing Employee who continues to be employed by Parent or any of its Affiliates with [*]. Parent shall, or shall cause its applicable Affiliate (including the Surviving Entity) to, [*].

(b) Parent shall cause each Continuing Employee to be credited for any service for purposes of eligibility to participate, level of paid time off and vesting of defined contribution retirement benefits under any benefit plan or program maintained by Parent or its Affiliates for the Continuing Employees on or after the Closing Date (but other than any defined benefit, nonqualified deferred compensation or post-termination welfare plans or arrangements) (the “New Plans”) [*]. In addition, Parent hereby agrees that Parent shall use commercially reasonable efforts to, for the plan year in which the Closing occurs: (A) cause to be waived all pre-existing condition exclusion and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements applicable to Continuing Employees under any New Plans that are group health benefit plans to the extent waived or satisfied by such Continuing Employee under any comparable Company Employee Plan as of the Closing Date and (B) cause any deductible, co-insurance and out-of-pocket covered expenses paid on or before the Closing Date by any Continuing Employee (or covered dependent thereof) and credited to such person to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date under any applicable such New Plan.

(c) Nothing contained in this Section 5.11 shall (i) constitute an establishment, amendment, modification or termination of any Company Employee Plan or any other compensation or benefit plan, program, policy, contract, agreement or arrangement, (ii) prohibit or limit the ability of Parent or any of its Affiliates to amend, modify or terminate any Company Employee Plan or any other benefit or compensation plan, program, policy, contract, agreement or arrangement at any time assumed, established, sponsored or maintained by it, (iii) confer upon any Person any right to employment or service or any term or condition of employment or service or restrict the ability following the Closing of Parent or any of its Affiliates to terminate the employment or service of any Person at any time and for any or no reason, or (iv) confer any rights or remedies (including any third party beneficiary rights) on any Person not a party. Nothing in this Section 5.11 shall obligate Parent, the Surviving Entity or any of their respective Affiliates to continue to employ any Continuing Employee for any specific period of time following the Closing Date, subject to applicable Law.

5.12 Termination of 401(k) Plan. If Parent shall so request in writing at least [*] Business Days prior to the Closing Date, effective as of no later than the day immediately preceding the Closing Date, the Company shall terminate any and all plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”), provided, that with respect to any 401(k) Plan that is a PEO Plan, the Company shall, effective no later than the day immediately preceding the Closing Date, (i) withdraw participation in such PEO Plan, (ii) spin off the portion of the 401(k) Plan attributable to the Company to a separate Company 401(k) Plan (the “Spinoff Plan”), and (iii) terminate the Spinoff Plan. The Company shall provide Parent with evidence, no later than [*] days prior to the Closing Date, that each 401(k) Plan or PEO Plan has been so terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board. The form and substance of such resolutions shall be subject to review and approval of Parent. The Company also shall take such other actions in furtherance of terminating or withdrawing from each 401(k) Plan as Parent may reasonably require, including notification to the professional employer organization or multiple employer plan sponsor and administrator, as applicable.

5.13 Consents. The Company shall use commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any parties to each of the Contracts listed on Schedule B as are required thereunder in connection with the Mergers or for any such Contracts to remain in full force and effect so as to preserve all rights of, and benefits to, the Company under such Contract as of immediately after the Effective Time. Such consents, waivers and approvals shall be in a form reasonably acceptable to Parent. Promptly after the Agreement Date, the Company shall have sent each of the notices required in connection with the Mergers pursuant to the Contracts set forth in Schedule B attached hereto (the “Notices”). Notwithstanding anything in this Agreement to the contrary, from and after the Agreement Date and through the Closing, Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to work with and support in good faith the Company’s efforts to obtain the necessary consents, waivers or approvals of the non-Company counterparty to the Contract listed on Part One of Schedule C attached hereto (such counterparty, the “Contract Party”), including by promptly furnishing customary and publicly available financial and other information reasonably requested by the Contract Party (subject to customary confidentiality protections), executing and delivering customary counterpart documents or acknowledgments that do not expand Parent’s obligations under this Agreement, and participating in meetings or discussions directly with the Contract Party as reasonably requested by the Company or the Contract Party. For the avoidance of doubt, nothing in this Section 5.13 shall require the Company, Parent or any of their respective Affiliates to (a) agree to any amendment or modification to any Contract, or to any term, condition, commitment, divestiture, limitation, or other undertaking that would, individually or in the aggregate, be materially adverse to Parent or its Affiliates, or (b) commence or defend any litigation.

5.14 Terminated Agreements. Prior to the Closing, the Company shall cause each of the Terminated Agreements to be terminated, effective as of and contingent upon the Closing, including by sending all required notices, such that each such agreement shall be of no further force or effect immediately following the Effective Time. Upon the Closing, the Company shall have paid all amounts owed under the Terminated Agreements (as a result of the termination of the Terminated Agreements or otherwise) such that the Surviving Entity shall not have any Liability under any Terminated Agreement following the Closing Date.

5.15 Expenses. Whether or not the Mergers are consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Related Agreements, the Mergers and the other transactions contemplated by this Agreement (including Third Party Expenses) shall be paid by the party incurring such expense.

5.16 Transaction Invoices. The Company shall use its commercially reasonable efforts to deliver to Parent prior to or at Closing an invoice from each advisor or other third party service provider to the Company (other than any employee, director or officer of the Company), dated no more than [*] Business Days prior to the Closing Date, with respect to all Closing Third Party Expenses due and payable to such Person, as the case may be, as of the Closing Date (each, an “Invoice”), together with a valid and properly completed IRS Form W-9, or appropriate version of IRS Form W-8, as applicable, from each such person (provided that Parent’s sole recourse for the Company’s failure to deliver any such form shall be to deduct and withhold the correct amount of Taxes from the applicable payee in accordance with Section 1.15); provided, however, that the delivery of any Invoice shall be a condition solely to Parent’s obligation to pay the applicable Closing Third Party Expense and shall not constitute, or be deemed, a closing condition to the consummation of the transactions contemplated hereby or a deliverable required to be provided by the Company at Closing and any failure to deliver any Invoice or tax form at or prior to Closing shall not delay, prevent or otherwise affect the occurrence of the Closing.

5.17 Closing Deliverables and Actions. The Company shall use [*] to cause (a) the Joinder and Lock-Up Agreements and Suitability Documentation to be executed by each of the Company Security Holders and (b) the Option Release Agreements, in each case substantially in the form attached hereto as Exhibit I (the “Option Release Agreements”) by each of the Option Release Individuals; provided, however, that (i) the failure of one or more Company Security Holders or Option Release Individuals to execute or deliver any Joinder and Lock-Up Agreement or Suitability Documentation or Option Release Agreement, as applicable, shall not constitute a condition to Closing or otherwise delay, prevent or be deemed to fail any Closing condition, so long as the Company has delivered or caused to be delivered from the Company Stockholders representing, in the aggregate, at least [*] of the outstanding number of shares of Company Capital Stock (on an as-converted to Company Common Stock basis) deliver duly executed Joinder and Lock-Up Agreements in accordance with Section 1.4(b)(ix), and (ii) the execution and delivery of an Option Release Agreement shall be a condition to Parent’s obligation to pay the applicable amount owed thereunder to the applicable Option Release Individual.

5.18 Non-Continuing Employees. The Company shall deliver to all Non-Continuing Employees a separation agreement and general release of claims in a form reasonably acceptable to, and for the benefit of, the Company, Parent, the Surviving Entity, and each of their respective Affiliates (each such release, the “Non-Continuing Employee Release”) and shall use [*] to cause the Non-Continuing Employees to each return to the Company prior to the Closing a duly executed copy of the Non-Continuing Employee Release. With respect to the Specified Non-Continuing Employee, the Company shall pay all earned and accrued wages, compensation, and other entitlements under any Company Employee Plan, Employee Agreement, and other benefits or employee-related plans, policies, and agreements, including the payment of accrued or other vacation benefits, termination costs, severance pay, notice pay, and any other related obligations or liabilities owed by the Company to the Specified Non-Continuing Employee, make all contributions, payments, and remittances to any Governmental Entity required under any applicable Laws, and make all corresponding Tax payments and remittances related thereto (all such amounts other than the applicable aggregate consideration associated with vesting acceleration owed pursuant to Section 1.9(b), collectively, the “Specified Non-Continuing Employee Amount”). The Company shall be responsible for, and the definition of Third Party Expenses shall be deemed to include, (x) all costs and expenses incurred and unpaid as of immediately prior to the Closing, in connection with the termination of the employment, service or engagement of the Specified Non-Continuing Employee (including any such costs and expenses incurred and unpaid as of immediately prior to the Closing, in connection with the termination of the employment or engagement of the Specified Non-Continuing Employee employed or engaged via a professional employer organization or other entity), and (y) all Losses paid, incurred, suffered or sustained by any of the Indemnified Parties, related to, resulting from or arising out of the Specified Non-Continuing Employee.

5.19 228 Consent. Immediately following execution of this Agreement, Parent, as sole stockholder of each of the Merger Subs, shall duly execute and deliver to the Company a stockholder consent in respect of each of the Merger Subs adopting this Agreement pursuant to Section 228 of the DGCL (the “228 Consent”).

5.20 Delivery of Related Agreements. Parent, Merger Sub I and Merger Sub II shall, and Parent shall cause each of its applicable Affiliates to, prepare, execute and deliver, or cause to be prepared, executed and delivered, to the Company (prior to Closing) and to the First-Step Surviving Corporation or the Surviving Entity (at or following the Effective Time, as applicable) duly executed counterparts of each Related Agreement to which each is a party, including any schedules, exhibits and ancillary documents thereto, in each case in such form required by this Agreement or otherwise reasonably acceptable to the Company. Parent shall deliver all such Related Agreements that are identified in this Agreement as a closing deliverable of Parent, Merger Sub I or Merger Sub II on or prior to the Closing Date.

ARTICLE VI

CONDITIONS TO THE FIRST MERGER

6.1 Conditions to Obligations of Each Party to Effect the First Merger. The respective obligations of the Company, Parent and Merger Sub I to effect the First Merger shall be subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) No Order; Restraints. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect or (ii) issued or granted any Order (whether temporary, preliminary or permanent) that is in effect, in each case which has the effect of making the First Merger illegal or otherwise restraining, enjoining or otherwise prohibiting the consummation of the First Merger (each, as applicable, a “Restraint”).

(b) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained and shall be in full force and effect.

(c) HSR. Any waiting period under the HSR Act applicable to the First Merger (and any extension thereof) shall have expired or been terminated.

6.2 Conditions to the Obligations of Parent and Merger Sub I. The obligations of Parent and Merger Sub I to effect the First Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations, Warranties and Covenants.

(i) (A) The representations and warranties of the Company contained in Section 2.2(a) shall be true and correct in all respects as of the Agreement Date and as of the Closing Date as if made as of such date, except for de minimis inaccuracies (except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such earlier date)); (B) the representations and warranties of the Company contained in Section 2.1(a), Section 2.2 (other than Section 2.2(a)), Section 2.3, Section 2.4(a)(i), Section 2.10 and Section 2.17 (1) that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects and (2) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects, in each case as of the Agreement Date and as of the Closing Date as if made as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such earlier date)); (C) the representations and warranties of the Company set forth in Section 2.7(b) shall be true and correct in all respects as of the Agreement Date and as of the Closing Date as if made as of such date; and (D) the other representations and warranties of the Company contained in Article II (other than the representations and warranties addressed by clauses (A), (B) and (C)) shall be true and correct in all respects (without giving effect to materiality, Material Adverse Effect or any similar qualification) as of the Agreement Date and as of the Closing Date as if made as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such earlier date)), except, in each case, where the failure of such representations and warranties to be true and correct shall not have had or reasonably be expected to have a Material Adverse Effect with respect to the Company; and

(ii) The Company shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by it as of or prior to the Closing.

(b) No Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Material Adverse Effect with respect to the Company.

(c) Certificate of the Company. Parent shall have received a certificate executed for and on behalf of the Company by an officer of the Company to the effect that, as of the Closing, the conditions set forth in Sections 6.2(a) and 6.2(b), have been satisfied.

(d) Closing Deliverables. The Company shall have delivered or caused to be delivered to Parent the items required by Section 1.4(b).

(e) Restrictive Covenant Agreements. Each of the Restrictive Covenant Agreements executed concurrently with this Agreement by the Specified Non-Continuing Employee shall be in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto.

(f) Unanimous Board Approval. This Agreement shall have been unanimously approved by the Board, which unanimous approval shall not have been altered, modified, changed or revoked, in each case, without the prior written approval of Parent.

6.3 Conditions to Obligations of the Company. The obligations of the Company to effect the First Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Parent contained in Section 3.3 shall be true and correct in all respects as of the Agreement Date and as of the Closing Date as if made as of such date, except for de minimis inaccuracies (except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such earlier date)) and (ii) the other representations and warranties of the Parent, Merger Sub I and Merger Sub II in this Agreement contained in Article III (other than the representations and warranties addressed by clause (i)) shall be true and correct in all respects (without giving effect to materiality, Material Adverse Effect or any similar qualification) as of the Agreement Date and as of the Closing Date as if made as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such earlier date)), except, in each case, where the failure of such representations and warranties to be true and correct shall not have had a Material Adverse Effect with respect to Parent.

(b) No Material Adverse Effect of Parent. Since the Agreement Date, there shall not have occurred a Material Adverse Effect in respect of Parent.

(c) Certificate of Parent. The Company shall have received a certificate executed for and on behalf of Parent by an officer of Parent to the effect that, as of the Closing, the conditions set forth in Section 6.3 have been satisfied.

(d) Listing. Parent shall have filed Listing of Additional Shares notification form with the Nasdaq Stock Market LLC in accordance with Section 4.5.

(e) Related Agreements. The Company shall have received duly executed counterparts by Parent, Merger Sub I or Merger Sub II of each of the Related Agreements to which Parent, Merger Sub I, and Merger Sub II are a party.

ARTICLE VII

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION; HOLDBACK

7.1 Survival. The representations and warranties of the Company contained in this Agreement and in the Certificates shall survive from and after the Closing Date until the date that is [*] following the Closing Date (the “Survival Date”); provided, however, that in the event of Fraud with respect to a representation or warranty contained in this Agreement or in the Certificates, as applicable, such representation or warranty, and the right to assert such a claim, shall not terminate on the Survival Date, but shall survive until [*]; provided, further, that (i) the representations and warranties contained in Section 2.8 (Tax Matters) shall remain in full force and effect, regardless of any investigation made by or on behalf of any of the parties hereto, until [*], (ii) the Fundamental Representations shall remain in full force and effect, regardless of any investigation made by or on behalf of any of the parties hereto, until the date that is [*], and (iii) the IP Representations shall remain in full force and effect, regardless of any investigation made by or on behalf of any of the parties hereto, until the date that is [*]; provided, further, if an Indemnification Claim Notice or Third Party Notice is delivered under, and in accordance with, this Article VII with respect to any representation or warranty prior to the applicable expiration date, such claim shall be preserved until such claim is finally resolved. The representations and warranties of Parent and Merger Subs set forth in this Agreement shall terminate at the Effective Time; provided that in the event of Fraud with respect to a representation or warranty contained in Article IV or in the Parent Certificate, as applicable, such representation or warranty, and the right to assert such a claim, shall survive for [*] months following the Closing Date. The covenants and agreements of the Company that by their terms are to be performed or complied with at or prior to the Closing, and the right of any Indemnified Party to assert a claim for indemnification hereunder with respect thereto, shall survive until the date that is [*] following the Closing Date; provided, however, if an Indemnification Claim Notice or Third Party Notice is delivered under, and in accordance with, this Article VII with respect to any such covenant prior to the applicable expiration date, such claim shall be preserved until such claim is finally resolved. Each other covenant and agreement of any party herein shall survive until fully performed in accordance with its terms. The obligations of the Indemnifying Parties pursuant to Sections 7.2(a)(iii) through Section 7.2(a)(ix), and the Indemnified Parties’ right to assert claims with respect thereto, shall survive until [*]. For the avoidance of doubt, to the extent applicable, it is the intention of the parties hereto that the foregoing respective survival periods and termination dates supersede any applicable statutes of limitations that would otherwise apply to such representations and warranties and covenants and the right to make indemnification claims in respect thereof under this Agreement, and the Indemnifying Parties and the Indemnified Parties hereby waive any claims or defenses based on the statute of limitations to the extent inconsistent with the survival periods set forth herein. The survival periods set forth herein are an integral part of this Agreement, and the Company Security Holders and the Company are entering into this Agreement in reliance upon the strict application of such survival periods.

7.2 Indemnification.

(a) From and after the consummation of the First Merger, the Company Security Holders, in each case as of immediately prior to the Effective Time (each, a “Indemnifying Party” and, collectively, the “Indemnifying Parties”), shall, severally and not jointly, in accordance with each Indemnifying Party’s Pro Rata Portion, indemnify and hold harmless Parent and its officers, directors, employees and Affiliates, including the First-Step Surviving Corporation and the Surviving Entity (the “Indemnified Parties”), from and against all Losses, incurred, suffered or sustained by the Indemnified Parties, or any of them, arising out of or resulting from any of the following:

(i) any breach of or inaccuracy in, or failure to be true of any representation or warranty of the Company in this Agreement or the Certificates, as of the Agreement Date or as of the Closing Date as if made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, in which case on and as of such specified date or dates), provided, that all materiality qualifications (such as “material” and “Material Adverse Effect”, other than the use of the word “material” in the defined terms “Material Contracts”, “Key Suppliers”, and whether a Material Adverse Effect has occurred in Section 2.7(b) of the Agreement) in such representations and warranties shall be disregarded for the purposes of this Section 7.2(a)(i).

(ii) any failure by the Company to perform or comply with any covenant or agreement applicable to it contained in this Agreement that is to be performed by it prior to or at Closing;

(iii) any inaccuracy in of any information set forth in the Spreadsheet, other than any inaccuracies with respect to the items set forth in the Estimated Closing Statement to the extent not taken into account in the Final Closing Statement, or any claim by or on behalf of any Person asserting, alleging or seeking to assert that such Person is a Company Security Holder entitled in connection with the transactions contemplated by this Agreement to receive any amounts in excess of the amounts indicated on the Spreadsheet or amounts not otherwise set forth on the Spreadsheet;

(iv) any Legal Proceeding by or on behalf of any current or former Company Security Holder or any Person alleging to be a current or former Company Security Holder (or, with respect to any of the foregoing, any of his, her, their or its respective Affiliates, successors and assigns) regarding this Agreement or the Mergers, including for any claims for breach of a fiduciary duty by the Board relating to this Agreement, any claims relating to the allocation of consideration hereunder and any claims by or payments to an Option Release Individual with respect to the grant, failure to grant, promise to grant, or inadequacy of the payment payable to such Option Release Individual with respect to any Company Option or any other equity award to purchase or receive shares of Company Capital Stock, or other securities of the Company that has not been issued by the Company to such Option Release Individual prior to the Closing Date;

(v) any claims by any Company Indemnitees in respect of D&O Indemnifiable Matters that are not otherwise fully covered by the D&O Tail Policy;

(vi) any liabilities relating or arising out of any “excess parachute payments” within the meaning of Section 280G of the Code;

(vii) any Fraud by or on behalf of the Company in connection with this Agreement;

(viii) any Pre-Closing Taxes, Closing Third Party Expenses, Closing Indebtedness or current liabilities of the Company on a consolidated basis as of immediately prior to the Closing, in each case, to the extent not taken into account in the Final Closing Statement; and

(ix) any payment in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement, and any other Losses in respect of any Dissenting Shares, including all fees, costs and expenses incurred in connection with investigating, defending against or settling any action or proceeding in respect of Dissenting Shares.

(b) The rights of the Indemnified Parties to indemnification, compensation or reimbursement, payment of Losses or any other remedy under this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company or any other matter. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, compensation or reimbursement, payment of Losses, or any other remedy under this Agreement based on any such waived representation, warranty, covenant or agreement. Except with respect to an indemnification claim for Fraud (to the extent required under Delaware law), no Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation or reimbursement hereunder. Nothing in this Agreement shall limit the right of any party to any Related Agreement to pursue remedies under such Related Agreement against any other party thereto with respect to any breaches of such Related Agreement by such other party.

(c) The Indemnifying Parties shall not have any right of contribution, indemnification or right of advancement from the Company, the First-Step Surviving Corporation, the Surviving Entity or Parent in their capacity as Company Stockholders or Company Optionholders with respect to any Loss claimed by an Indemnified Party against such Indemnifying Party that is finally determined to be indemnifiable hereunder.

7.3 Certain Limitations.

(a) Except in the case of Fraud and indemnification claims related to any breach of or inaccuracy in any Fundamental Representation, no Indemnified Party may recover Losses pursuant to an indemnification claim under Section 7.2(a)(i) unless and until the Indemnified Parties, as a group, shall have paid, incurred, suffered or sustained at least $[*] in Losses in the aggregate (the “Deductible Amount”), at which time the Indemnified Parties shall be entitled to recover in accordance with this Agreement all Losses in excess of the Deductible Amount; provided that no recovery shall be permitted for any individual claim for Losses, and no such claim for Losses shall be counted towards the satisfaction of the Deductible Amount, that is less than $[*].

(b) Except in the case of Fraud or indemnification claims related to any breach or inaccuracy of the Fundamental Representations, the representations and warranties contained in Section 2.8 (Tax Matters) or the IP Representations, the Indemnified Parties’ sole and exclusive source of recovery for indemnification claims under Section 7.2(a)(i) shall be recourse against the Indemnity Holdback Amount.

(c) Except in the case of Fraud or indemnification claims related to any breach or inaccuracy of the Fundamental Representations or the representations and warranties contained in Section 2.8 (Tax Matters), in no event shall the maximum recovery by the Indemnified Parties for all indemnification claims under Section 7.2(a)(i) related to any breach of or inaccuracy of the Company’s representations and warranties (including the IP Representations) exceed an amount equal to $[*].

(d) Notwithstanding anything in this Agreement to the contrary, in no event shall the aggregate liability of any Indemnifying Party for all indemnification claims under this Agreement exceed the portion of the Total Merger Consideration and any Applicable Milestone Payments actually received by such Indemnifying Party (including, for the avoidance of doubt, any portion of the Working Capital Holdback Amount, Indemnity Holdback Amount and Expense Fund permanently retained, or recovered, by Parent), unless such indemnity claim is being made in respect of Fraud committed by such Indemnifying Party (in which event there shall be no limitation on the liability of such Indemnifying Party hereunder with respect to such Fraud). In no event shall any Indemnifying Party have any liability for any Fraud committed solely by any other Indemnifying Party or Indemnifying Parties.

(e) Subject to the limitations set forth in Sections 7.3(a) and 7.3(b), the Indemnified Parties shall be entitled to bring indemnification claims directly against the Indemnifying Parties pursuant to the claims procedures in Section 7.4, provided that any Losses with respect to such claims shall first be recovered from the Indemnity Holdback Amount, to the extent available.

(f) The amount of any Losses that are subject to indemnification under this Article VII shall be calculated net of the amount of any insurance proceeds, indemnification payments or reimbursements (contractual or otherwise) actually received by the Indemnified Parties from third parties (other than the Indemnifying Parties) in respect of such Losses (net of any costs or expenses incurred in obtaining such insurance, indemnification or reimbursement, including any increases in insurance premiums or retro-premium adjustments resulting from such recovery) (collectively, “Alternative Arrangements”); provided that, in the event any Indemnified Party first recovers against any Indemnifying Party for any Losses and thereafter recovers payment for the same Losses pursuant to any Alternative Arrangements, then such Indemnified Party shall, as promptly as reasonably practicable, reimburse such Indemnifying Party to the extent of such reduction in Losses for which such Indemnified Party was indemnified prior to the realization of reduction of such Losses (net of reasonable and documented, out-of-pocket direct collection expenses); provided further, that, except for the following sentence, nothing in this Section 7.3(f) shall be construed as or give rise to an obligation to seek any such insurance, indemnification or reimbursement. The Indemnified Parties shall use commercially reasonable efforts to first seek recovery under the D&O Tail Policy with respect to any applicable Losses prior to bringing any claims pursuant to this Article VII.

(g) The amount of any Losses that are subject to indemnification under this Article VII shall be net of any Tax Benefit realized by the Indemnified Parties or their Affiliates arising from the incurrence or payment of any such Losses. For purposes of this Agreement, a “Tax Benefit” shall mean any reduction in the cash Taxes payable by the Indemnified Parties or their Affiliates in any taxable period ending on or before or including the day that is [*] years after the relevant damages are paid or incurred, measured on a “with and without” basis. In the event any Indemnified Party realizes any Tax Benefit subsequent to an indemnification payment by the Indemnifying Party that was not previously taken into account in calculating the amount of the indemnification payment, then the Indemnified Party shall promptly pay to the Indemnifying Parties the amount (as computed pursuant to this Section 7.3(g)) by which the relevant indemnification payment would have been reduced had the relevant Tax Benefit been realized prior to the time the applicable indemnification payment was made. Parent and Company Security Holders agree to use (and cause their Affiliates to use) commercially reasonable efforts to realize any Tax Benefit described in this Section 7.3(g).

(h) For purposes of determining the maximum liability under this Article VII of a particular Indemnifying Party who receives shares of Parent Common Stock in the First Merger, the shares of Parent Common Stock received by such Indemnifying Party shall be deemed to have a value equal to the Parent Common Stock Value.

(i) For the avoidance of doubt, any Losses for indemnification under this Agreement shall be determined without duplication of recovery due to the facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement or other indemnifiable matter under Section 7.2. The Indemnified Parties shall not be entitled to indemnification, compensation or reimbursement with respect to any amount or item to the extent such amount or item was actually included in the calculation of the Total Merger Consideration as finally determined in accordance with Section 1.17.

(j) Parent and Merger Subs acknowledge and agree that from and after the Closing, the sole and exclusive remedy for the Indemnified Parties with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein, for any of the other matters set forth in Section 7.2, or otherwise resulting from or arising out of this Agreement, the Mergers or the other transactions contemplated hereby will be pursuant to the indemnification provisions set forth in this Article VII; provided, that the foregoing clause of this sentence shall not be deemed a waiver by any party of (i) any right to specific performance or injunctive relief, (ii) any right or remedy of a party under any Related Agreement to which it is party, or (iii) any right or remedy against a particular Indemnifying Party with respect to such Indemnifying Party’s own Fraud. All claims for indemnification, compensation or reimbursement under this Article VII shall be asserted by Parent on behalf of the applicable Indemnified Parties.

(k) Notwithstanding anything to the contrary herein, Indemnifying Parties shall have no indemnification obligation for any Taxes of any Acquired Company (i) resulting from any action taken by Parent or its Affiliates after the Closing on the Closing Date outside the ordinary course of business unless otherwise expressly contemplated by this Agreement, (ii) except for Sections 2.8(b)(viii), 2.8(b)(xi), 2.8(b)(xii), with respect to Taxes arising as a result of any breach of a representation or warranty contained in Section 2.8 that are not attributable to Pre-Closing Tax Periods, (iii) related to or arising from the amount or availability in any Taxable period (or portion thereof) beginning after the Closing Date of any net operating losses, tax credits, or similar Tax attributes of any Acquired Company, or (iv) Transfer Taxes borne by Parent pursuant to Section 4.2(d) or (v) any Taxes attributable to a breach of the covenants set forth in Section 4.2 by Parent or any of its Affiliates (including, after the Closing, the Acquired Companies).

7.4 Claims for Indemnification; Resolution of Conflicts.

(a) Subject to the survival periods set forth in Section 7.1 and the limitations set forth in Section 7.3, if an Indemnified Party wishes to make an indemnification claim under this Article VII, Parent, on behalf of such Indemnified Party, shall deliver a written notice (an “Indemnification Claim Notice”) to the Stockholder Representative prior to the expiration of the applicable survival period (i) stating that such Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain, Losses and (ii) specifying such Losses in reasonable detail (to the extent available), and, if applicable, the nature of the misrepresentation or breach of warranty or covenant to which such item is related. To the extent reasonably practicable, Parent shall include with the Indemnification Claim Notice such documents and other information available to Parent in support of the claims asserted therein, and shall provide such other information as the Stockholder Representative may reasonably request in order to allow the Stockholder Representative to assess the merits of the claims. Parent may update an Indemnification Claim Notice from time to time to reflect any change in circumstances following the date thereof, so long as such update reasonably relates to the underlying facts and circumstances specifically set forth in such original Indemnification Claim Notice.

(b) If the Stockholder Representative on behalf of the Indemnifying Parties does not object in writing within the [*] period after receipt of an Indemnification Claim Notice by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances supporting an objection to the applicable indemnification claim (an “Indemnification Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Stockholder Representative on behalf of the Indemnifying Parties that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Indemnification Claim Notice if and to the extent such Losses are actually paid, incurred, suffered or sustained, but subject to the other limitations on recovery set forth herein. In such event, Parent shall permanently withhold from the Indemnifying Parties, and the Indemnifying Parties hereby automatically and with no further action required on their part forever waive and discharge any rights in or to, an amount of the Indemnity Holdback with an aggregate value equal to the lesser of the Losses set forth in such Indemnification Claim Notice and the amount of the Indemnity Holdback as is then available; provided that Parent’s determination of the amount to be withheld shall be made in good faith and be accompanied by supporting backup and calculations to be delivered to the Stockholder Representative. Should the Indemnity Holdback be insufficient or unavailable to satisfy in whole the amount to be paid to an Indemnified Party in accordance with the Indemnification Claim Notice following the final determination that such claim is payable (including by the failure of the Stockholder Representative to provide an Indemnification Claim Objection Notice), and such claim is not fully and finally resolved on or prior to the date on which an Applicable Milestone Payment is otherwise payable under this Agreement (such unresolved claims being referred to as the “Unresolved Setoff Claims”), then, subject to the limitations set forth in Section 7.3, Parent shall notify the Stockholder Representative of such shortfall and, subject to the limitations set forth in Section 7.3, Parent shall have the right to set-off from such Applicable Milestone Payment that becomes due and payable only an amount equal to any such shortfall with respect to the indemnifiable Losses set forth in such Indemnification Claim Notice (such amounts so set-off by Parent, the “Retained Milestone Payments”). Following the date on which any Unresolved Setoff Claim is finally resolved in accordance with this Agreement, Parent shall, as promptly as reasonably practicable but in any event within [*] Business Days after the final resolution of such Unresolved Setoff Claim, pay or cause to be paid to the Indemnifying Parties an aggregate amount equal to the amount, if any, by which the Retained Milestone Payment withheld for such Unresolved Setoff Claim exceeds the amount that was finally agreed or determined to be owed to any Parent Indemnified Party under this Article VII in respect of such Unresolved Setoff Claim. Any Losses recovered under this Article VII from the Indemnity Holdback or any Applicable Milestone Payment shall reduce the amount of the Indemnity Holdback or the Applicable Milestone Payment in the same proportion as the Indemnity Holdback or Applicable Milestone Payment was allocated as amongst the Indemnifying Parties at the Closing (as set forth on the Spreadsheet).

(c) In the event that the Stockholder Representative shall timely deliver an Indemnification Claim Objection Notice in accordance with Section 7.4(b), the Stockholder Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholder Representative and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. In such event, Parent shall recover an amount equal to the Losses set forth in such memorandum in accordance with the procedures set forth in Section 7.4(b).

(d) In the event that there is a dispute relating to any Indemnification Claim Notice or Indemnification Claim Objection Notice that cannot be settled in accordance with Section 7.4(c), each of Parent or the Stockholder Representative may file suit with respect to such dispute in any court having jurisdiction in accordance with Section 9.12. Notwithstanding the foregoing, if Parent and the Stockholder Representative mutually agree, Parent and the Stockholder Representative may submit any such dispute to alternative dispute resolution prior to, or in lieu of, pursuing the claim in court.

(e) Promptly following the Survival Date, Parent will notify the Stockholder Representative in writing of the amount that Parent determines in good faith to be necessary to satisfy all claims for indemnification, compensation or reimbursement that have been asserted in any Indemnification Claim Notice that was delivered to the Stockholder Representative at or prior to 11:59 p.m. (Pacific time) on the Survival Date, but not resolved, at or prior to such time (each such claim a “Continuing Claim” and such amount, the “Retained Holdback Amount”). Such notice shall include reasonable supporting backup and calculations for the Retained Holdback Amount, which shall not exceed the sum of the then-remaining Indemnity Holdback Amount. Promptly following the Survival Date, Parent shall issue or cause to be issued, or pay or cause to be paid, as applicable, to the Indemnifying Parties (i) the Indemnity Holdback then remaining as of the Survival Date (as reduced from time to time by Parent pursuant to the terms of this Agreement) minus (ii) an amount of the Indemnity Holdback equal to the Retained Holdback Amount. Parent shall instruct its transfer agent and the Paying Agent to issue or pay, as applicable, any such Indemnity Holdback, if any, to the applicable Indemnifying Parties promptly following the Survival Date, in each case in accordance with each Indemnifying Party’s applicable Pro Rata Portion of such amount; provided, that any such amounts payable to Indemnifying Parties in respect of any Employee Options shall be paid through the payroll processing system of Parent as promptly as reasonably practicable following the Survival Date in accordance with standard payroll practices net of applicable Tax withholding and deductions.

(f) Promptly following the resolution and payment of all Continuing Claims, Parent shall cause to be issued, or to be paid, as applicable, to the Indemnifying Parties any then remaining Indemnity Holdback in accordance with Section 7.4(e).

(g) Each of the parties acknowledges and agrees that as a condition to Parent’s and the Paying Agent’s obligation to make any issuances, distributions or payments pursuant to Section 7.4(e) or Section 7.4(f), the Stockholder Representative shall first deliver to Parent an updated Spreadsheet setting forth the amounts issuable, distributable or payable to each Indemnifying Party in accordance with such section. Parent, the First-Step Surviving Corporation and the Surviving Entity shall be entitled to conclusively rely upon the updated Spreadsheet delivered by the Stockholder Representative, including with respect to whether any individual Indemnifying Party received the appropriate portion of any such distribution, and in no event will Parent, First-Step Surviving Corporation or the Surviving Entity or any of their Affiliates have any liability to any Person on account of payments or distributions made in accordance with the updated Spreadsheet delivered by the Stockholder Representative.

(h) Notwithstanding the foregoing, (i) any notice that is required to be delivered to any Indemnifying Parties pursuant to this Article VII shall be deemed satisfied by delivery of such notice to the Stockholder Representative and (ii) any notices required to be delivered by, or any actions that are required to be taken by, (other than any obligations to make or right to receive any payments) any Indemnifying Parties pursuant to this Article VII shall be satisfied by delivery by, or action taken by the Stockholder Representative.

7.5 Third Party Claims. In the event Parent becomes aware of a third party claim (a “Third Party Claim”) which Parent in good faith reasonably believes may result in a claim for indemnification pursuant to this Article VII, Parent shall promptly notify the Stockholder Representative in writing of such claim with an Indemnification Claim Notice (a “Third Party Notice”), and the Third Party Notice shall describe the Third Party Claim in reasonable detail, be accompanied by copies of any documentation submitted by the third party making such Third Party Claim and shall indicate the estimated amount of the Losses that have been or may be sustained by the third party (except that Parent may withhold from Stockholder Representative such communications with its legal counsel to the extent that legal counsel to Parent advises that providing such communication could result in the loss of any attorney-client privilege or right under the work-product doctrine of Parent or any Indemnified Party in respect of such claim, after giving due consideration to any “community of interest” or similar privilege, if any); provided, that the parties shall work together in good faith to maintain any privilege to facilitate the sharing of copies of all pleadings, notices and written communications with respect to the Third Party Claim; provided, that no delay or failure on the part of Parent in delivering a Third Party Notice shall cause any Indemnified Party to forfeit any indemnification rights under this Article VII except to the extent that the Indemnifying Parties are materially and adversely prejudiced by such delay or failure. The costs and expenses incurred by Parent in connection with any investigation, defense, settlement or resolution of such Third Party Claim and the enforcement and protection of its rights under this Agreement in respect thereof (including reasonable and documented attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Losses for which Parent may seek indemnification pursuant to a claim made hereunder and such costs and expenses shall constitute Losses subject to indemnification under Section 7.2, solely to the extent it is determined in accordance with Section 7.4 that such Third Party Claim itself is indemnifiable under this Article VII or the Stockholder Representative has consented to a settlement of such Third-Party Claim under this Section 7.5. In the event that the Stockholder Representative has consented to any settlement, adjustment or compromise of a Third-Party Claim, the Indemnifying Parties shall have no power or authority to object under any provision of this Article VII to the amount of such settlement, adjustment or compromise. Upon receipt of a Third Party Notice, the Stockholder Representative shall be entitled (on behalf of the Indemnifying Parties and at their expense) to (A) receive updates and information regarding such Third Party Claim, including copies of all pleadings, notices and material communications with respect to such Third Party Claim, and (B) participate in, but not to control or determine, the defense of such Third Party Claim. Parent shall reasonably cooperate with and consider in good faith the input of the Stockholder Representative and the Stockholder Representative’s counsel, provide reasonable advance notice of and an opportunity to participate in all material events and submissions, and not unreasonably withhold consent to the Stockholder Representative’s proposed litigation or settlement strategies that are reasonably likely to reduce, offset or eliminate Losses. Parent shall retain the primary right to conduct the defense of, and to settle, any such claim and the Stockholder Representative shall not be entitled to control any negotiation of settlement, adjustment or compromise with respect to any such Third Party Claim; provided, however, that (x) Parent shall not settle any Third Party Claim without the prior written consent of the Stockholder Representative (such consent not to be unreasonably withheld, conditioned or delayed) and (y) that the Stockholder Representative shall have the right, at the Indemnifying Parties’ expense, to assume and control the defense (with counsel reasonably acceptable to Parent) if (1) the Third Party Claim involves allegations that could reasonably be expected to create a conflict of interest between Parent, on the one hand, and the Indemnifying Parties or the Stockholder Representative, on the other hand, (2) Parent fails to diligently defend the Third Party Claim after reasonable notice from the Stockholder Representative describing such failure, or (3) the relief sought includes non-monetary relief that would reasonably be expected to materially and adversely affect the Indemnifying Parties. Except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Stockholder Representative shall not settle any Third-Party Claim.

ARTICLE VIII

TERMINATION

8.1 Termination. Except as provided in Section 8.2, this Agreement may be terminated, and the First Merger may be abandoned at any time prior to the Effective Time:

(a) by mutual written agreement of the Company and Parent;

(b) by Parent or the Company if the Closing Date shall not have occurred by March 6, 2026 (the “End Date”); provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the First Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c) by Parent or the Company, if any Governmental Entity shall have (i) enacted, issued or promulgated any Law that is in effect or (ii) issued or granted any Order, in either case, that results in a permanent Restraint which has become final and non-appealable;

(d) by Parent, if Parent is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Section 6.2(a) would not be satisfied and such breach has not been cured within [*] calendar days after written notice thereof to the Company; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured and, in no event shall the cure period extend past the End Date; or

(e) by the Company, if the Company is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub I contained in this Agreement such that the conditions set forth in Section 6.3(a) would not be satisfied and such breach has not been cured within [*] calendar days after written notice thereof to Parent; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured and in no event shall the cure period extend past the End Date.

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Parent, the Company, or their respective officers, directors or stockholders; provided, however, nothing herein shall relieve any party from liability for any Fraud or the knowing and willful breach of any of its representations, warranties or covenants contained herein that occurred prior to such termination; and provided further, however, that, the provisions of Section 5.8 (Confidentiality), Section 5.9 (Public Disclosure), Section 5.15 (Expenses), Section 9.2 (Stockholder Representative), Article IX (General Provisions) and this Section 8.2 (Effect of Termination) shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VIII.

ARTICLE IX

GENERAL PROVISIONS

9.1 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by electronic mail transmission (unless an undelivered message is received by the sender), or (iii) one (1) Business Day after being sent by courier or express delivery service; provided, that in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address as such party shall have specified in a written notice given to the other parties hereto); provided, further that all notices or other communications to the Stockholder Representative must be delivered solely by electronic mail transmission:

(a)	if to Parent, to:

Mirum Pharmaceuticals, Inc.

989 E Hillsdale Blvd., Suite 300

San Mateo, CA 94404

Attention: Chief Legal Officer

E-mail:

with a copy to (which shall not constitute notice):

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attention: Jason Kent; Kevin Cooper

Email:

(b)	if to the Company, to:

Bluejay Therapeutics, Inc.

255 Shoreline Drive

Suite 450

Redwood City, California 94065

Email:

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention: Mark Roeder; Ian Nussbaum

Email:

(c)	If to a Company Security Holder, to its address as set forth in the Spreadsheet.

(d)	If to the Stockholder Representative:

Fortis Advisors LLC

Attention: Notices Department (Project Bjork)

Email:

With a copy to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention: Mark Roeder; Ian Nussbaum

Email:

9.2 Stockholder Representative.

(a) By the adoption of the Mergers, and by receiving the benefits thereof, including any consideration payable hereunder, and without any further action of the Company or any Company Security Holder, each Company Security Holder does hereby approve and shall be deemed to have approved Fortis Advisors LLC, a Delaware limited liability company, as of the Closing as the Stockholder Representative and as the representative, exclusive agent and true and lawful attorney-in-fact for and on behalf of the Company Security Holder for all purposes under this Agreement, the Paying Agent Agreement and the Stockholder Representative Engagement Agreement, including to give and receive notices and communications, to authorize satisfaction of claims by Parent, to object to such payments, make objections with respect to Sections 1.7 and 1.8 of this Agreement, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims and with respect to Sections 1.7 and 1.8 of this Agreement, to incur and pay expenses on behalf of the Company Security Holders, and to take or refrain from taking all other actions that are either (i) necessary or appropriate in the sole judgment of the Stockholder Representative in connection with the Stockholder Representative’s powers, obligations and authority under this Agreement, the Paying Agent Agreement or the Stockholder Representative Engagement Agreement or (ii)

permitted by the terms of this Agreement. Notwithstanding the foregoing, the Stockholder Representative shall have no obligation to act on behalf of the Company Security Holders, except as expressly provided herein, in the Paying Agent Agreement and in the Stockholder Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Stockholder Representative in any ancillary agreement, schedule (other than Schedule 1.18 hereto), exhibit or the Disclosure Schedule. The Stockholder Representative may resign at any time upon at least ten (10) days prior written notice to the Advisory Group and Parent. Such agency may be changed by the Company Security Holders from time to time upon not fewer than ten (10) days prior written notice to Parent; provided, however, that the Stockholder Representative may not be removed unless the former holders of a majority of Company Capital Stock (determined on an as-converted to Company Common Stock basis) agree to such removal and to the identity of the substituted agent. A vacancy in the position of Stockholder Representative may be filled by the former holders of a majority of Company Capital Stock (determined on an as-converted to Company Common Stock basis). No bond shall be required of the Stockholder Representative. After the Closing, notices or communications to or from the Stockholder Representative shall constitute notice to or from the Company Security Holders.

(b) Certain Company Security Holders have entered into an engagement agreement (the “Stockholder Representative Engagement Agreement”) with the Stockholder Representative to provide direction to the Stockholder Representative in connection with its services under this Agreement, the Paying Agent Agreement and the Stockholder Representative Engagement Agreement (such Company Security Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Stockholder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Stockholder Representative Group”), shall be liable to any Company Security Holder for any action or omission by the Stockholder Representative in connection with its services pursuant to this Agreement, the Paying Agent Agreement, the Stockholder Representative Engagement Agreement and the agreements ancillary hereto, except and only to the extent resulting from the bad faith, gross negligence or willful misconduct of the Stockholder Representative. For the avoidance of doubt, the preceding sentence shall not prejudice the Stockholder Representative’s right to indemnification from the members of the Advisory Group (in their capacity as Company Security Holders) pursuant to the following sentence. The Company Security Holders shall indemnify, defend and hold harmless the Stockholder Representative Group from and against any and all losses, claims, liabilities, damages, penalties, fines, forfeitures, actions, fees, reasonable and documented out-of-pocket costs and expenses (including the reasonable and documented fees, disbursements and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment and in connection with seeking recovery from insurers), judgments and amounts paid in settlement (collectively, “Representative Losses”) to the extent arising out of or in connection with the Stockholder Representative’s execution and performance of this Agreement, the Paying Agent Agreement, the Stockholder Representative Engagement Agreement or the agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided that in the event that any such Representative Loss is finally adjudicated to have been primarily caused by the bad faith, gross negligence or willful misconduct of the Stockholder Representative, the Stockholder Representative shall promptly reimburse the Company Security Holders the amount of such indemnified Representative Loss to the extent attributable to such bad faith, gross negligence or willful misconduct. If not paid directly to the Stockholder Representative by the Company Security

Holders, any such Representative Losses may be recovered by the Stockholder Representative from (i) the funds in the Expense Fund, (ii) any other funds that become payable to the Company Security Holders under this Agreement at such time as such amounts would otherwise be distributable to the Company Security Holders, and (iii) the Company Security Holders directly; provided that while this Section 9.2(b) allows the Stockholder Representative to be paid from the aforementioned sources of funds, this does not relieve the Company Security Holders from their obligation to promptly pay, in accordance with their respective Pro Rata Portions, such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholder Representative from seeking any remedies available to it at law or otherwise. In no event shall the Stockholder Representative be required to advance or risk its own funds on behalf of the Company Security Holders or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Paying Agent Agreement, the Stockholder Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Stockholder Representative shall not be required to take any action unless the Stockholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholder Representative against the costs, expenses and liabilities which may be incurred by the Stockholder Representative in performing such actions. If Parent is entitled to recovery of any amount exceeding the available balance of the Holdback, and/or the Applicable Milestone Payments in this Agreement, it must proceed directly against each Company Security Holder from whom it seeks recovery. The Stockholder Representative shall have no role, nor shall Parent involve it, in the recovery effort. The foregoing includes, but is not limited to, recovery for indemnity claims that are not limited by the Holdback and/or setoffs against the Applicable Milestone Payments, and fee shifting and/or prevailing party provisions in connection with any dispute. Absent gross negligence or willful misconduct by the Stockholder Representative that is finally adjudicated by a court of competent jurisdiction, Parent shall never seek to collect or recover any amount directly from the Stockholder Representative. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Security Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholder Representative hereunder. The Company Security Holders acknowledge and agree that the foregoing indemnities shall survive the Closing, the resignation or removal of the Stockholder Representative or any member of the Advisory Group or the termination of this Agreement.

(c) Upon the Closing, the Company shall wire to the Stockholder Representative an amount equal to the Expense Fund Amount (the “Expense Fund”), which shall be held by the Representative in a segregated client account and shall be used (i) for the purposes of paying directly, or reimbursing the Stockholder Representative for, any Representative Losses pursuant to this Agreement, the Paying Agent Agreement, the Stockholder Representative Engagement Agreement and the Related Agreements, or (ii) as otherwise determined by the Advisory Group. The Company Security Holders shall not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholder Representative is not providing any investment supervision, recommendations or advice and shall not be liable for any loss of principal of the Expense Fund other than as a result of its bad faith, gross negligence or willful misconduct. The Stockholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no tax reporting or income distribution obligations. The Stockholder Representative shall hold these funds separate from its corporate funds, shall not use these funds for its operating expenses or any other corporate purposes and shall not voluntarily make these funds available to its creditors in the event of bankruptcy. Subject to Advisory Group approval, the Stockholder Representative may contribute funds to the Expense Fund at such time as such amounts would otherwise be distributable to the Company Security Holders. As soon as reasonably determined by the Stockholder Representative that the Expense Fund is no longer required to be withheld, the Stockholder Representative shall deliver the balance of the Expense Fund, if any, to the Paying Agent for further distribution to the Company Security Holders in proportion to such Company Security Holders’ respective Pro Rata Portion. For tax purposes, the Expense Fund shall be treated as having been received and voluntarily set aside by the Company Security Holders at the time of Closing.

(d) Any decision, act, consent or instruction of the Stockholder Representative under this Agreement, the Paying Agent Agreement or the Stockholder Representative Engagement Agreement, including any amendment, extension or waiver of this Agreement pursuant to Section 9.7 and Section 9.8 of this Agreement, shall constitute a decision of the Company Security Holders and shall be final, binding and conclusive upon each Company Security Holder and such Company Security Holder’s successors as if expressly confirmed and ratified in writing by such Company Security Holder, and all defenses which may be available to any Company Security Holder to contest, negate or disaffirm the action of the Stockholder Representative taken in good faith under this Agreement, the Paying Agent Agreement or the Stockholder Representative Engagement Agreement are waived. Parent may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Company Security Holders. Parent is hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative. The powers, immunities and rights to indemnification granted to the Stockholder Representative Group hereunder: (A) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Company Security Holder and shall be binding on any successor thereto, and (B) shall survive the delivery of an assignment by any Company Security Holder of the whole or any fraction of his, her or its interest in the Holdback. The Stockholder Representative shall be entitled to: (i) rely upon the Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Security Holder or other party.

9.3 Interpretation. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “hereof,” “herein,” “herewith,” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. Article, section, paragraph, Exhibit and schedule references are to the articles, sections, paragraphs, Exhibits and schedules of this Agreement unless otherwise specified. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The word “domestic” shall refer to the

United States, and the word “foreign” shall refer to any jurisdiction other than the United States. When used in this Agreement or any Exhibit or Schedule hereto, “$” or “USD” shall refer to United States Dollars. Dollar thresholds shall not be indicative of what is material or create any standard with respect to any determination of a “Material Adverse Effect.” The term “or” is not exclusive and shall be interpreted as “and/or” unless the context clearly requires otherwise. A reference to any specific legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. References to any period of days will be deemed to be the relevant number of calendar days unless otherwise specified. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action will be extended to the next succeeding Business Day. Unless indicated otherwise, all days, Business Days, times and time periods contemplated by this Agreement will be determined by reference to Pacific Time. All references herein to a “party” or “parties” are to a party or parties to this Agreement unless otherwise specified.

9.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. The exchange of copies of this Agreement and signature pages by email in.pdf or .tif format (and including any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes. Such execution and delivery shall be considered valid, binding and effective for all purposes.

9.5 Entire Agreement; Assignment. This Agreement, the exhibits hereto, the Disclosure Schedule, the Confidentiality Agreement, and the other documents and instruments and other agreements among the parties hereto referenced herein, including the applicable Related Agreements: (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, (ii) except as set forth in Section 4.4(a) (with respect to the Company Indemnitees), are not intended to confer upon any other Person any rights or remedies hereunder, and (iii) shall not be assigned by operation of law or otherwise without the prior written consent of the non-assigning parties. Any purported assignment or delegation in violation of this Section 9.5 shall be void ab initio.

9.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such illegal, void or unenforceable provision.

9.7 Extension and Waiver. At any time prior to the Closing, Parent, on the one hand, and the Company, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. At any time following the Closing, Parent, on the one hand, and the Stockholder Representative, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. For purposes of this Section 9.7, the Company Security Holders are deemed to have agreed that any extension or waiver signed by the Company (prior to Closing) or the Stockholder Representative (following Closing) shall be binding upon and effective against all Company Security Holders whether or not they have signed such extension or waiver.

9.8 Amendment. Subject to applicable Law, this Agreement may be amended by the parties hereto at any time by execution and delivery of an instrument in writing signed by each of the parties hereto, or in the case of a waiver by a party, signed by the party to whom such right hereunder inures, except that an amendment made subsequent to Company Stockholder Approval shall not (a) alter or change the amount or kind of consideration to be received on conversion of Company Capital Stock or (b) alter or change any of the terms or conditions of this Agreement if such alteration or change would materially and adversely affect the holders of Company Capital Stock. For purposes of this Section 9.8, the Company Security Holders agree that any amendment of this Agreement signed by the Company (prior to Closing) or the Stockholder Representative (following Closing), as applicable, shall be binding upon and effective against the Company Security Holders whether or not they have signed such amendment, except that any amendment made in accordance with this sentence shall not alter or change any of the terms or conditions of this Agreement if such alteration or change would materially and adversely affect the stockholders of the Company immediately before the Effective Time.

9.9 Specific Performance. The parties hereto agree that irreparable damage would occur in the event of any breach or threatened breach by the other party or parties hereto (including the Stockholder Representative) of any covenant, obligation or other agreement set forth in this Agreement. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity and the parties hereby agree to waive any requirements for posting a bond or any other type of security in connection with any such action.

9.10 Other Remedies. Except as otherwise set forth herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

9.11 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction).

9.12 Exclusive Jurisdiction; Waiver of Jury Trial.

(a) ANY LEGAL PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED FIRST, IN THE COURT OF CHANCERY WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (AND ANY APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) AND TO THE EXTENT SUCH COURT OF CHANCERY (OR APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) LACKS JURISDICTION OVER THE MATTER, THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (OR APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY), AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH LEGAL PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY LEGAL PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY LEGAL PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH LEGAL PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE RELATED AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL PROCEEDING, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12(b).

9.13 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.14 Company Acknowledgements. The Company and the Company Security Holders have conducted their own independent review and analysis of the business, assets, condition, operations and prospects of Parent and the Merger Subs and acknowledge that the Company and its Representatives have been provided with access to the properties and records of Parent for this purpose. Each of the Company and the Company Security Holders acknowledges and agrees that it has relied solely upon its own investigation and analysis and the representations and warranties of Parent and the Merger Subs set forth in Article III, and, except for the representations and warranties of Parent and the Merger Subs expressly set forth in Article III and the Certificates, as qualified by the Parent SEC Documents and the Parent Disclosure Schedule, neither Parent, nor the Merger Subs, nor any of their respective Representatives nor any other Person acting on Parent’s or either of the Merger Subs’ behalf (including employees, attorneys, accountants and financial advisors) makes or has made, and none of the Company, the Stockholder Representative or any Company Security Holder is relying on or has relied on, any representation or warranty, either express or implied, whether written or oral, at law or in equity, as to the accuracy or completeness of any of the information provided or made available to the Company or any of its Representatives, or otherwise with respect to Parent, the Merger Subs, any of their businesses, assets, liabilities, operations, prospects or condition (financial or otherwise), or the Mergers. Without limiting the generality of the foregoing, each of the Company, the Stockholder Representative and the Company Security Holders acknowledges and agrees that neither Parent, nor the Merger Subs nor any of their respective Representatives or any other Person has made, and none of the Company, the Stockholder Representative or any Company Security Holder is relying on or has relied on, any representation or warranty to the Company, the Stockholder Representative, any Company Security Holder or any of their respective Representatives (including employees, attorneys, accountants and financial advisors) with respect to any information relating to Parent, the Merger Subs or their respective businesses made available to the Company, any Company Security Holder or any of their respective Representatives (including employees, attorneys, accountants and financial advisors), except as set forth in the representations and warranties set forth in Article III or the Certificates, as qualified by the Parent SEC Documents and the Parent Disclosure Schedule. No Person, other than Parent and Merger Subs has been authorized, expressly or impliedly, by Parent or the Merger Subs to make any representation or warranty relating to itself, its subsidiaries, or any of the other matters set forth above in connection with the Mergers, and if made, such representation or warranty has not been and must not be relied upon by any of the Company, the Stockholder Representative, or any Company Security Holder as having been authorized by the Parent or the Merger Subs. Each of the Company, the Stockholder Representative and the Company Security Holders specifically disclaims that it is relying upon or has relied upon any representations or warranties or other statements or omissions that may have been made by any Person or otherwise occurred (except for the representations and warranties set forth in Article III or the Certificates, as qualified by the Parent SEC Documents and the Parent Disclosure Schedule), and acknowledges and agrees that each of Parent and the Merger Subs has specifically disclaimed and does hereby specifically disclaim reliance upon any such representation or warranty or other statement or omission (except for the representations and warranties set forth in Article III or the Certificates, as qualified by the Parent SEC Documents and the Parent Disclosure Schedule). Each of the Company, the Stockholder Representative and the Company Security Holders specifically disclaims any obligation or duty by Parent or the Merger Subs to make any disclosures of fact not required to be disclosed pursuant to the representations and warranties set forth in Article III or the Certificates.

9.15 Parent Parties Acknowledgements. Parent (on its behalf and on behalf of each Indemnified Party), Merger Sub I, and Merger Sub II (collectively, the “Parent Parties”) acknowledge and agree that they have conducted their own independent review and analysis of the business, assets, condition, operations and prospects of the Company and acknowledge that the Parent Parties and their respective Representatives have been provided with access to the properties and records of the Company for this purpose. In entering into this Agreement, each of the Parent Parties has relied solely upon its own investigation and analysis and the representations and warranties of the Company set forth in Article II, as qualified by the Disclosure Schedule, and the Certificates and each of the Parent Parties acknowledges and agrees that, except for the representations and warranties of Company expressly set forth in Article II, as qualified by the Disclosure Schedule, and the Certificates neither the Company nor any of its Representatives nor any other Person acting on the Company’s behalf (including employees, attorneys, accountants and financial advisors) makes or has made, and none of the Parent Parties is relying on or has relied on, any representation or warranty, either express or implied, whether written or oral, at law or in equity, as to the accuracy or completeness of any of the information provided or made available to the Parent Parties or any of their respective Representatives, or otherwise with respect to the Company, any of the Company’s businesses, assets, liabilities, operations, prospects or condition (financial or otherwise), or the Mergers. Without limiting the generality of the foregoing, each of the Parent Parties acknowledges and agrees that neither the Company nor any of its Representatives or any other Person has made, and none of the Parent Parties is relying on or has relied on, any representation or warranty to the Parent Parties or any of their respective Representatives (including employees, attorneys, accountants and financial advisors) with respect to (a) any projections, predictions, data, financial information, estimates or budgets for the Company or (b) any materials, memoranda, documents, presentations or information relating to the Company or its businesses made available to the Parent Parties or any of their respective Representatives (including employees, attorneys, accountants and financial advisors) in any “data room,” online data site, confidential memorandum, other offering materials or otherwise, except, in the case of (a) and (b), as set forth in the representations and warranties set forth in Article II, as qualified by the Disclosure Schedule, and the Certificates. No Person, other than the Company, has been authorized, expressly or impliedly, by the Company to make any representation or warranty on behalf of the Company or any of the other matters set forth above in connection with the Mergers, and if made, such representation or warranty has not been and must not be relied upon by any of the Parent Parties as having been authorized by the Company. Each of the Parent Parties specifically disclaims that it is relying upon or has relied upon any representations or warranties or other statements or omissions that may have been made by any Person or otherwise occurred on behalf of the Company (except for the representations and warranties set forth in Article II, as qualified by the Disclosure Schedule, and the Certificates), and acknowledges and agrees that the Company has specifically disclaimed and does hereby specifically disclaim reliance upon any such representation or warranty or other statement or omission (except for the representations and warranties set forth in Article II, as qualified by the Disclosure Schedule, and the Certificates). Each of the Parent Parties specifically disclaims any obligation or duty by the Company to make any disclosures of fact not required to be disclosed pursuant to the representations and warranties set forth in Article II. Each of the Parent Parties acknowledges and agrees that none of the Company or the Company Security Holders or any of their respective Affiliates shall be subject to any liability to the Parent Parties, or their respective agents or Representatives or any other Person resulting from any information, documents, projections, forecasts or other material made available to the Parent Parties or their respective Affiliates, agents or Representatives or any other Person, including information provided in offering materials or management presentations in expectation of the transactions contemplated hereby, except with respect to the representations and warranties expressly set forth in Article II, as qualified by the Disclosure Schedule, and the Certificates. Nothing herein shall limit (a) the reliance by any Parent Party on the representations and warranties in any Related Agreement or (b) any claim any Parent Party may have in respect of Fraud.

9.16 Disclosure Schedules. The Disclosure Schedule and the Parent Disclosure Schedule has each been arranged, for purposes of convenience only, as separate sections corresponding to the sections of this Agreement referenced therein. The representations and warranties contained in Article II and Article III of this Agreement are subject to (a) the exceptions and disclosures set forth in the section of the Disclosure Schedule or the Parent Disclosure Schedule, as applicable, corresponding to the particular section of Article II or Article III in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such section of the Disclosure Schedule or the Parent Disclosure Schedule, as applicable, by reference to another section of the Disclosure Schedule or the Parent Disclosure Schedule, as applicable; and (c) any exception or disclosure set forth in any other section of the Disclosure Schedule or the Parent Disclosure Schedule, as applicable, to the extent it is reasonably apparent that such exception or disclosure qualifies such representation and warranty. No reference to or disclosure of any item or other matter in the Disclosure Schedule or the Parent Disclosure Schedule, as applicable, shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule or the Parent Disclosure Schedule, as applicable. The information set forth in each of the Disclosure Schedule and the Parent Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement. The Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company contained in this Agreement. The Parent Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of Parent and Merger Subs contained in this Agreement. Nothing in the Disclosure Schedule or the Parent Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant. Matters reflected in the Disclosure Schedule or the Parent Disclosure Schedule, as applicable, are not necessarily limited to matters required by the Agreement to be reflected in the Disclosure Schedule or the Parent Disclosure Schedule, as applicable. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

9.17 Attorney-Client Privilege. Parent, the Surviving Entity and their Affiliates agree that after the Closing, as to all communications among Latham & Watkins LLP, the Stockholder Representative, the Company Security Holders and their respective Affiliates (individually and collectively, the “Company Group”) that relate in any way to the transactions contemplated by this Agreement or any Related Agreement (“Transaction Communications”), the attorney-client privilege and the exception of client confidence belongs solely to Parent and may be controlled only by Parent and shall not be claimed by any member of the Company Group. Parent agrees, solely with respect to any dispute that arises between Parent or, after the Closing, the Company or the Surviving Entity, on the one hand, and the Stockholder Representative or Company Security Holders relating to this Agreement, any Related Agreement or the transactions contemplated this Agreement not to (i) invoke any attorney-client privilege, attorney work product protection or expectation of client confidentiality applicable to the Transaction Communications or (ii) use such Transaction Communications as evidence in any dispute with the Company Group (except for a claim arising from Fraud). Notwithstanding the foregoing, from and after the Closing, Parent, the Surviving Entity and their Affiliates: (i) consent to, and waive any conflict arising from, Latham & Watkins LLP’s representation of the Stockholder Representative and/or any Company Security Holder (and their respective Affiliates) in any matter relating to this Agreement or any Related Agreement, including in matters adverse to Parent or its Affiliates; (ii) agree that Latham’s pre-Closing representation of the Company or the Company Group will not preclude or disqualify Latham from any such post-Closing representation and that they will not seek to disqualify Latham; and (iii) acknowledge that Latham does not represent Parent or its Affiliates post-Closing with respect to such matters absent a separate written engagement. For the avoidance of doubt, nothing herein permits Latham to disclose or use Parent’s privileged or work-product-protected information without Parent’s consent or as required by Law.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Parent, Merger Sub I, Merger Sub II, the Company and the Stockholder Representative have caused this Agreement to be signed, all as of the date first written above.

BLUEJAY THERAPEUTICS, INC.

By:	/s/ Keting Chu
Name:	Keting Chu
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub I, Merger Sub II, the Company and the Stockholder Representative have caused this Agreement to be signed, all as of the date first written above.

MIRUM PHARMACEUTICALS, INC.

By:	/s/ Christopher Peetz
Name:	Christopher Peetz
Title:	Chief Executive Officer

BJORK MERGER SUB I, INC.

By:	/s/ Eric Bjerkholt
Name:	Eric Bjerkholt
Title:	President

BJORK MERGER SUB II, LLC

By:	/s/ Eric Bjerkholt
Name:	Eric Bjerkholt
Title	President:

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub I, Merger Sub II, the Company and the Stockholder Representative have caused this Agreement to be signed, all as of the date first written above.

FORTIS ADVISORS LLC, solely in its capacity
as the Stockholder Representative

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]

Schedule A

Company Signing Stockholders

Schedule B

Third Party Consents and Notices

Schedule C

Schedule D

Indemnification Agreements

Schedule E

Parent Representatives

Schedule F

Illustrative Working Capital Calculation

Schedule 1.18

Milestone Payments

1.	Definitions. As used in this Schedule 1.18, the following terms have the following respective meanings:

a.	“Brelovitug” means the monoclonal antibody referred to as brelovitug or BJT-778.

b.	“Brelovitug Product” means any pharmaceutical product, in any dosage strength or formulation, that contains Brelovitug, either alone or in combination with one or more Other Components.

c.

“Combination Product” means any Milestone Product that contains: (i) a Milestone Compound and (ii) one or more other active pharmaceutical ingredients that are not Milestone Compounds (the “Other Components”), in a single formulation or final package presentation for sale as a single unit (including separate unit doses so configured).

d.

“Commercially Reasonable Efforts” means, with respect to a particular objective or obligation to be performed by Parent and its Affiliates under this Agreement, that level of effort and resources consistent with [*].

e.	“Major Market Country” means any of the following countries: the U.S., France, Germany, Italy and Spain.

f.	“Milestone Compound” means any Product Candidate other than BJT-188.

g.	“Milestone Product” means any pharmaceutical product, in any dosage strength or formulation, that contains a Milestone Compound, either alone or in combination with one or more Other Components.

h.

“Net Sales” means, with respect to any Milestone Product, the gross amounts invoiced for sales of such Milestone Product by Parent or any of its Affiliates or licensees and licensee’s sublicensees (excluding distributors) to a third party, less the following deductions, to the extent allocated to the sale of such Milestone Product and actually taken, paid, accrued, allowed, or included in the gross sales prices or specifically allocated in its financial statements with respect to such sales:

i.	discounts (including trade, cash, quantity and patient program discounts);

ii.

price reductions, charge-back payments and rebates (retroactive or otherwise) granted to managed health care organizations or to federal, state and local governments, their agencies, and purchasers and reimbursers or to wholesale or other trade customers;

iii.

credits, reserves or allowances actually granted with respect to damaged or outdated goods, rejections or returns of such Milestone Product, including such Milestone Product returned in connection with recalls or withdrawals, returned goods allowance or billing errors, as well as credit card charges (including processing fees);

iv.

amounts written off by reason of uncollectible debt but at no more than [*] of the gross amounts, provided that if the debt is thereafter paid, the corresponding amount will be added to the Net Sales of the period during which it is paid;

v.

the portion of administrative fees paid during the relevant time period to group purchasing organizations, pharmaceutical benefit managers or Medicare Prescription Drug Plans reasonably allocated to such Milestone Product;

vi.

amounts invoiced for freight out, postage, customs charges, shipping, insurance, packaging materials and other transportation and handling charges for delivery of such Milestone Product to the extent not separately charged and are included in gross amounts invoiced;

vii.

tariffs, taxes or duties levied on, absorbed or otherwise imposed on the sale of such Milestone Product, including value-added, sales or similar taxes, or other governmental charges otherwise imposed upon the billed amount, as adjusted for rebates and refunds, to the extent not paid by the Third Party, including annual fees due under Section 9008 of the United States Patient Protection and Affordable Care Act of 2010 (Pub. L. No. 111-48) and other comparable Laws; and

viii.	any other non-duplicative deductions taken by Parent or its Affiliates or licensees in accordance with GAAP.

Sales and other transfers of Milestone Product between Parent and its Affiliates and licensees will be excluded from Net Sales, but the subsequent arms’ length sales of Milestone Product to third parties (including to distributors) will be included in Net Sales. Transfers, use or sales of Milestone Products for development (including for clinical studies), promotional or advertising purposes or as donations or as so-called “treatment IND sales,” “named patient sales,” “compassionate use sales” or sales under similar programs or pursuant to any expanded access programs, in each case, will not be included in Net Sales.

Net Sales will be determined in accordance with GAAP.

Net Sales for a Combination Product in a country in a calendar year shall be calculated as follows:

i.

If both one or more Milestone Compounds and the Other Components are sold independently in such country in such calendar year in the same formulation and dosage, then Net Sales will be calculated by multiplying the total Net Sales (as described above) of the Combination Product by the fraction A/(A+B), where A is the average gross selling price in such country in such calendar year of such Milestone Compound(s) sold separately in the same formulation and dosage, and B is the (sum of the) average gross selling price(s) in such country in such calendar year of the Other Component(s) sold separately in the same formulation and dosage.

ii.

If one or more Milestone Compounds is sold independently of the Other Component(s) in such country in such calendar year in the same formulation and dosage, but the average gross selling price of the Other Component(s) cannot be determined, then Net Sales will be calculated by multiplying the total Net Sales (as described above) of such Combination Product by the fraction A/C, where A is the average gross selling price in such country in such calendar year of such Milestone Compound(s) sold independently in the same formulation and dosage and C is the average gross selling price in such country in such calendar year of the Combination Product.

iii.

If the Other Component(s) are sold independently of one or more Milestone Compounds in such country in such calendar year in the same formulation and dosage, but the average gross selling price of such Milestone Compound(s) cannot be determined, then Net Sales will be calculated by multiplying the total Net Sales (as described above) of such Combination Product by the fraction [1-B/C], where B is the (sum of the) average gross selling price(s) in such country in such calendar year of the Other Component(s) in the same formulation and dosage and C is the average gross selling price in such country in such calendar year of the Combination Product.

iv.

If the average gross selling price of one or more Milestone Compound(s) and the Other Component(s) in the same formulation and dosage cannot be determined, then Net Sales will be calculated by multiplying the total Net Sales (as described above) of such Combination Product by a fraction to be determined by Parent in good faith based on the relative value contributed by such Milestone Compound and the Other Components of such Combination Product.

i.

“Permitted Transfer” means a transfer of a former Company Security Holder’s right to receive its applicable portion of the Applicable Milestone Payments (i) on death by will or intestacy, (ii) by instrument to an inter vivos or testamentary trust in which such right is to be passed to beneficiaries upon the death of the trustee, (iii) pursuant to a court order, or (iv) made by operation of Law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any entity.

j.	“Third Party Acquiror” means any third party that is a counterparty to a Parent Change of Control.

2.

Milestones. Within [*] days after the end of the first calendar year in which any milestone event set forth in the table below (each, a “Milestone Event”) is first achieved, Parent shall notify the Stockholder Representative and shall make the corresponding Applicable Milestone Payment in accordance with Section 1.18, which shall be subject to (x) reduction for any applicable Deferred Transaction Payroll Taxes, (y) any required Tax withholding pursuant to Section 1.15 and (z) set-off as expressly provided in, and subject to the terms and limitations set forth in, Article VII:

Milestone Event	Milestone Payment (in Dollars)
First achievement of aggregate worldwide Net Sales of all Milestone Products in a calendar year equal to $500,000,000	$	[*	]
First achievement of aggregate worldwide Net Sales of all Milestone Products in a calendar year equal to $[*]	$	[*	]

Total		$200,000,000

If both Milestone Events are first achieved in a particular calendar year, then both Applicable Milestone Payments (i.e., for the higher Milestone Event and lower Milestone Event) will become due and payable. Each Applicable Milestone Payment is payable one time only, regardless of the number of times achieved. The maximum amount payable under this Section 2 is two hundred million dollars ($200,000,000).

3.

Reports. Within [*] days after the end of each calendar year, commencing with the calendar year in which Net Sales are first recorded and ending with the calendar year in which the second Milestone Event is achieved, Parent will provide the Stockholder Representative with a statement setting forth the gross amounts invoiced for the sale of Milestone Products in such calendar year and the Net Sales of Milestone Products for such calendar year, in Dollars, and, during the [*] days immediately following the Stockholder Representative’s receipt of such statement, Parent shall use commercially reasonable efforts to cooperate in good faith with the Stockholder Representative with respect to (i) any reasonable questions from the Stockholder Representative relating to such statement and (ii) no more than three (3) reasonable requests for a teleconference meeting or video conference (which meeting or conference may include the Advisory Group) to discuss such statement (on prior notice and during business hours) per calendar year. Net Sales that are recorded in a currency other than Dollars will be converted into Dollars in the manner used by Parent from time to time in the preparation of its audited financial statements for external reporting purposes.

4.	Records; Audits.

a.

Parent and its Affiliates will, and will require their licensees to, keep complete, true and accurate books and records in accordance with GAAP of the items underlying Net Sales for a period of at least [*] years or as required by applicable law, whichever is longer, following the end of the calendar year to which they pertain.

b.

If the Stockholder Representative requests in writing within [*] days after the receipt of any report under Section 3 above, the Stockholder Representative will have the right, not more than once annually, at its own expense, on behalf of the Company Security Holders, to have an internationally-recognized, independent, certified public accountant, selected by the Stockholder Representative and reasonably acceptable to Parent (the “Auditor”), review any such records of Parent and its Affiliates in the location(s) where such records are customarily maintained upon reasonable prior notice, during regular business hours and under customary obligations of confidentiality for the sole purpose of verifying the Net Sales reports provided under Section 3 above for the preceding calendar year. The records for any calendar year may be audited no more than once unless errors are found in an audit. The report prepared by the Auditor, a copy of which will be sent or otherwise provided to Parent and to the Stockholder Representative by such Auditor at the same time, will contain the conclusions of the Auditor regarding the audit and will specify only whether Net Sales were overreported or underreported by Parent and whether any Milestone Event was first achieved in the applicable calendar year. If the report shows that a Milestone Event was first achieved in such calendar year and Parent failed to report such Milestone Event and pay the Applicable Milestone Payment, and Parent does not dispute such report within [*] days after receipt thereof, then Parent shall pay such Applicable Milestone Payment with interest thereon, at an annual rate equal to the “prime rate”, as reported by The Wall Street Journal on the day the payment is made, plus [*] basis points, within such [*]-day period in accordance with Section 1.18. If (i) the report shows that Parent underreported Net Sales by more than [*] for any calendar year and (ii) as a result of such underreporting, Parent failed to report a Milestone Event and pay the Applicable Milestone Payment, and Parent does not dispute such report within [*] days after receipt thereof, then Parent shall reimburse the Stockholder Representative, on behalf of the Company Security Holders, for the reasonable cost of the Auditor to conduct the audit.

c.

If Parent disputes the Auditor’s report under Section 4(b) above within the applicable [*]-day period, then Parent and the Stockholder Representative shall work in good faith to resolve such dispute. If they are unable to reach a mutually acceptable resolution of any such dispute within [*] days after Parent notifies the Stockholder Representative of a dispute, then the dispute will be submitted to an internationally-recognized, independent, certified public accountant, jointly selected by each Parent’s and Stockholder Representative’s certified public accountants or to such other Person as Parent and Stockholder Representative shall mutually agree (the “Independent Accountant”), who will review the records that were reviewed by the Auditor under Section 4(b) above to determine the accuracy of the applicable Net Sales report provided by Parent under Section 3 above and the report of the Auditor under Section 4(b) above. The determination of the Independent Accountant will be final and binding, and the costs of such resolution as well as the initial audit shall be borne between Parent and the Stockholder Representative, on behalf of the Company Security Holders, in such manner as the Independent Accountant shall determine. If the Independent Accountant determines that a Milestone Event was first achieved and Parent failed to report such Milestone Event and pay the Applicable Milestone Payment, then Parent shall pay such Applicable Milestone Payment with interest thereon, at an annual rate equal to the “prime rate”, as reported by The Wall Street Journal on the day the payment is made, plus [*] basis points, within [*] days after receipt by Parent and the Stockholder Representative of the determination of the Independent Accountant, in accordance with Section 1.18.

5.	Diligence.

a.	Commencing on the Closing Date and continuing until both Milestone Events have been achieved, Parent shall [*].

b.

Each of the Stockholder Representative, the Company and the Company Security Holders hereby acknowledges and agrees that (A) except as expressly set forth in the preceding Section 5(a), Parent and its Affiliates have no further obligations and shall have the sole right and sole decision-making authority (i) with respect to the ownership, use, manufacture, licensing, development, regulatory approval, commercialization or other exploitation of the Milestone Products and all Product Candidates and (ii) to take or refrain from taking any action with respect thereto; (B) [*]; (C) Parent and its Affiliates make no (and have made no) representation or warranty, either express or implied, and hereby disclaim any such representation or warranty, that Parent or its Affiliates will be able to successfully develop or commercialize any Milestone Product or achieve the Milestone Events, and Parent and its Affiliates have not provided any assurances or projections regarding the likelihood of achieving the Milestone Events; (D) neither Parent nor any of its Affiliates owes any fiduciary duty with respect to the achievement of the Milestone Events or sale of any Milestone Product or Product Candidate; and (E) the express provisions of this Agreement govern the parties’ contractual relationship and supersede any standard of efforts or implied covenant of good faith and fair dealing that might otherwise be imposed by Laws with respect thereto.

6.

Company Security Holders’ Rights. The right of any former Company Security Holder to receive any portion of an Applicable Milestone Payment: (i) is solely a contractual right; (ii) is not a security for purposes of any federal or state securities Laws; (iii) does not give such Company Security Holder dividend rights, voting rights, liquidation rights, preemptive rights or other equity or ownership rights of holders of capital stock of the Surviving Entity; (iv) shall not be evidenced by a certificate or other instrument; (v) shall not be assignable or otherwise transferable by such Company Security Holder, except pursuant to a Permitted Transfer or where Parent has provided its prior written consent thereto; (vi) shall not accrue or pay interest on any portion thereof; and (vii) does not represent any right other than the right to receive the consideration set forth in this Schedule 1.18 and Section 1.18 in accordance with the terms of the Agreement. Any attempted transfer of the right to any portion of an Applicable Milestone Payment by any former Company Security Holder (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

Schedule 5.17

Non-Continuing Employees

Exhibit A

Form of Certificate of Merger

Exhibit B

Form of Second Certificate of Merger

Exhibit C

Form of Director and Officer Resignation Letters

Exhibit D

Form of Joinder and Lock-Up Agreement

Exhibit E

Form of FIRPTA Compliance Certificate

Exhibit F

Form of Suitability Documentation

Exhibit G

Form of Letter of Transmittal

Exhibit H

Form of Spreadsheet

Exhibit I

Form of Option Release Agreement

Exhibit J

Selling Stockholder Questionnaire